Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

Apellis Pharmaceuticals, Inc.

at

$41.00 per share, net in cash, plus one non-transferable contingent value right for each share, which represents the contractual right to receive contingent cash payments of up to an aggregate of $4.00 per share upon the achievement of specified milestones, by

Aspen Purchaser Sub, Inc.

a wholly owned indirect subsidiary of

Biogen Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY,

EASTERN TIME, ON MAY 13, 2026 (ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MAY 13, 2026),

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Aspen Purchaser Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Biogen Inc., a Delaware corporation (“Biogen”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Apellis Pharmaceuticals, Inc., a Delaware corporation (“Apellis”), in exchange for (i) $41.00 per Share, net to the seller in cash, without interest and subject to reduction for any applicable tax withholding (the “Cash Amount”), plus (ii) one contractual, non-transferable contingent value right per Share (each, a “CVR”) representing the right to receive contingent cash payments of up to an aggregate of $4.00 in cash, without interest and subject to reduction for any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Biogen, Apellis and a rights agent (the “Rights Agent”) mutually acceptable to Biogen and Apellis (the Cash Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 31, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among Biogen, Purchaser and Apellis. The Merger Agreement provides, among other things, that promptly following the consummation of the Offer, subject to the terms and conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into Apellis, with Apellis continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) and a wholly owned subsidiary of Biogen (the “Merger”). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, with no stockholder vote required to consummate the Merger. Upon the terms and subject to the conditions set forth in the Merger Agreement, the Merger will become effective upon the time of the due filing of a certificate of merger in respect of the Merger with, and acceptance by, the Secretary of State of Delaware, or at such subsequent time and date as Biogen and Apellis will, subject to the terms of the Merger Agreement, agree and specify in such certificate of merger (such time and date, the “Effective Time”). As a result of the Merger, Apellis will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Biogen.

At the Effective Time, each Share (other than Shares that are (i) held in the treasury of Apellis, (ii) irrevocably accepted for purchase in the Offer by Purchaser and “received” (as such term is defined by Section 251(h)(6)(f) of the DGCL) by Purchaser, (iii) held by Biogen, Purchaser or any other wholly owned subsidiary of Biogen as of both the commencement of the Offer and immediately prior to the Effective Time and (iv) held by stockholders who are entitled to, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive the Offer Price without interest, subject to reduction for any applicable withholding taxes (the “Merger Consideration”).

The obligation of Purchaser to purchase Shares tendered (and not validly withdrawn) in the Offer is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement (collectively, the “Offer Conditions”), including: (i) that, immediately prior to the Expiration Time, the number of Shares validly tendered (and not validly withdrawn) pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h)(6)(f) of the DGCL), together with any Shares then beneficially owned by Biogen or any subsidiary of Biogen, represent at least one Share more than 50% of the Shares then outstanding (the “Minimum Condition”); (ii) the expiration or termination of the waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “Regulatory Condition”); (iii) the absence of any order, executive order, stay, decree, judgment, injunction or law issued, enacted, promulgated, enforced or entered by a governmental entity of competent jurisdiction in any jurisdiction in which Biogen and its subsidiaries or Apellis and its subsidiaries have business operations or assets, in each case, that are material to Biogen and its subsidiaries, taken as a whole, or to Apellis and its subsidiaries, taken as a whole, that is in effect as of immediately prior to the Expiration Time which has the effect of prohibiting the consummation of the Offer or making the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger (the “Non-Prohibition Condition”); (iv) the accuracy of the representations and warranties of Apellis contained in the Merger Agreement as of immediately prior to the Expiration Time, subject to varying materiality thresholds specified therein, including that (A) the representation regarding the absence of a Company Material Adverse Effect (as defined below) since December 31, 2025 must be true and correct in all respects, (B) specified representations regarding capitalization must be true and correct in all but de minimis respects, (C) specified representations regarding corporate organization, authority, absence of conflict with organizational documents and brokers must be true and correct in all material respects and (D) all other representations must be true and correct except where the failure to be so would not reasonably be expected to have a Company Material Adverse Effect (collectively, the “Representations Condition”); (v) Apellis’ compliance with, and performance of, in all material respects all of its covenants and obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Time (the “Covenants Condition”); (vi) the receipt by Biogen of a certificate, dated as of the date on which the Acceptance Time (as defined below) occurs, signed by an executive officer of Apellis certifying that the Representations Condition and the Covenants Condition have been satisfied; and (vii) the Merger Agreement not having been validly terminated in accordance with its terms (the “Termination Condition”). The Minimum Condition, the Regulatory Condition, the Non-Prohibition Condition and the Termination Condition may not be waived by Biogen or Purchaser without the prior written consent of Apellis. Consummation of the Offer is not subject to a financing condition. The conditions to the Offer are described in more detail in Section 15—“Conditions to the Offer” in this Offer to Purchase.

The board of directors of Apellis (the “Apellis Board”) has unanimously (a) determined and declared that it is in the best interests of Apellis and its stockholders that Apellis enter into the Merger Agreement and the CVR Agreement and consummate the Merger and that the stockholders of Apellis accept the Offer and tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement; (b) approved and declared the advisability of the Merger Agreement, the CVR Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (c) resolved that the Merger will be effected under Section 251(h) of the DGCL; (d) declared that the terms of the Offer and the Merger are fair to Apellis and its stockholders; and (e) resolved to recommend that Apellis’ stockholders accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

THE APELLIS BOARD HAS RECOMMENDED THAT YOU TENDER ALL OF YOUR SHARES TO PURCHASER PURSUANT TO THE OFFER.

A summary of the principal terms and conditions of the Offer is provided herein under the heading “Summary Term Sheet” beginning on page 1 of this Offer to Purchase. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

April 14, 2026

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Equiniti Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, in each case prior to one minute after 11:59 p.m., Eastern Time, on May 13, 2026 (the “Expiration Time”, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event the “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser before the Expiration Time pursuant to the Offer.

THE LETTER OF TRANSMITTAL, THE CERTIFICATES FOR THE SHARES AND ANY OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE BEFORE THE EXPIRATION TIME.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as defined below) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call:

(866) 239-1762 (toll-free from the U.S. and Canada) or

+1 (412) 232-3651 (from other countries)

Banks and Brokers may call collect: (212) 750-5833

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase (this “Offer to Purchase”), the Letter of Transmittal (the “Letter of Transmittal”) and other related materials (the Offer to Purchase, the Letter of Transmittal and such other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Biogen Inc. (“Biogen”) and Aspen Purchaser Sub, Inc. (“Purchaser”) have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Apellis Pharmaceuticals, Inc. (“Apellis”) contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Biogen and Purchaser by Apellis or has been taken from or is based upon publicly available documents or records of Apellis on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources as of the date hereof. Biogen and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Condition (as defined below), all issued and outstanding shares of common stock, par value $0.0001 per share, of Apellis (the “Shares”), other than (i) Shares held in the treasury of Apellis, (ii) Shares held by Biogen, Purchaser or any other wholly owned subsidiary of Biogen as of both the commencement of the Offer and immediately prior to the Effective Time and (iii) Dissenting Shares (as defined below).

Price Offered Per Share	$41.00 per Share, net to the seller in cash, without interest and subject to reduction for any applicable tax withholding (the “Cash Amount”), plus one contractual, non-transferable contingent value right per Share (each, a “CVR”) representing the right to receive contingent cash payments of up to an aggregate of $4.00 in cash, without interest and subject to reduction for any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Biogen, Apellis and a rights agent (“Rights Agent”) mutually acceptable to Biogen and Apellis (the Cash Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”).

Scheduled Expiration of Offer; Offer Closing	Expiration of the Offer will occur at the end of the day, one minute after 11:59 p.m., Eastern Time, on May 13, 2026, unless the Offer is extended or earlier terminated in accordance with the Agreement and Plan of Merger, dated as of March 31, 2026, by and among Biogen, Apellis and Purchaser (as it may be amended from time to time, the “Merger Agreement”); acceptance of Shares for payment is expected to occur promptly following the expiration of the Offer on May 13, 2026, assuming all conditions to the Offer have been satisfied or waived, including the expiration or termination of the waiting period under the HSR Act (as defined below), unless the Offer is extended pursuant to the terms of the Merger Agreement. Payment for Shares accepted for purchase is expected to occur within three (3) Business Days (as defined below) following such acceptance. See Section 1—“Terms of the Offer.”

Offeror	Aspen Purchaser Sub, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Biogen Inc., a Delaware corporation.

Apellis Board Recommendation	The board of directors of Apellis (the “Apellis Board”) has unanimously (i) determined and declared that it is in the best interests of Apellis and its stockholders that Apellis enter into the Merger Agreement and the CVR Agreement and consummate the Merger and that the stockholders of Apellis accept the Offer and tender their Shares pursuant to the Offer, (ii) approved and declared the advisability of the Merger Agreement, the CVR Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), (iv) declared that the terms of the Offer and the Merger are fair to Apellis and its stockholders and (v) resolved to recommend that the stockholders of Apellis accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

Who is offering to purchase my Shares?

Purchaser, which is a wholly owned indirect subsidiary of Biogen, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer, completing the process by which Purchaser will be merged with and into Apellis and ancillary activities in connection with the Offer and the Merger. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Biogen and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Purchaser and, where appropriate, Biogen.

How many Shares are you seeking to purchase in the Offer?

We are offering to purchase all of the issued and outstanding Shares of Apellis on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest of Apellis. If the Offer is consummated, pursuant to the Merger Agreement, Biogen intends thereafter to cause Purchaser to consummate the Merger as soon as practicable (as described below). Upon consummation of the Merger, Apellis would cease to be a publicly traded company and would be an indirect wholly owned subsidiary of Biogen. In addition, after completion of the Merger, we intend to cause the Shares to be delisted from the Nasdaq Global Select Market and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

See Section 12—“Purpose of the Offer; Plans for Apellis.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $41.00 per Share, net to the seller in cash, without interest and subject to reduction for any applicable tax withholding, plus one contractual, non-transferable CVR representing the right to receive contingent cash payments of up to an aggregate of $4.00 in cash, without interest and subject to reduction for any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and conditions of the CVR Agreement. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction”, Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Biogen, Purchaser and Apellis have entered into an Agreement and Plan of Merger, dated as of March 31, 2026 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Apellis, with Apellis surviving such merger as a wholly owned subsidiary of Biogen (the “Merger”). If the Minimum Condition (as defined in Section 15—“Conditions to the Offer”) and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Merger as soon as practicable pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by Apellis stockholders.

See Section 11—“The Transaction Agreements” and Section 15—“Conditions to the Offer.”

What is the CVR and how does it work?

Each CVR represents a contractual, non-transferable contingent right to receive the following cash payments (each, a “Milestone Payment”) without interest and subject to reduction for any applicable tax withholding, if the following milestones (each, a “Milestone”) are achieved: (i) $2.00 per CVR, upon the achievement of Annual Net Sales (as defined in the CVR Agreement) of at least $1,500,000,000 attributable to SYFOVRE® and related products in the aggregate during the 2027, 2028, 2029 or 2030 calendar years (the “Net Sales Milestone 1”); and (ii) $2.00 per CVR, upon the achievement of Annual Net Sales of at least $2,000,000,000 attributable to SYFOVRE® and related products in the aggregate during the 2027, 2028, 2029, 2030 or 2031 calendar years (the “Net Sales Milestone 2”), provided that if the Net Sales Milestone 1 is not met prior to December 31, 2030 but the Net Sales Milestone 2 is achieved during the 2031 calendar year, then the Net Sales Milestone 2 will be $4.00 per CVR. Each Milestone may only be achieved one time; if the Annual Net Sales threshold is met in multiple calendar years, only the first achievement triggers payment.

The right to the payment described above is solely a contractual right governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Biogen, Apellis or us. No interest will accrue or be payable in respect of any of the amounts that may be payable on CVRs. Holders of CVRs will have no greater rights against Biogen than those accorded to general, unsecured creditors under applicable law. For more information on the CVRs, see Section 11—“The Transaction Agreements.”

Is it possible that no payment will become payable to the holders of CVRs?

Yes. It is possible that neither of the Milestones giving rise to the Milestone Payments described above will be achieved, in which case you will receive only the Cash Amount for any Shares you tender in the Offer and no payment with respect to your CVRs. It is not possible to predict whether a payment will become payable with respect to the CVRs, and there can be no assurance that either Milestone will be achieved or that the payments described above will be made.

For more information on the CVRs, see Section 11—“The Transaction Agreements.”

May I transfer my CVRs?

The CVRs will not be transferable except:

•	upon death of a holder by will or intestacy;

•	by instrument to an inter vivos or testamentary trust in which the CVR is to be passed to beneficiaries of the holder upon the death of the holder;

•	pursuant to a court order (including in connection with bankruptcy or liquidation);

•

by operation of law (including by consolidation or merger of the holder) or without consideration in connection with the dissolution, liquidation or termination of any holder that is a corporation, limited liability company, partnership or other entity (provided that such dissolution, liquidation or termination does not subject the CVRs to a requirement of registration under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act);

•

in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, or from such nominee to another nominee for the same beneficial owner;

•

if the holder is a corporation, partnership or limited liability company, a distribution by the transferring corporation, partnership or limited liability company to its stockholders, partners or members, as applicable (provided that such distribution does not subject the CVRs to a requirement of registration under the Securities Act or the Exchange Act);

•	abandonment by a holder of all of such holder’s remaining rights represented by CVRs by transferring such CVRs to Biogen or a person nominated in writing by Biogen, without consideration; or

•	acquisition of CVRs by Biogen or any of its affiliates for consideration in private transactions or otherwise.

For more information on the CVRs, see Section 11—“The Transaction Agreements.”

Will you have the financial resources to make payment?

Yes. Neither the consummation of the Offer nor the Merger is subject to any financing or funding condition. The total amount of funds estimated to be required by Biogen and Purchaser to consummate the Offer and purchase all issued and outstanding Shares in the Offer, to fund the Merger, to fund payments in respect of certain outstanding Apellis Options, Apellis RSUs, Apellis PSUs and Apellis Warrants (each as defined below) and to make all payments, if any, required at the Effective Time in connection with the Convertible Senior Notes, the Capped Call Transactions and the Apellis Credit Agreement (each as defined below) is approximately $5,851 million, excluding related fees and expenses. In addition, Biogen would need approximately $582 million to pay the maximum aggregate amount that the holders of CVRs (including holders of certain Apellis Options, Apellis RSUs, Apellis PSUs and Apellis Warrants who receive CVRs pursuant to the Merger Agreement) would be entitled to receive if the milestones giving rise to the Milestone Payments are achieved. Biogen and Purchaser anticipate funding such cash requirements from a combination of cash and borrowings.

See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash);

•	the Offer and the Merger are not subject to any financing or funding condition;

•	Biogen has access to sufficient funds to purchase all Shares tendered pursuant to the Offer;

•

if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price), subject to limited exceptions for Shares held in the treasury of Apellis, Dissenting Shares, Shares held by Biogen, Purchaser or any other wholly owned subsidiary of Biogen, and Biogen will have access to sufficient funds to pay for all such Shares;

•	the Milestone Payments are not tied to the financial condition, results of operation or position of Biogen or the Surviving Corporation (as defined below);

•	Biogen will have access to sufficient funds to pay the maximum aggregate amount that may be payable with respect to the CVRs; and

•	the CVRs represent only a portion of the Offer Price as to which the receipt of cash will not occur at closing.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 p.m., Eastern Time, on May 13, 2026, unless we extend the Offer pursuant to the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”) or the Offer is earlier terminated pursuant to, and in accordance with, the Merger Agreement. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Time.

The time of acceptance for payment of all Shares validly tendered (and not validly withdrawn) in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time”, and the date and time at which such Acceptance Time occurs is referred to as the “Offer Closing.”

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer and the Expiration Time can be extended in accordance with the Merger Agreement: (i) Purchaser must (and Biogen must cause Purchaser to) extend the Expiration Time as required by applicable law; (ii) Purchaser may extend the Offer for up to ten (10) Business Days per extension if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived, to permit such Offer

Condition to be satisfied; (iii) upon Apellis’ written request, Purchaser must (and Biogen must cause Purchaser to) extend the Offer for successive extension periods specified by Apellis of up to ten (10) Business Days per extension if, as of the then-scheduled Expiration Time, any Offer Condition (other than solely the Minimum Condition) is not satisfied and has not been waived, to permit such Offer Condition to be satisfied; and (iv) upon Apellis’ written request, Purchaser must (and Biogen must cause Purchaser to) extend the Offer for successive extension periods specified by Apellis of up to ten (10) Business Days per extension if, as of the then-scheduled Expiration Time, the Minimum Condition is not satisfied but all other Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time) have been satisfied or waived, to permit the Minimum Condition to be satisfied; provided that Purchaser will not be required to extend the Offer pursuant to this clause (iv) for more than thirty (30) Business Days in the aggregate. However, notwithstanding the foregoing, Purchaser is not required to, and without Apellis’ written consent may not, extend the Offer beyond one minute after 11:59 p.m., Eastern Time, on September 30, 2026 (the “Outside Date”). If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. “Business Day” means any day on which the principal offices of the SEC in Washington, DC are open to accept filings other than a day on which banking institutions located in Boston, Massachusetts are permitted or required by law, executive order or governmental decree to remain closed.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Equiniti Trust Company, LLC, which is the depositary and paying agent for the Offer, of any extension and will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time.

See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (collectively, the “Offer Conditions”):

•

that, immediately prior to the Expiration Time, the number of Shares validly tendered (and not validly withdrawn) pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h)(6)(f) of the DGCL), together with any Shares then beneficially owned by Biogen or any subsidiary of Biogen, represent at least one Share more than 50% of the Shares then outstanding (the “Minimum Condition”);

•	that, immediately prior to the Expiration Time, the waiting period (or any extension thereof) applicable to the Offer under the HSR Act has expired or been terminated (the “Regulatory Condition”);

•

that no governmental entity of competent jurisdiction in any jurisdiction in which Biogen and its subsidiaries or Apellis and its subsidiaries have business operations or assets, in each case, that are material to Biogen and its subsidiaries, taken as a whole, or Apellis and its subsidiaries, taken as a whole, has issued, enacted, promulgated, enforced or entered any order, executive order, stay, decree, judgment, injunction (preliminary or permanent) or law that is in effect as of immediately prior to the Expiration Time which has the effect of prohibiting the consummation of the Offer or making the Merger illegal or otherwise prohibiting the consummation of the Offer or the Merger (the “Non-Prohibition Condition”);

•

the accuracy as of immediately prior to the Expiration Time, of representations and warranties made by Apellis in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement, as described in more detail in Section 15—“Conditions to the Offer” (the “Representations Condition”);

•

the compliance and performance of Apellis in all material respects with all of its covenants and obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Time (the “Covenants Condition”);

•

that Biogen and Purchaser have received a certificate, dated as of the date on which the Acceptance Time occurs, signed by an executive officer of Apellis, certifying that the conditions set forth in the Representations Condition and the Covenants Condition have been satisfied; and

•	that the Merger Agreement has not been validly terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are in addition to, and not a limitation of, the rights of Biogen and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to and in accordance with the Merger Agreement.

Biogen and Purchaser expressly reserve the right to increase the Offer Price and the right to waive or make any other changes to the terms and conditions of the Offer Conditions. However, without the prior written consent of Apellis, we are not permitted to (i) change the form of consideration payable in the Offer, decrease the Offer Price or decrease the maximum number of Shares sought to be purchased in the Offer, (ii) extend or otherwise change the Expiration Time, except as permitted under the Merger Agreement, (iii) terminate the Offer prior to any scheduled Expiration Time, unless the Merger Agreement is validly terminated in accordance with its terms, (iv) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act, (v) amend, change or waive the Minimum Condition, the Regulatory Condition, the Non-Prohibition Condition or the Termination Condition, (vi) amend, modify or supplement any Offer Condition or the terms of the Offer in any manner adverse to holders of Shares or that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (as defined below), or (vii) impose any condition to the Offer other than the Offer Conditions.

See Section 15—“Conditions to the Offer.”

How do I tender my Shares?

In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•

If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) share certificates evidencing such Shares (“Share Certificates”), in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

•

If you are a record holder with uncertificated Shares held in book-entry form with Apellis’ transfer agent or your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation (as defined under Section 2—“Acceptance for Payment and Payment for Shares”), (2) the Letter of Transmittal, properly completed and duly executed, or, in lieu thereof, an Agent’s Message (as defined under Section 2—“Acceptance for Payment and Payment for Shares”) and (3) any other documents required by the Letter of Transmittal.

•

If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (as defined below). Please contact Innisfree M&A Incorporated (the “Information Agent”) for assistance.

•

If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

Upon the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Amount for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. For the avoidance of doubt, Biogen is not required to deposit any funds related to any CVR with the Depositary; CVR-related funds will be deposited with the Rights Agent only when required pursuant to the terms of the CVR Agreement.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the Expiration Time. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may also be withdrawn at any time after June 13, 2026, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4—“Withdrawal Rights.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and the obligations of Biogen, Purchaser and Apellis pursuant to the Merger Agreement to effect the Merger as soon as practicable following (and, if the Acceptance Time occurs on a Business Day, on the same day as, and if the Acceptance Time does not occur on a Business Day, on the first Business Day after) the Acceptance Time, without a vote of Apellis stockholders, we expect the Merger to occur following the consummation of the Offer without a subsequent offering period. The Merger Agreement prohibits the Purchaser from providing any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act unless Apellis provides its prior written consent.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

What does the Apellis board of directors think of the Offer?

The Apellis Board unanimously (i) determined and declared that it is in the best interests of Apellis and its stockholders that Apellis enter into the Merger Agreement and the CVR Agreement and consummate the Merger and that the stockholders of Apellis accept the Offer and tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement; (ii) approved and declared the advisability of the Merger Agreement, the CVR Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL; (iv) declared that the terms of the Offer and the Merger are fair to Apellis and its stockholders; and (v) resolved to recommend that Apellis’ stockholders accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Apellis.” A more complete description of the reasons for the Apellis Board’s recommendation and approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Apellis with the SEC (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that will be furnished to Apellis stockholders in connection with the Offer.

Have any Apellis stockholders entered into agreements with Biogen or any of its affiliates requiring them to tender their Shares?

Yes. In connection with the execution of the Merger Agreement, Biogen and Purchaser entered into a Tender and Support Agreement (the “Support Agreement”), dated as of March 31, 2026, with certain executive officers and directors of Apellis, specifically Dr. Cedric Francois, Dr. Gerald Chan, Alec Machiels and Dr. Pascal Deschatelets, and Morningside Venture Investments Ltd., a current stockholder of Apellis, in each case in their respective capacity as stockholders of Apellis (collectively, the “Supporting Stockholders”). Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders have agreed, among other things, to tender, pursuant to the Offer, Shares beneficially owned by the Supporting Stockholders (as defined in Rule 13d-3 under the Exchange Act) representing in the aggregate approximately 14% of the total outstanding Shares as of March 27, 2026, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement.

See Section 11—“The Transaction Agreements” in this Offer to Purchase for a more detailed description of the Support Agreement.

If the Offer is completed, will Apellis continue as a public company?

No. As soon as practicable following the Acceptance Time (and, if the Acceptance Time occurs on a Business Day, on the same day as, and if the Acceptance Time does not occur on a Business Day, on the first Business Day after), without a vote of Apellis stockholders, we expect to complete the Merger pursuant to applicable provisions of the DGCL and take steps to ensure that the shares of Apellis will cease to be publicly traded. Following the Merger, we will cause the Shares to be delisted from Nasdaq Global Select Market and deregistered under the Exchange Act.

See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly we acquire a majority of the outstanding Shares, then, in accordance with the terms of the Merger Agreement, we will complete the Merger as soon as practicable pursuant to applicable sections of the DGCL without a vote on the adoption of the Merger Agreement by Apellis stockholders. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger. See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, if we complete the Offer, Apellis stockholders who have not tendered their Shares in the Offer, subject to certain exceptions, (i) will not be required to vote on the adoption of the Merger Agreement, (ii) will be entitled to appraisal rights under Section 262 of the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer, provided that stockholders who validly exercise appraisal rights will not be entitled to receive the Merger Consideration, including any CVRs, and will instead receive only the judicially determined fair value of their Shares in accordance with Section 262 of the DGCL, and (iii) will, upon consummation of the Merger, if they do not validly exercise appraisal rights under the DGCL, have their Shares automatically converted into the right to receive the same consideration, without interest and subject to withholding taxes, as was payable in the Offer (the “Merger Consideration”).

See Section 11—“The Transaction Agreements”, Section 12—“Purpose of the Offer; Plans for Apellis—Merger Without a Vote of the Apellis Stockholders” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will be consummated as soon as practicable following the Acceptance Time (and, if the Acceptance Time occurs on a Business Day, on the same day as, and if the Acceptance Time does not occur on a Business Day, on the first Business Day after), without a vote of Apellis stockholders, and all of the Shares outstanding prior to the Effective Time will at the Effective Time be converted into the right to receive the same consideration, without interest and subject to any applicable withholding taxes, as was payable in the Offer, except for (i) Shares held in the treasury of Apellis immediately prior to the Effective Time, (ii) Shares irrevocably accepted for purchase in the Offer by Purchaser and “received” (as such term is defined by Section 251(h)(6)(f) of the DGCL) by Purchaser, (iii) Shares held by Biogen, Purchaser or any other wholly owned subsidiary of Biogen as of both the commencement of the Offer and immediately prior to the Effective Time, each of which will be cancelled and will cease to exist and no consideration will be paid or delivered in exchange therefor, and (iv) Dissenting Shares, which will not be converted into the right to receive the Merger Consideration and will instead be entitled only to such rights as are granted by Section 262 of the DGCL. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that no appraisal rights will be available to you if you tender your Shares.

See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On March 30, 2026, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sale price on the Nasdaq Global Select Market was $17.09 per Share. On April 9, 2026, the reported closing sale price on the Nasdaq Global Select Market was $40.65 per Share.

See Section 6—“Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the earlier of the Acceptance Time and the termination of the Merger Agreement, without the prior written consent of Biogen, Apellis will not establish a record date for, declare, accrue, set aside or pay any dividends or make any other distribution in respect of any shares of its capital stock (including the Shares).

See Section 6—“Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, Apellis stockholders whose Shares have not been purchased by Purchaser pursuant to the Offer will be entitled to appraisal rights under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

A more detailed discussion of appraisal rights can be found in Section 16—“Certain Legal Matters; Regulatory Approvals” and the full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

What will happen to my warrants in the Offer?

Warrants to purchase Shares (“Apellis Warrants”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each Apellis Warrant that is then outstanding and unexercised will, as a result of and contingent upon the consummation of the Merger and without any action on the part of any holder of such Apellis Warrant, be deemed to be exercised in full in a “cashless exercise” pursuant to the terms of such Apellis Warrant. Any Shares issued upon such deemed cashless exercise that are outstanding immediately prior to the Effective Time will be treated in accordance with the Merger Agreement in the same manner as all other Shares and will be converted into the right to receive the Merger Consideration (consisting of the Cash Amount plus one CVR per Share), without interest thereon and subject to any applicable withholding taxes.

Regardless of the terms of the Merger Agreement, if you are a holder of Apellis Warrants at the time of the Offer commencement, you may only tender Shares acquired upon exercise of such Apellis Warrants.

See Section 11—“The Transaction Agreements—Merger Agreement—Treatment of Apellis Warrants.”

What will happen to my stock options in the Offer?

Stock options to purchase Shares (“Apellis Options”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each Apellis Option or portion thereof that is outstanding, vested pursuant to its terms (including any option that vests as a result of the transactions contemplated by the Merger Agreement) and unexercised immediately prior to the Effective Time (each, a “Vested Apellis Option”) will be automatically cancelled and converted into the right to receive from the Surviving Corporation: (i) if the exercise price of such Vested Apellis Option is less than the Cash Amount, (A) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such Vested Apellis Option multiplied by (y) the excess of the Cash Amount over the exercise price per Share of such Vested Apellis Option and (B) one (1) CVR for each Share underlying such Vested Apellis Option; or (ii) if the exercise price of such Vested Apellis Option is equal to or greater than the Cash Amount but less than the Aggregate Amount (as defined below), one (1) CVR for each Share underlying such Vested Apellis Option (with any payable Milestone Payment reduced by the excess, if any, of the applicable exercise price per Share over the Cash Amount, as set forth in the CVR Agreement); provided that each Vested Apellis Option with an exercise price per Share equal to or greater than the Aggregate Amount will be cancelled for no consideration. Any payment of the Cash Amount with respect to Vested Apellis Options will be made by the Surviving Corporation as promptly as practicable (and in any event no later than the first payroll payment date of the Surviving Corporation) after the Effective Time.

As of the Effective Time, each Apellis Option or portion thereof that is outstanding, unvested (and that does not vest as a result of the transactions contemplated by the Merger Agreement) and unexercised immediately prior to the Effective Time (each, a “Converted Apellis Option”) will be cancelled and converted into the contingent right to receive from the Surviving Corporation: (i) if the exercise price of such Converted

Apellis Option is less than the Cash Amount, (A) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such Converted Apellis Option multiplied by (y) the excess, if any, of the Cash Amount over the exercise price per Share of such Converted Apellis Option and (B) one (1) CVR for each Share underlying such Converted Apellis Option; or (ii) if the exercise price of such Converted Apellis Option is equal to or greater than the Cash Amount but less than the Aggregate Amount, one (1) CVR for each Share underlying such Converted Apellis Option (with any payable Milestone Payment reduced by the excess, if any, of the applicable exercise price per Share over the Cash Amount, as set forth in the CVR Agreement); provided that each Converted Apellis Option with an exercise price per Share equal to or greater than the Aggregate Amount will be cancelled for no consideration. In each case, payments in respect of such Converted Apellis Option and CVR are subject to the holder’s continued service through the applicable vesting dates and will vest and become payable at the same time as the underlying Converted Apellis Option would have vested and become exercisable pursuant to its terms, and otherwise subject to the same terms and conditions (including any double-trigger vesting provisions) as were applicable to the corresponding Converted Apellis Option immediately prior to the Effective Time. As used herein, “Aggregate Amount” means the sum of the Cash Amount and the sum of the Net Sales Milestone 1 Payment Amount and the Net Sales Milestone 2 Payment Amount (each, as defined in the CVR Agreement). All CVRs received in respect of Apellis Options will become payable in accordance with the CVR Agreement.

If you are a holder of Vested Apellis Options at the time of the Offer commencement, you may exercise your Vested Apellis Options and tender any Shares issued upon such exercise. You must exercise your Vested Apellis Options sufficiently in advance of the Expiration Time (but no later than five (5) Business Days prior to the Expiration Time) because such exercise must settle before the Shares received upon exercise of the Vested Apellis Options may be tendered. An exercise of Vested Apellis Options cannot be revoked even if Shares received upon the exercise and tendered in the Offer are not purchased in the Offer for any reason. We urge each holder of Vested Apellis Options to consult with his or her financial advisor, tax advisor or legal advisor with respect to the advisability of exercising any Vested Apellis Options and tendering any Shares issued upon such exercise.

See Section 11—“The Transaction Agreements—Merger Agreement—Treatment of Apellis Equity Awards” and Section 11—“The Transaction Agreements—Contingent Value Rights Agreement.”

What will happen to my restricted stock units in the Offer?

Restricted stock units in respect of Shares that are solely subject to time-vesting conditions (“Apellis RSUs”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each Apellis RSU or portion thereof that is outstanding and vested pursuant to its existing terms or that vests as a result of the transactions contemplated by the Merger Agreement (each, a “Vested Apellis RSU”) will be cancelled and converted into the right to receive from the Surviving Corporation (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (A) the total number of Shares underlying such Vested Apellis RSU multiplied by (B) the Cash Amount and (ii) one (1) CVR for each Share underlying such Vested Apellis RSU. Any payment of the Cash Amount with respect to Vested Apellis RSUs will be made by the Surviving Corporation as promptly as practicable (and in any event no later than the first payroll payment date of the Surviving Corporation) after the Effective Time.

At the Effective Time, each Apellis RSU or portion thereof that is outstanding and unvested (and that does not vest as a result of the transactions contemplated by the Merger Agreement) as of immediately prior to the Effective Time (each, a “Converted Apellis RSU”) will be cancelled and converted into the contingent right to receive from the Surviving Corporation (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (A) the total number of Shares underlying such Converted Apellis RSU multiplied by (B) the Cash Amount and (ii) one (1) CVR for each Share underlying such Converted Apellis RSU, in each case, subject to the holder’s continued service through the applicable vesting dates and vesting at the same time as the underlying Converted Apellis RSU would have vested pursuant to its terms, and otherwise subject to the same terms and conditions (including any double-trigger vesting provisions) as were applicable to the corresponding Converted Apellis RSU immediately prior to the Effective Time. All CVRs received in respect of Apellis RSUs will become payable in accordance with the CVR Agreement.

If you are a holder of Vested Apellis RSUs at the time of the Offer commencement, you may only tender Shares acquired upon settlement of such Vested Apellis RSUs.

See Section 11—“The Transaction Agreements—Merger Agreement—Treatment of Apellis Equity Awards” and Section 11—“The Transaction Agreements—Contingent Value Rights Agreement.”

What will happen to my performance stock units in the Offer?

Restricted stock units in respect of Shares that are subject to both time-vesting and performance-vesting conditions (“Apellis PSUs”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each Apellis PSU (or portion thereof) that is outstanding immediately prior to the Effective Time will be treated as follows:

•

Each Apellis PSU that is vested pursuant to its existing terms or that vests as a result of the transactions contemplated by the Merger Agreement (each, a “Vested Apellis PSU”) will be cancelled and converted into the right to receive from the Surviving Corporation (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (A) the total number of Shares underlying such Vested Apellis PSU multiplied by (B) the Cash Amount and (ii) one (1) CVR for each Share underlying such Vested Apellis PSU. Any payment of the Cash Amount with respect to Vested Apellis PSUs will be made by the Surviving Corporation as promptly as practicable (and in any event no later than the first payroll payment date of the Surviving Corporation) after the Effective Time.

•

Each Apellis PSU (or portion thereof) that is outstanding and unvested immediately prior to the Effective Time (other than a Vested Apellis PSU) (each, a “Converted Apellis PSU”) will be cancelled and converted into the contingent right to receive from the Surviving Corporation (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (A) the total number of Shares underlying such Converted Apellis PSU multiplied by (B) the Cash Amount and (ii) one (1) CVR for each Share underlying such Converted Apellis PSU, in each case, subject to the holder’s continued service through the end of the applicable performance period under the terms of such Converted Apellis PSU as in effect immediately prior to the Effective Time and vesting at the same time as the underlying Converted Apellis PSU would have vested pursuant to its terms, and otherwise subject to the same terms and conditions (including any double-trigger vesting provisions) as were applicable to the corresponding Converted Apellis PSU immediately prior to the Effective Time. All CVRs received in respect of Apellis PSUs will become payable in accordance with the CVR Agreement.

•

For purposes of determining the number of Shares underlying each Apellis PSU, the number of shares will be based on (i) the actual performance determined by the Compensation Committee of the Apellis Board as of the latest practicable date prior to the Effective Time with respect to TSR-based Apellis PSUs granted in January 2026 and (ii) the target performance levels for all other Apellis PSUs. All Converted Apellis PSUs and related CVRs will no longer be subject to performance-based vesting conditions as of the Effective Time.

If you are a holder of vested Apellis PSUs at the time of the Offer commencement, you may only tender Shares acquired upon settlement of such vested Apellis PSUs.

See Section 11—“The Transaction Agreements—Merger Agreement—Treatment of Apellis Equity Awards” and Section 11—“The Transaction Agreements—Contingent Value Rights Agreement.”

If I am a participant in the employee stock purchase plan, how do I participate in the Offer?

If you are a participant in the Apellis 2017 Employee Stock Purchase Plan (the “Apellis ESPP”), you may tender Shares that you have purchased through the Apellis ESPP. If you have purchased Shares through the Apellis ESPP and hold such Shares, you must follow the procedures and instruct the administrator of the Apellis ESPP to tender your Shares within the time period described in the separate instructions that you will receive.

Pursuant to the Merger Agreement, the Apellis ESPP will continue to operate consistent with its terms through the date of consummation of the Merger (the “Closing Date”), except that (i) no new Offering or Plan Period (each as defined in the Apellis ESPP) under the Apellis ESPP will commence on or after the date of the Merger Agreement, (ii) no new participants may join the Apellis ESPP during the current Plan Period, and (iii) no participant may increase his or her payroll deduction elections with respect to the current Plan Period. If the Closing Date occurs prior to the end of the current Plan Period, all accumulated participant contributions under the Apellis ESPP will be used to purchase Shares from Apellis as close as reasonably practicable to (but in any event prior to) the Closing Date, as if such date were the last day of the Plan Period. The Apellis ESPP will be terminated effective as of immediately prior to the Effective Time.

What will happen to my Convertible Senior Notes in the Offer?

Apellis’ outstanding 3.500% Convertible Senior Notes due 2026 (the “Convertible Senior Notes”) are not sought in the Offer. However, consummation of the Offer and the Merger may each constitute a “Fundamental Change” or a “Make-Whole Fundamental Change” (each as defined in the indenture governing the Convertible Senior Notes (the “Convertible Senior Notes Indenture”)) under the Convertible Senior Notes Indenture, which may give holders of the Convertible Senior Notes the right to require Apellis to repurchase such notes for cash at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, or the right to convert such Convertible Senior Notes at an increased conversion rate, in each case, in accordance with the terms of the Convertible Senior Notes Indenture. As of March 27, 2026, there was $93,897,000 in aggregate principal amount of Convertible Senior Notes outstanding, with an initial conversion rate of 25.3405 Shares per $1,000 of outstanding principal amount.

Pursuant to the Merger Agreement, prior to the Effective Time, Apellis has agreed to use reasonable best efforts to take all actions required under the Convertible Senior Notes Indenture and the documentation governing the associated capped call transactions (the “Capped Call Transactions”) in connection with the transactions contemplated by the Merger Agreement (including any actions with respect to repurchases or conversions of the Convertible Senior Notes occurring as a result of or in connection with the transactions contemplated by the Merger Agreement constituting a Fundamental Change or a Make-Whole Fundamental Change), and to provide all notices required to the trustee and holders of the Convertible Senior Notes and, at Biogen’s written request, preparing any supplemental indenture contemplated by the Convertible Senior Notes Indenture. Apellis has also agreed not to amend, modify, supplement or terminate the Convertible Senior Notes Indenture or make any election with respect to any settlement method in connection with any conversions of the Convertible Senior Notes, in each case without Biogen’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

In addition, prior to the Effective Time, Apellis has agreed to use reasonable best efforts to cooperate with Biogen, at Biogen’s written request, to enter into arrangements with the counterparties to the Capped Call Transactions to cause such transactions to be exercised, settled, terminated or cancelled as of the Effective Time, with the calculation and settlement of any amounts payable thereunder to be payable only in cash and subject to the mutual agreement of Biogen, Apellis and the respective counterparties. See “—Convertible Senior Notes” and “—Capped Call Transactions” for more detail, including reimbursement, fee and indemnification provisions applicable to Apellis’ cooperation obligations described in “—Expenses.”

What are the material U.S. federal income tax consequences of tendering Shares?

The exchange of Shares for the Offer Price pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs and payments (if any) with respect to the CVRs, with respect to which there is uncertainty. We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger, and payments (if any) with respect to the CVRs. See Section 5—“Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

Innisfree M&A Incorporated is acting as the Information Agent for the Offer. Stockholders may call the Information Agent at (866) 239-1762 (toll-free from the U.S. and Canada) or at +1 (412) 232-3651 (from other countries). Banks and brokers may call collect at (212) 750-5833. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Apellis Pharmaceuticals, Inc.:

Aspen Purchaser Sub, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Biogen Inc., a Delaware corporation, is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of Apellis Pharmaceuticals, Inc., a Delaware corporation, in exchange for (i) $41.00 per Share, net to the seller in cash, without interest and subject to reduction for any applicable tax withholding, plus (ii) one contractual, non-transferable contingent value right per Share representing the right to receive contingent cash payments of up to an aggregate of $4.00 in cash, without interest and subject to reduction for any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and conditions of a contingent value rights agreement to be entered into by and among Biogen, Apellis and a rights agent mutually acceptable to Biogen and Apellis, in each case, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of March 31, 2026, by and among Biogen, Purchaser and Apellis. The Merger Agreement provides, among other things, that as soon as practicable consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will merge with and into Apellis, with Apellis continuing as the surviving corporation and an indirect wholly owned subsidiary of Biogen. The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger. As a result of the Merger, Apellis will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Biogen.

At the Effective Time, each Share (other than Shares that are (i) held in the treasury of Apellis, (ii) irrevocably accepted for purchase in the Offer by Purchaser and “received” (as such term is defined by Section 251(h)(6)(f) of the DGCL) by Purchaser, (iii) held by Biogen, Purchaser or any other wholly owned subsidiary of Biogen as of both the commencement of the Offer and immediately prior to the Effective Time and (iv) held by stockholders who are entitled to, and properly demand, appraisal for such Shares) will be cancelled and converted into the right to receive the Offer Price without interest, subject to reduction for any applicable withholding taxes (the “Merger Consideration”). Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11—“The Transaction Agreements”, which also contains a discussion of the treatment of Apellis Options, Apellis RSUs, Apellis PSUs, Apellis Warrants and the Apellis ESPP in connection with the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Equiniti Trust Company, LLC, the depositary and paying agent for the Offer, will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The obligation of Purchaser to purchase Shares tendered (and not validly withdrawn) in the Offer is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement (collectively, the “Offer Conditions”), including: (i) that, immediately prior to the Expiration Time, the number of Shares validly tendered (and not validly withdrawn) pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h)(6)(f) of the DGCL), together with any Shares then beneficially owned by Biogen or any subsidiary of Biogen, represent at least one

Share more than 50% of the then outstanding Shares (the “Minimum Condition”); (ii) the expiration or termination of the waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “Regulatory Condition”); (iii) the absence of any order, executive order, stay, decree, judgment, injunction or law issued, enacted, promulgated, enforced or entered by a governmental entity of competent jurisdiction in any jurisdiction in which Biogen and its subsidiaries or Apellis and its subsidiaries have business operations or assets, in each case, that are material to Biogen and its subsidiaries, taken as a whole, or to Apellis and its subsidiaries, taken as a whole, that is in effect as of immediately prior to the Expiration Time which has the effect of prohibiting the consummation of the Offer or making the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger (the “Non-Prohibition Condition”); (iv) the accuracy of the representations and warranties of Apellis contained in the Merger Agreement as of immediately prior to the Expiration Time, subject to varying materiality thresholds specified therein, including that (A) the representation regarding the absence of a Company Material Adverse Effect (as defined below) since December 31, 2025 must be true and correct in all respects, (B) specified representations regarding capitalization must be true and correct in all but de minimis respects, (C) specified representations regarding corporate organization, authority, absence of conflict with organizational documents and brokers must be true and correct in all material respects and (D) all other representations must be true and correct except where the failure to be so would not reasonably be expected to have a Company Material Adverse Effect (collectively, the “Representations Condition”); (v) Apellis’ compliance with, and performance of, in all material respects all of its covenants and obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Time (the “Covenants Condition”); (vi) the receipt by Biogen of a certificate, dated as of the date on which the Acceptance Time (as defined below) occurs, signed by an executive officer certifying that the Representations Condition and the Covenants Condition have been satisfied; and (vii) the Merger Agreement not having been validly terminated in accordance with its terms (the “Termination Condition”). The Minimum Condition, the Regulatory Condition, the Non-Prohibition Condition and the Termination Condition may not be waived by Biogen or Purchaser without the prior written consent of Apellis. Consummation of the Offer is not subject to a financing condition. The conditions to the Offer are described in more detail in Section 15—“Conditions to the Offer” in this Offer to Purchase.

The Apellis Board unanimously recommends that Apellis stockholders tender their Shares pursuant to the Offer. The Apellis Board has unanimously (i) determined and declared that it is in the best interests of Apellis and its stockholders that Apellis enter into the Merger Agreement and the CVR Agreement and consummate the Merger and that the stockholders of Apellis accept the Offer and tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement; (ii) approved and declared the advisability of the Merger Agreement, the CVR Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL; (iv) declared that the terms of the Offer and the Merger are fair to Apellis and its stockholders; and (v) resolved to recommend that Apellis’ stockholders accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

A more complete description of the Apellis Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Apellis, that will be furnished to Apellis stockholders in connection with the Offer. Apellis stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-headings headings “The Solicitation or Recommendation—Background of Offer and Merger” and “The Solicitation or Recommendation—Reasons for Recommendation.”

In connection with the execution of the Merger Agreement, Biogen and Purchaser entered into a Tender and Support Agreement, dated as of March 31, 2026, certain executive officers and directors of Apellis, specifically Dr. Cedric Francois, Dr. Gerald Chan, Alec Machiels and Dr. Pascal Deschatelets, and Morningside

Venture Investments Ltd., a current stockholder of Apellis, in each case in their respective capacity as stockholders of Apellis. Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders have agreed, among other things, to tender, pursuant to the Offer, Shares beneficially owned by the Supporting Stockholders (as defined in Rule 13d-3 under the Exchange Act) representing in the aggregate approximately 14% of the total outstanding Shares as of March 27, 2026. See Section 11—“The Transaction Agreements” in this Offer to Purchase for a more detailed description of the Support Agreement.

Apellis has advised Biogen that, as of the close of business on April 9, 2026, 128,007,815 Shares were issued and outstanding.

Pursuant to the Merger Agreement, the initial directors of the Surviving Corporation immediately following the Effective Time will be the respective individuals who served as the directors of Purchaser as of immediately prior to the Effective Time, and the initial officers of the Surviving Corporation immediately following the Effective Time will be the respective individuals who served as the officers of Apellis as of immediately prior to the Effective Time.

If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL as soon as practicable without a vote on the adoption of the Merger Agreement by Apellis stockholders.

Material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Material U.S. Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, Apellis stockholders will be entitled to appraisal rights under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Time, pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as described under Section 4—“Withdrawal Rights.”

Acceptance for payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the Offer Conditions will occur promptly after the Expiration Time (as it may be extended pursuant to the terms of the Merger Agreement). We refer to the time at which the Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) as the “Acceptance Time”, and the date and time at which such Acceptance Time occurs is referred to as the “Offer Closing.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the Regulatory Condition and the other conditions described in Section 15—“Conditions to the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, (i) Purchaser must (and Biogen must cause Purchaser to) extend the Expiration Time as required by applicable law; (ii) Purchaser may extend the Offer for up to ten (10) Business Days per extension if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived, to permit such Offer Condition to be satisfied; (iii) upon Apellis’ written request, Purchaser must (and Biogen must cause Purchaser to) extend the Offer for successive extension periods specified by Apellis of up to ten (10) Business Days per extension if, as of the then-scheduled Expiration Time, any Offer Condition (other than solely the Minimum Condition) is not satisfied and has not been waived, to permit such Offer Condition to be satisfied; and (iv) upon Apellis’ written request, Purchaser must (and Biogen must cause Purchaser to) extend the Offer for successive extension periods specified by Apellis of up to ten (10) Business Days per extension if, as of the then-scheduled Expiration Time, the Minimum Condition is not satisfied but all other Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time) have been satisfied or waived, to permit the Minimum Condition to be satisfied; provided that Purchaser will not be required to extend the Offer pursuant to this clause for more than thirty (30) Business Days in the aggregate. However, notwithstanding the foregoing, Purchaser is not required to, and without Apellis’ written consent may not, extend the Offer beyond one minute after 11:59 p.m., Eastern Time, on the Outside Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Biogen and Purchaser expressly reserve the right to increase the Offer Price and the right to waive or make any other changes to the terms and conditions of the Offer Conditions. However, without the prior written consent of Apellis, we are not permitted to (i) change the form of consideration payable in the Offer, decrease the Offer Price or decrease the maximum number of Shares sought to be purchased in the Offer, (ii) extend or otherwise change the Expiration Time, except as permitted under the Merger Agreement, (iii) terminate the Offer prior to any scheduled Expiration Time, unless the Merger Agreement is validly terminated in accordance with its terms, (iv) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act, (v) amend, change or waive the Minimum Condition, the Regulatory Condition, the Non-Prohibition Condition or the Termination Condition, (vi) amend, modify or supplement any Offer Condition or the terms of the Offer in any manner adverse to holders of Shares or that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or (vii) impose any condition to the Offer other than the Offer Conditions.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time. Without limiting the manner in which Purchaser may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. In addition, in the Merger Agreement, we have agreed that, on the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser will (and Biogen will cause Purchaser to) pay for all Shares validly tendered (and not validly withdrawn) in the Offer promptly (and in any event within three (3) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) after the Acceptance Time.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to Apellis stockholders, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to Apellis stockholders and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all Apellis stockholders whose Shares are purchased in the Offer, whether such Shares were tendered before or after the announcement of the increase in consideration.

There will not be a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the Offer Conditions have not been satisfied. See Section 15—“Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Transaction Agreements—Merger Agreement—Termination.”

As soon as practicable following the Acceptance Time (and, if the Acceptance Time occurs on a Business Day, on the same day as, and if the Acceptance Time does not occur on a Business Day, on the first Business Day after), in accordance with the terms of the Merger Agreement, we will complete the Merger pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by Apellis stockholders.

Apellis has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of

Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Apellis as of April 1, 2026 and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the satisfaction or waiver (to the extent waivable by Biogen or Purchaser) of the Offer Conditions set forth in Section 15—“Conditions to the Offer” (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will, and Biogen will cause Purchaser to, as promptly as practicable upon the later of (i) the earliest time as of which Purchaser is permitted under the Exchange Act to irrevocably accept for purchase Shares validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) the earliest time as of which each of the Offer Conditions has been satisfied or waived, irrevocably accept for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Purchaser will promptly (and in any event within three (3) Business Days after the Acceptance Time) pay, or cause the Depositary to pay, for all Shares so accepted. See Section 1—“Terms of the Offer.”

In all cases, payment for Shares validly tendered, not validly withdrawn and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (“Share Certificates”), if any, or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for any Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s irrevocable acceptance for purchase of such Shares pursuant to the Offer. Upon the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Amount for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. For the avoidance of doubt, Biogen is not required to deposit any funds related to any CVR with the Depositary; neither Purchaser nor Biogen will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger

Agreement, the Depositary may, nevertheless, retain tendered Shares on Purchaser’s behalf, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

At or prior to the Offer Closing, Biogen, Apellis and the Rights Agent will execute the CVR Agreement, which will govern the terms of the CVRs. Neither Purchaser nor Biogen will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see Section 11—“The Transaction Agreements.”

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•

If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

•

If you are a record holder and you hold uncertificated Shares in book-entry form with Apellis’ transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.

•

If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message and (3) any other documents required by the Letter of Transmittal.

•

If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact the Information Agent (as defined below) for assistance.

•

If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Book-Entry Transfer. The Depositary will establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry

Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. Shares may also be tendered if all the following conditions are satisfied:

•	such tender must be made by or through an Eligible Institution;

•

a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Purchaser, must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires; and

•

the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal within one (1) trading day after the date of execution of such Notice of Guaranteed Delivery: (A) if Shares being tendered are certificated, (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal, (B) if Shares being tendered are uncertificated and held in book-entry form with Apellis’ transfer agent, (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal and (C) if Shares are being tendered by book-entry transfer, (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message and (3) any other documents required by the Letter of Transmittal.

The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates, if any, evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which such Notice of Guaranteed Delivery relates are delivered to the Depositary.

The method of delivery of the Letter of Transmittal, any Share Certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and the risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign Shares tendered, as specified in the Letter of Transmittal, and that when accepted for payment, we will acquire good, marketable and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Biogen, Purchaser, Apellis, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Proxy. By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorney-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

•	all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective); and

•	the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Apellis’ stockholders.

4.	Withdrawal Rights.

Except as otherwise described in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 13, 2026, which is the 60th day after the date of commencement of the Offer, pursuant to Section 14(d)(5) of the Exchange Act.

Pursuant to the Support Agreement, each Supporting Stockholder has agreed that, once any of such Supporting Stockholder’s Subject Shares are tendered in the Offer, such Supporting Stockholder will not withdraw such Subject Shares from the Offer unless and until the Support Agreement has been terminated in accordance with its terms. See Section 11—“The Transaction Agreements—Support Agreements.”

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tenders of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. None of Biogen, Purchaser, Apellis, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material U.S. Federal Income Tax Consequences.

The following is a general summary of material U.S. federal income tax consequences of the Offer and the Merger to stockholders of Apellis whose Shares are tendered and accepted for payment of the Offer Price pursuant to the Offer or whose Shares are converted into the right to receive the Offer Price (or cash as a result of exercising appraisal rights). This summary applies only to stockholders of Apellis who hold their shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder. This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (i) certain former U.S. citizens or long-term residents who are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (vii) stockholders subject to the alternative minimum tax; (viii) regulated investment companies; (ix) real estate investment trusts; (x) persons that own (or are deemed to own) 5% or more of the outstanding Shares; (xi) partnerships and other pass-through entities and persons who hold Shares through such partnerships or other pass-through entities; (xii) persons that have a “functional currency” other than the U.S. dollar; (xiii) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation; and (xiv) persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement.

This summary is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof. All of the foregoing are subject to change, and changes could apply retroactively and could affect the tax consequences described below.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all the substantial decisions of the trust or (b) that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their own tax advisors.

The descriptions of U.S. federal income tax consequences set forth below are for general information only. You should consult your own tax advisors as to the particular tax consequences to you of this Offer and the Merger, including the application of U.S. federal, state, local and non-U.S. tax laws and possible changes in such laws.

Consequences of the Offer and the Merger to U.S. Holders. The exchange of Shares for the Offer Price pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and character of a portion of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty. The installment method of reporting any gain attributable to the receipt of a CVR or payment with respect to a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market.

There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs in connection with the Offer or the Merger. The receipt of the CVRs pursuant to the Offer or the Merger, as the case may be, might be treated as a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes, each discussed below.

Pursuant to U.S. Treasury Regulations dealing with contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable”, a U.S. Holder should treat the transaction as a “closed transaction” and treat the fair market value of the CVRs as part of the consideration received in the Offer or the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder should treat the transaction as an “open transaction” for purposes of determining gain or loss. The Treasury Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. The following sections discuss the U.S. federal income tax consequences of the receipt of cash and CVRs in exchange for Shares in the event it is treated as a “closed transaction” and, alternatively, in the event it is treated as an “open transaction.” There is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as “closed transactions” or “open transactions”, and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of “open transaction” treatment and other possible characterizations of the receipt of a CVR. Biogen intends to treat the CVRs received with respect to the Shares pursuant to the Offer or the Merger for all U.S. federal and applicable state and local income tax purposes as additional consideration paid for the Shares pursuant to the Offer or the Merger as part of a “closed transaction.”

Treatment as Closed Transaction.

If the receipt of the CVRs is treated as, or determined to be, part of a closed transaction for U.S. federal income tax purposes, you generally will recognize capital gain or loss on a sale of Shares for the Offer Price pursuant to the Offer or an exchange of Shares for the Offer Price pursuant to the Merger (or for cash upon exercise of appraisal rights), in an amount equal to the difference, if any, between (i) the amount of cash you receive plus the “reasonably ascertainable” fair market value of any CVRs you receive and (ii) your adjusted tax basis in your Shares. The proper method to determine the fair market value of a CVR is not clear, but it is possible that the trading value of Apellis’ common stock prior to the Effective Time would be considered along with other factors in making that determination. Gain or loss generally will be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for the Offer Price pursuant to the Merger (or for cash upon exercise of appraisal rights). Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for such Shares exceeds one year. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

Your initial tax basis in a CVR will equal the fair market value of such CVR upon receipt. The holding period for the CVR will begin on the day following the closing of the Offer or the Effective Time (as applicable).

There is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs is uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a disposition of a capital asset, which could result in short-term capital gain or loss, or as giving rise to ordinary income. Biogen intends to treat any CVR payment (except to the extent of any imputed interest, as described below under “—Imputed Interest”) as giving rise to an amount realized on the disposition of a capital asset. U.S. Holders should consult their own tax advisors with respect to the treatment of the CVRs, including any payments made on the CVRs.

Treatment as Open Transaction.

If the transaction is treated as an “open transaction” for U.S. federal income tax purposes, the fair market value of the CVRs would not be treated as additional consideration for the Shares at the time the CVRs are received in the Offer or the Merger, as the case may be, and the U.S. Holder would have no tax basis in the CVRs. Instead, the U.S. Holder would take payments under the CVRs into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Such payments (less any imputed interest under Section 483 of the Code, as described below under “—Imputed Interest”) may be treated, in general, as additional consideration for the disposition of the Shares. Payments of cash pursuant to the Offer or the Merger, plus the payments on the CVRs, generally first would be applied to reduce a U.S. Holder’s adjusted tax basis in the Shares. A U.S. Holder then would recognize gain to the extent of any cash received pursuant to the Offer or the Merger or the portion of CVR payments not treated as imputed interest received after the U.S. Holder’s adjusted tax basis was reduced to zero. A U.S. Holder would recognize loss to the extent of any remaining basis after the basis reduction described in the previous sentence, although it is possible that such holder would not be able to recognize such loss until the resolution of all contingencies under the CVRs or possibly until such holder’s abandonment of the holder’s CVRs. Gain or loss generally would be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction). Any such gain or loss would be long-term if the Shares were held for more than one year prior to such disposition. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

Imputed Interest

Under either the “closed transaction” or “open transaction” treatment, a portion of any payment with respect to a CVR may be treated as imputed interest that is ordinary income to a U.S. Holder. The portion of the payment treated as imputed interest under Section 483 of the Code would be determined at the time such payment is made and generally would equal the excess of (i) the amount of the CVR payment over (ii) the present value of such amount as of the Effective Time, calculated using the applicable federal rate as the discount rate. The applicable federal rate is published monthly by the IRS. The relevant applicable federal rate would be the lower of (i) the lowest applicable federal rate in effect during the three-month period ending with the month that includes the date on which the Merger Agreement was signed or (ii) the lowest applicable federal rate in effect during the three-month period ending with the month that includes the date of the consummation of the merger. A U.S. Holder would include in its taxable income interest imputed pursuant to Section 483 of the Code using such holder’s regular method of accounting for U.S. federal income tax purposes.

As discussed above, the U.S. federal income tax treatment of the CVRs is unclear. U.S. Holders should consult their own tax advisors regarding such treatment.

Consequences of the Offer and the Merger to Non-U.S. Holders. Subject to the discussions below under “Backup Withholding” and “FATCA”, payments you receive as a Non-U.S. Holder with respect to Shares that you tender pursuant to the Offer or exchange in the Merger (or as a result of exercising appraisal rights) generally will be exempt from U.S. federal income tax, unless:

•

your gain, if any, on Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States), in which case (i) you will be subject to U.S. federal income tax in the same manner as if you were a U.S. Holder (except that you should provide an IRS Form W-8ECI instead of an IRS Form W-9) and (ii) if you are a corporation, you may also be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or

•

you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares (net of certain losses recognized during such year).

As discussed above, the tax treatment of the CVRs and payments with respect to CVRs is unclear, and it is possible that Biogen or an applicable withholding agent may be required to withhold on payments with respect to the CVRs. Non-U.S. Holders are urged to consult their own tax advisors regarding CVRs and payments with respect to CVRs.

Backup Withholding. All payments to which you would be entitled pursuant to the Offer or the Merger (or as a result of exercising appraisal rights) and payments with respect to CVRs will be subject to backup withholding, currently at a rate of 24%, unless you (i) are a corporation, a Non-U.S. Holder or another exempt recipient or (ii) provide your taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign the IRS Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you are a Non-U.S. Holder, you must generally submit the applicable IRS Form W-8 attesting to your exempt foreign status in order to qualify as an exempt recipient.

If you do not provide a correct TIN, you may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and generally will be creditable against your U.S. federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. federal income tax return. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

FATCA. Pursuant to Sections 1471 to 1474 of the Code and the U.S. Treasury Regulations promulgated thereunder (the provisions commonly known as “FATCA”), if a Non-U.S. Holder exchanges Shares pursuant to the Offer or the Merger, the gross proceeds payable to such Non-U.S. Holder from such sale generally would be subject to withholding at a rate of 30% unless such Non-U.S. Holder complies with the documentation, registration, due diligence and reporting requirements of FATCA. However, proposed U.S. Treasury Regulations have eliminated the application of FATCA withholding to payments of gross proceeds from the disposition of a stock interest in a domestic corporation (such as the Shares). Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Non-U.S. Holders may also be subject to FATCA withholding with respect to imputed interest amounts. Non-U.S. Holders should consult with their tax advisors regarding the possible implications of these rules.

6.	Price Range of Shares; Dividends.

The Shares trade on the Nasdaq Global Select Market under the symbol “APLS”. The following table sets forth the high and low sale prices per Share for the periods indicated. Share prices are as reported on the Nasdaq Global Select Market based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2024
First Quarter	$73.79	$53.34
Second Quarter	$59.91	$37.02
Third Quarter	$42.43	$28.33
Fourth Quarter	$35.72	$24.34
Fiscal Year Ending December 31, 2025
First Quarter	$35.51	$21.70
Second Quarter	$23.75	$16.10
Third Quarter	$28.94	$17.36
Fourth Quarter	$30.48	$18.76
Fiscal Year Ending December 31, 2026
First Quarter	$40.45	$16.84
Second Quarter (through April 9, 2026)	$40.77	$40.32

On March 30, 2026, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on the Nasdaq Global Select Market was $17.09 per Share. On April 9, 2026, the closing sale price per Share reported on the Nasdaq Global Select Market was $40.65. Stockholders are urged to obtain a current market quotation for Shares before deciding whether to tender your Shares.

According to Apellis’ Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC, Apellis has never declared or paid any cash dividends on the Shares and it did not anticipate paying any cash dividends in the foreseeable future. Under the Merger Agreement, Apellis is not permitted to declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of Apellis to such entity’s parent), except as expressly required by the Merger Agreement, as required by applicable law, as set forth in the confidential disclosure schedules or with Biogen’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed).

7.	Certain Information Concerning Apellis.

Apellis was incorporated in Delaware in September 2009. Apellis’ principal executive offices are located at 100 Fifth Avenue, Waltham, Massachusetts 02451. Apellis’ telephone number is (617) 977-5700. Apellis’ common stock is listed on the Nasdaq Global Select Market under the symbol “APLS”. The foregoing description of Apellis and its business has been derived from Apellis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and is qualified in its entirety by reference to such report.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Apellis is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Apellis’ directors and officers, their remuneration, stock options and shares of restricted stock granted to them, the principal holders of Apellis’ securities, any material interests of such persons in transactions with Apellis and other matters is required to be disclosed in proxy statements, the most recent one having been originally filed with the SEC on April 23, 2025. Such reports, proxy statements and other information are available for inspection through the SEC’s website on the Internet at www.sec.gov.

8.	Certain Information Concerning Biogen and Purchaser.

Biogen is a Delaware corporation and indirect parent of Purchaser. Biogen’s principal executive offices are located at 225 Binney Street, Cambridge, MA 02142. The telephone number of Biogen is (617) 679-2000. Founded in 1978, Biogen is a leading biotechnology company that pioneers innovative science to deliver new medicines to transform patients’ lives and to create value for its shareholders and communities. Biogen applies deep understanding of human biology and leverages different modalities to advance first-in-class treatments or therapies that deliver superior outcomes.

Purchaser is a Delaware corporation formed on March 30, 2026, solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement, Support Agreement and CVR Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Apellis will continue as the Surviving Corporation. Until immediately prior to the time Purchaser accepts for payment Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is an indirect wholly owned subsidiary of Biogen. The principal executive offices for Purchaser are located at 225 Binney Street, Cambridge, MA 02142. The telephone number of Purchaser is (781) 464-2000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Biogen and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five (5) years, neither Biogen nor Purchaser or, to the best knowledge of Biogen and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, (i) none of Biogen or Purchaser or, to the best knowledge of Biogen and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Biogen or Purchaser, or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) neither Biogen nor Purchaser or, to the best knowledge of Biogen and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, neither Biogen nor Purchaser or, to the best knowledge of Biogen and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Apellis (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, neither Biogen nor Purchaser or, to the best knowledge of Biogen and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Apellis or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Biogen or Purchaser or any of their subsidiaries, or, to the best knowledge of Biogen and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Apellis or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Biogen and Purchaser with the SEC, are available at the SEC’s website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Biogen has represented that it currently has, and at all times through the Acceptance Time and the Effective Time will have, access to sufficient funds to satisfy all of the obligations of Biogen and the Purchaser under the Merger Agreement, including the payment of the aggregate Offer Price and Merger Consideration, the consideration payable in respect of Apellis Options, Apellis RSUs, Apellis PSUs and Apellis Warrants, all related fees and expenses, and all payments, if any, required at the Effective Time in connection with the Convertible Senior Notes, the Capped Call Transactions and the Apellis Credit Agreement. The obligations of Biogen and the Purchaser to consummate the Offer and the Merger are not subject to any financing condition. Biogen estimates that the total amount of funds required to consummate the Offer and the Merger, to fund payments in respect of outstanding Apellis Options, Apellis RSUs and Apellis PSUs, to settle conversions of the Convertible Senior Notes by holders who elect to convert in connection with the Merger or to repurchase any Convertible Senior Notes required to be repurchased for cash upon a Fundamental Change (as defined in the Convertible Senior Notes Indenture), and to repay certain indebtedness of Apellis is approximately $5,851 million, excluding related fees and expenses. In addition, Biogen would need approximately $582 million to pay the maximum aggregate amount that holders of CVRs and holders of certain Apellis Options, Apellis RSUs and Apellis PSUs would be entitled to receive if both Milestones giving rise to the Milestone Payments are achieved. Biogen and Purchaser expect to fund the Offer, the Merger and related fees, costs and expenses with a combination of cash and borrowings.

10.	Background of the Offer; Past Contacts or Negotiations with Apellis.

The following is a description of material contacts between representatives of Biogen and Purchaser and representatives of Apellis that resulted in the execution of the Merger Agreement. The following chronology does not purport to catalogue every conversation of or among Biogen, Purchaser, the Board of Directors of Biogen (the “Biogen Board”), Apellis, Apellis’ representatives, Biogen’s representatives or other parties. For a review of Apellis’ additional activities, please refer to Apellis’ Schedule 14D-9 that will be filed with the SEC and mailed to all Apellis’ stockholders.

From time to time in the ordinary course of business, Biogen management and the Biogen Board evaluate various business opportunities in an effort to enhance stockholder value and to complement and enhance Biogen’s existing businesses. As part of this process, Biogen management and the Biogen Board consider potential strategic transactions, including potential acquisitions.

On September 20, 2024, Mr. Christopher A. Viehbacher, President and Chief Executive Officer of Biogen, reached out to Dr. Gerald Chan, Chairman of the Apellis Board, to discuss trends and developments in the biotechnology and pharmaceutical industry and related business opportunities. Shortly thereafter, on September 23, 2024, Dr. Chan, Dr. Cedric Francois, Chief Executive Officer and President of Apellis, and another member of Apellis management had an in-person lunch meeting with Mr. Viehbacher and another member of Biogen management, during which they discussed trends and developments in the biotechnology and pharmaceutical industry, Apellis’ business and the potential to explore a strategic transaction involving Apellis and Biogen.

On October 18, 2024, the Biogen Board held a meeting during which representatives of Biogen management reviewed with the Biogen Board the potential acquisition of Apellis by Biogen. The Biogen Board expressed its support for Biogen management pursuing the potential acquisition of Apellis by Biogen, subject to the Biogen Board’s final approval of any such acquisition.

On November 1, 2024, Apellis and Biogen entered into the Confidentiality Agreement (as defined below) containing customary non-disclosure provisions. The Confidentiality Agreement contained a 12-month standstill provision that would fall away upon Apellis’ entry into any definitive agreement providing for a change-of-control transaction. The standstill provision also permitted Biogen to submit confidential acquisition proposals to Apellis.

On November 4, 2024, members of Apellis’ management met with representatives of Biogen. At the meeting, Apellis provided such representatives with an overview of Apellis and its business and answered questions from such representatives.

On November 8, 2024, Apellis provided representatives of Biogen with access to a virtual data room containing the materials reviewed at the November 4, 2024 meeting and certain financial information.

On December 23, 2024, Apellis terminated Biogen’s access to the virtual data room on the basis that, as of such date, Biogen had not made a proposal for a potential strategic transaction involving Apellis.

On May 16, 2025, the Biogen Board held a meeting during which representatives of Biogen management provided the Biogen Board with an update on the potential acquisition of Apellis by Biogen.

On May 21, 2025, Biogen entered into a confidentiality agreement with Lazard Frères & Co. LLC (“Lazard”) relating to Biogen’s contemplated engagement of Lazard as financial advisor in connection with the potential acquisition of Apellis by Biogen. Biogen MA Inc., a wholly owned subsidiary of Biogen, subsequently engaged Lazard as its financial advisor in connection with the potential acquisition of Apellis by Biogen, with such engagement confirmed in writing by an engagement letter dated as of June 5, 2025.

On June 3, 2025, Biogen delivered to Apellis a confidential, non-binding proposal to acquire all outstanding Shares for total consideration of up to $31.00 per Share in cash, comprised of an upfront payment of $26.00 per Share and a $5.00 per Share CVR payable upon SYFOVRE® achieving $1 billion in annual net sales. On June 3, 2025, the closing price per Share on Nasdaq was $18.82.

On June 9, 2025, Dr. Francois notified Mr. Viehbacher that the Apellis Board had determined that continuing to execute on Apellis’ strategic plan, rather than engaging with respect to Biogen’s proposal, was in the best interests of Apellis and its stockholders.

On July 28, 2025, the FDA approved EMPAVELI® as the first treatment for C3 glomerulopathy (“C3G”) or primary immune complex membranoproliferative glomerulonephritis (“IC-MPGN”) in patients 12 years of age and older.

On September 11, 2025, the Biogen Board held a meeting during which representatives of Biogen management provided the Biogen Board with an update on the potential acquisition of Apellis by Biogen.

On September 29, 2025, Mr. Viehbacher reached out to Dr. Francois to further discuss the potential acquisition of Apellis by Biogen.

On October 2, 2025, Biogen delivered to Apellis an updated confidential, non-binding proposal to acquire all outstanding Shares for total consideration of up to $40.50 per Share, comprised of an upfront cash payment of $37.50 per Share and a $3.00 per Share CVR payable upon SYFOVRE® achieving $1 billion in annual net sales by 2028. On October 2, 2025, the closing price per Share on Nasdaq was $23.11.

On October 7, 2025, Dr. Francois notified Mr. Viehbacher that the Apellis Board had concluded that Biogen’s latest offer fundamentally undervalued Apellis and its prospects, noting that it was a critical time for Apellis to execute on its objectives, including launching EMPAVELI® for treatment of C3G / IC-MPGN and driving commercial uptake of SYFOVRE® in geographic atrophy (“GA”), and that the Apellis Board believed that it was in the best interest of Apellis and its stockholders for management to focus on the execution of these objectives.

On October 17, 2025, Biogen delivered to Apellis a further updated confidential, non-binding proposal to acquire all outstanding Shares for total consideration of $41.00 per Share, payable upfront in cash. On October 17, 2025, the closing price per Share on Nasdaq was $24.52.

On October 22, 2025, Dr. Francois notified Mr. Viehbacher that the Apellis Board had reviewed the updated proposal and believed that it continued to fundamentally undervalue Apellis and its prospects. Dr. Francois noted, however, that the Apellis Board was prepared to provide Biogen with additional information about Apellis with the expectation that Biogen would come to better appreciate Apellis’ perspective and value. In order to do so, Apellis proposed an amendment to the Confidentiality Agreement to extend the standstill period.

On October 24, 2025, Apellis and Biogen entered into an amendment to the Confidentiality Agreement, extending its term and the duration of the standstill restrictions by 12 months, which remained subject to the fall away and confidential proposal exceptions described above.

On November 14, 2025, members of Apellis’ management met with representatives of Biogen. At the meeting, Apellis provided the Biogen representatives with an overview of Apellis and its business and answered questions from such representatives.

On November 18, 2025, Biogen delivered to Apellis a further updated confidential, non-binding proposal to acquire all outstanding Shares for total consideration of up to $47.50 per Share, comprised of an upfront cash payment of $37.50 per Share and a CVR providing for the following milestone payments: $3.00 per Share payable upon SYFOVRE® achieving $1.2 billion in annual net sales by 2029, $3.00 per Share payable upon SYFOVRE® achieving $1.5 billion in annual net sales by 2030 and $4.00 per Share payable upon SYFOVRE® achieving $2.0 billion in annual net sales by 2031. On November 18, 2025, the closing price per Share on Nasdaq was $19.73.

On December 3, 2025, Dr. Francois notified Mr. Viehbacher that the Apellis Board had determined that the updated proposal undervalued Apellis and that the Apellis Board believed it was in the best interests of Apellis and its stockholders for management to remain focused on the execution of Apellis’ strategic objectives. On December 3, 2025, the closing price per Share on Nasdaq was $21.25.

On January 9, 2026 and February 11, 2026, the Biogen Board held meetings during which representatives of Biogen management provided the Biogen Board with updates on the potential acquisition of Apellis by Biogen.

On February 27, 2026, Biogen delivered to Apellis a further updated confidential, non-binding proposal to acquire Apellis for total consideration of $41.00 per Share, payable upfront in cash, noting that the transaction would provide Apellis stockholders with certain value and immediate liquidity, while removing the execution risk and financial requirements associated with the commercial performance of SYFOVRE® and EMPAVELI® as well as continued exposure to capital market volatility. On February 27, 2026, the closing price per Share on Nasdaq was $20.96.

On March 5, 2026, representatives of Evercore Group L.L.C. (“Evercore”), financial advisor to Apellis, and representatives of Lazard discussed Biogen’s latest acquisition proposal. A representative of Evercore explained to the representatives of Lazard that Apellis was willing to engage in further discussions with Biogen regarding a potential acquisition, but that the consideration included in Biogen’s latest acquisition proposal was insufficient.

On March 10, 2026, Apellis provided representatives of Biogen with access to a virtual data room. During the course of the ensuing discussions, Biogen and its advisors conducted legal, accounting and tax confirmatory due diligence, including on diligence calls with members of Apellis’ management.

On March 11, 2026, representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), legal counsel to Apellis, Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), legal counsel to Apellis, and Cravath held a call to discuss the potential acquisition of Apellis by Biogen.

On March 17, 2026, representatives of Wachtell Lipton and WilmerHale provided a draft of the Merger Agreement to representatives of Cravath. The initial draft contemplated a two-step acquisition structure, pursuant to which Biogen would commence a tender offer for all outstanding Shares, followed by a merger of a wholly owned subsidiary of Biogen with and into Apellis, with Apellis continuing as a wholly owned subsidiary of Biogen. The initial draft of the Merger Agreement contemplated payment of all consideration upfront in cash and a “hell or high water” regulatory efforts obligation, which would require Biogen to take all actions necessary to obtain antitrust approval. The initial draft of the Merger Agreement also provided for an unspecified termination fee payable by Apellis if Apellis terminated the Merger Agreement in order to accept a superior proposal. On March 17, 2026, the closing price per Share on Nasdaq was $18.82.

On March 23, 2026, representatives of Cravath provided a revised draft of the Merger Agreement to representatives of Wachtell Lipton and WilmerHale. In the revised Merger Agreement, Biogen proposed a reduction in its regulatory efforts commitment, added an additional tender offer closing condition regarding the absence of a regulatory remedy that would impose a “burdensome condition” on Biogen or Apellis and increased the required level of accuracy for certain of Apellis’ representations for purposes of the tender offer closing conditions. The revised Merger Agreement also provided for a termination fee payable by Apellis equal to 4.0% of the equity value of Apellis. On March 23, 2026, the closing price per Share on Nasdaq was $17.57.

On March 26, 2026, representatives of Evercore had a call with representatives of Lazard to discuss Biogen’s expected timing for announcement of a transaction, subject to alignment on valuation and approval of the Apellis Board. The representatives of Lazard informed the representatives of Evercore that Biogen was prepared to work at an expedited pace to reach an agreement before April 1, 2026. The representatives of Evercore and Lazard also discussed the key outstanding diligence items and the latest draft of the Merger Agreement.

On March 26, 2026, representatives of Wachtell Lipton and WilmerHale had a call with representatives of Cravath in which they discussed certain provisions of the Merger Agreement, including the regulatory efforts commitment, tender offer closing conditions, termination fee payable by Apellis and treatment of equity awards. On March 26, 2026, the closing price per Share on Nasdaq was $17.64.

On March 27, 2026, representatives of Wachtell Lipton and WilmerHale provided a revised draft of the Merger Agreement to representatives of Cravath. The revised Merger Agreement provided for a heightened regulatory efforts commitment by Biogen and removed the additional tender offer closing condition regarding the absence of a regulatory remedy that would impose a burdensome condition on Biogen or Apellis. The revised Merger Agreement also provided for a reduced termination fee payable by Apellis equal to 3.0% of the equity value of Apellis. On March 27, 2026, the closing price per Share on Nasdaq was $16.97.

On March 28, 2026, representatives of Cravath had a call with representatives of Wachtell Lipton and WilmerHale in which they discussed certain provisions of the Merger Agreement, including the regulatory efforts commitment, termination fee payable by Apellis and treatment of equity awards. Representatives of Cravath advised representatives of Wachtell Lipton and WilmerHale that Biogen intended to propose a “holdback” from the $41.00 per Share upfront cash consideration that would be structured as a CVR tied to final resolution of certain contingent liabilities involving Apellis.

Also on March 28, 2026, Dr. Chan had a call with Mr. Viehbacher during which Dr. Chan and Mr. Viehbacher discussed the status of negotiation of the transaction, including potential milestone payments to be made under a CVR Agreement. Ultimately, Dr. Chan proposed a CVR with two milestone payments tied to future revenue from sales of SYFOVRE®, with $2.00 per Share payable on each CVR if annual revenue of $1.5 billion were to be achieved and an additional $2.00 per CVR if annual revenue of $2 billion were to be achieved.

Also on March 28, 2026, representatives of Cravath provided a revised draft of the Merger Agreement to representatives of Wachtell Lipton and WilmerHale. In the revised Merger Agreement, Biogen accepted, among other things, an increased regulatory efforts commitment. The revised Merger Agreement also included the additional “burdensome condition” tender offer closing condition and an increased termination fee payable by Apellis equal to 3.5% of the equity value of Apellis. The revised Merger Agreement also proposed a “holdback” from the $41.00 per Share upfront cash consideration that would be structured as a CVR tied to final resolution of certain contingent liabilities involving Apellis, with details to be set forth in a CVR Agreement.

Later on March 28, 2026, representatives of Cravath provided representatives of Wachtell Lipton and WilmerHale with a draft Support Agreement, which Biogen proposed would be entered into with certain stockholders of Apellis, including certain directors and executive officers of Apellis, in connection with the transaction.

On March 29, 2026, representatives of Wachtell Lipton and WilmerHale provided a revised draft of the Merger Agreement to representatives of Cravath. In the revised Merger Agreement, Apellis accepted, among other things, a termination fee payable by Apellis equal to 3.5% of the equity value of Apellis. The revised Merger Agreement also removed the additional “burdensome condition” tender offer closing condition.

Also on March 29, 2026, representatives of Wachtell Lipton and WilmerHale provided an initial draft of the CVR Agreement to representatives of Cravath. The draft provided for a CVR tied to post-closing annual revenue, with target revenue and milestone payment amounts unspecified.

Later on March 29, 2026, representatives of Cravath provided a revised draft of the CVR Agreement to representatives of Wachtell Lipton and WilmerHale. The revised draft provided for a CVR with (i) one milestone payment tied to the final resolution of specified contingent liabilities, and (ii) two milestone payments tied to post-closing net sales of SYFOVRE®: upon the first achievement of annual net sales of at least $1.5 billion during any calendar year from 2027 through 2030, holders would be entitled to receive $2.00 per CVR, and upon the first achievement of annual net sales of at least $2 billion during any calendar year from 2027 through 2031, holders would be entitled to receive a further $2.00 per CVR (or $4.00 per CVR, if the first milestone was not timely achieved but the second milestone was achieved in calendar year 2031).

Also on the evening of March 29, 2026, Dr. Chan informed Mr. Viehbacher that the Apellis Board would not accept the proposed contingent liabilities-related milestone payment and proposed an additional $2.00 per Share milestone payment tied to achievement of annual net sales of SYFOVRE® of $2.5 billion. Dr. Chan and Mr. Viehbacher also discussed the treatment of Apellis’ equity awards in the transaction.

On March 30, 2026, representatives of Lazard informed representatives of Evercore that Biogen would not agree to the additional $2.00 per Share CVR tied to achievement of SYFOVRE® annual net sales of $2.5 billion proposed by Dr. Chan. Mr. Viehbacher separately communicated the same directly to Dr. Chan. On March 30, 2026, the closing price per Share on Nasdaq was $17.09.

Also on March 30, 2026, representatives of Wachtell Lipton and WilmerHale provided a revised draft of the CVR Agreement to representatives of Cravath. The draft removed the milestone payment tied to final resolution of specified contingent liabilities and provided for a CVR with three milestone payments tied to post-closing net sales of SYFOVRE®: upon the first achievement of SYFOVRE® annual net sales of $1.5 billion during any calendar year from 2027 through 2030, holders would be entitled to receive $2.00 per CVR, upon the first achievement of SYFOVRE® annual net sales of $2 billion during any calendar year from 2027 through 2031, holders would be entitled to receive a further $2.00 per CVR (or $4.00 per CVR, if the first milestone was not timely achieved but the second milestone was achieved in calendar year 2031) and upon the first achievement of SYFOVRE® annual net sales of $2.5 billion during any calendar year from 2027 through 2031, holders would be entitled to receive a further $2.00 per CVR.

Also on March 30, 2026, representatives of Wachtell Lipton and WilmerHale provided a revised draft of the Support Agreement to representatives of Cravath.

Over the course of March 30, 2026, representatives of Wachtell Lipton and Cravath continued to negotiate and exchange revised drafts of the Merger Agreement, the CVR Agreement and the Support Agreement. This included (i) a revised draft of the Merger Agreement, in which Biogen accepted, among other things, the removal of the additional “burdensome condition” tender offer closing condition, and (ii) a revised draft of the CVR Agreement, in which Biogen removed the third milestone payment tied to achievement of SYFOVRE® annual net sales of $2.5 billion, and accepted the removal of the milestone payment tied to final resolution of specified contingent liabilities.

Also on March 30, 2026, the Biogen Board held a meeting to discuss the potential acquisition of Apellis by Biogen. Biogen management and representatives of Lazard and Cravath also attended the meeting. Biogen management discussed with the members of the Biogen Board the potential acquisition, including the due diligence conducted with respect to Apellis. Representatives of Cravath reviewed with the members of the Biogen Board their fiduciary duties, the status of discussions with Apellis and the substantially final terms of the Merger Agreement, the CVR Agreement and the Support Agreement. Representatives of Lazard then reviewed with the Biogen Board its financial analyses of the Offer Price and the Merger Consideration. After discussion, the Biogen Board adopted, approved and declared advisable the execution, delivery and performance by Biogen and Purchaser of the Merger Agreement, the CVR Agreement and the Support Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger.

Early on the morning of March 31, 2026, representatives of Wachtell Lipton, WilmerHale and Apellis and representatives of Cravath and Biogen finalized the transaction documents, at which point the parties thereto executed the Merger Agreement and the other transaction agreements.

Prior to the start of trading on March 31, 2026, Apellis and Biogen issued a joint press release announcing the execution of the Merger Agreement and the transaction.

11.	The Transaction Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO of which this Offer to Purchase forms a part. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Biogen and Purchaser.” Apellis stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Biogen, Purchaser or Apellis. In particular, the representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure letters made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. The confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as soon as practicable (and in any event within ten (10) Business Days) after the date of the Merger Agreement. Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not validly withdrawn) in the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions that are described in Section 15—“Conditions to the Offer.” The Merger Agreement provides that Purchaser will, and Biogen will cause Purchaser to, irrevocably accept for purchase and pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable upon the later of (i) the earliest time as of which Purchaser is permitted under the Exchange Act to irrevocably accept for purchase such validly tendered Shares and (ii) the earliest time as of which each of the Offer Conditions has been satisfied or waived. Acceptance of all such validly tendered Shares for payment pursuant to and subject to the conditions of the Offer will occur on May 14, 2026, unless one or more Offer Conditions is not satisfied as of such date, in which case we will extend the Offer pursuant to the terms of the Merger Agreement. The Offer may not be withdrawn without Apellis’ prior written consent prior to the Expiration Time (including any rescheduled Expiration Time) unless the Merger Agreement is terminated in accordance with its terms.

Biogen and Purchaser expressly reserve the right to increase the Offer Price and the right to waive or make any other changes to the terms and conditions of the Offer Conditions. However, notwithstanding anything to the contrary contained in the Merger Agreement, without the prior written consent of Apellis, we are not permitted to:

•	change the form of consideration payable in the Offer, decrease the Offer Price or decrease the maximum number of Shares sought to be purchased in the Offer;

•	extend or otherwise change the Expiration Time other than in accordance with the Merger Agreement;

•	terminate the Offer in a manner other than in accordance with the Merger Agreement;

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act;

•	amend, change or waive the Minimum Condition, the Regulatory Condition, the Non-Prohibition Condition or the Termination Condition;

•

amend, modify or supplement any Offer Condition or the terms of the Offer in any manner adverse to holders of Shares or that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; or

•	impose conditions to the Offer other than the Offer Conditions.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Expiration Time and in which Biogen is required to cause Purchaser to extend the Expiration Time. Specifically, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that:

•	Purchaser must (and Biogen must cause Purchaser to) extend the Expiration Time as required by applicable law;

•

Purchaser may extend the Offer for up to ten (10) Business Days per extension if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived, to permit such Offer Condition to be satisfied;

•

upon Apellis’ written request, Purchaser must (and Biogen must cause Purchaser to) extend the Offer for successive extension periods specified by Apellis of up to ten (10) Business Days per extension if, as of the then-scheduled Expiration Time, any Offer Condition (other than solely the Minimum Condition) is not satisfied and has not been waived, to permit such Offer Condition to be satisfied; and

•

upon Apellis’ written request, Purchaser must (and Biogen must cause Purchaser to) extend the Offer for successive extension periods specified by Apellis of up to ten (10) Business Days per extension if, as of the then-scheduled Expiration Time, the Minimum Condition is not satisfied but all other Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time) have been satisfied or waived, to permit the Minimum Condition to be satisfied; provided that Purchaser will not be required to extend the Offer in the case of the foregoing for more than thirty (30) Business Days in the aggregate.

However, notwithstanding the foregoing, Purchaser is not required to, and without Apellis’ written consent may not, extend the Offer beyond one minute after 11:59 p.m., Eastern Time, on the Outside Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Purchaser has agreed that it will promptly terminate the Offer, and will not acquire any Shares pursuant thereto, upon any valid termination of the Merger Agreement prior to the Acceptance Time.

Offer Conditions. The Offer Conditions are described in Section 15—“Conditions to the Offer.”

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Apellis, and the separate corporate existence of Purchaser will cease, and Apellis will continue as the Surviving Corporation in the Merger. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following the Acceptance Time (and, if the Acceptance Time occurs on a Business Day, on the same day as the Acceptance Time, and if the Acceptance Time does not occur on a Business Day, on the first Business Day after the Acceptance Time), without a vote of Apellis stockholders.

The certificate of incorporation of the Surviving Corporation at and immediately after the Effective Time will be amended and restated in the form attached to the Merger Agreement as Exhibit A thereto. The bylaws of the Surviving Corporation immediately following the Effective Time will be amended and restated to be identical to the bylaws of Purchaser as in effect immediately prior to the Effective Time, except that all references to the name of Purchaser therein will be changed to refer to the name of Apellis.

The obligations of Apellis, Biogen and Purchaser to complete the Merger are subject to the satisfaction of the following conditions:

•

no governmental entity of competent jurisdiction in any jurisdiction in which Biogen and its subsidiaries or Apellis and its subsidiaries have business operations or assets that are material to Biogen and its subsidiaries, taken as a whole, or Apellis and its subsidiaries, taken as a whole, has issued, enacted, promulgated, enforced or entered any order, executive order, stay, decree, judgment, injunction (preliminary or permanent) or law which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; and

•	Purchaser (or Biogen on Purchaser’s behalf) must have accepted for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Conversion of Capital Stock at the Effective Time. At the Effective Time, by virtue of the Merger, each Share outstanding held at the Effective Time (other than (i) Shares held in the treasury of Apellis immediately prior to the Effective Time, (ii) Shares irrevocably accepted for purchase in the Offer by Purchaser and “received” (as such term is defined by Section 251(h)(6)(f) of the DGCL) by Purchaser, (iii) Shares held by Biogen, Purchaser or any other wholly owned subsidiary of Biogen as of both the commencement of the Offer and immediately prior to the Effective Time and (iv) Dissenting Shares) will be automatically converted into the right to receive the Merger Consideration. For the avoidance of doubt, Dissenting Shares will not be entitled to receive any CVRs.

Each share of the common stock, par value $0.001 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

At the close of business on the day of the Effective Time, the stock transfer books of Apellis with respect to the Shares will be closed and thereafter there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. As of the Effective Time, all such Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder of Shares represented by a certificate or uncertificated shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor in accordance with the provisions of the Merger Agreement, or, with respect to Shares of a holder who exercises appraisal rights in accordance with the DGCL, the rights set forth in Section 262 of the DGCL.

Dissenting Shares. Dissenting Shares will not be converted into or represent the right to receive the Merger Consideration, but will be cancelled and any certificate representing, or uncertificated shares that are, Dissenting Shares will represent only such rights as are granted by the DGCL in respect thereof. If any Dissenting Shares lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without interest, and will not thereafter be deemed to be Dissenting Shares.

Withholding. Biogen, Purchaser, the Surviving Corporation and the Paying Agent will each be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement or the CVR Agreement (including any payment with respect to any CVR) to any holder of Shares or any other recipient of payments under the Merger Agreement any amounts as it is required to deduct and withhold under applicable tax law. Any amounts so withheld and timely remitted to the applicable taxing authority will be treated as having been paid to the holder or other recipient in respect of which such deduction and withholding was made.

Treatment of Apellis Warrants.

Pursuant to the terms of the Merger Agreement, effective as of immediately prior to the Effective Time, each Apellis Warrant that is then outstanding and unexercised will, as a result of and contingent upon the consummation of the Merger and without any action on the part of any holder of an Apellis Warrant, be deemed to be exercised in full in a “cashless exercise” pursuant to the terms of such Apellis Warrant. Any Shares issued upon such deemed cashless exercise that are outstanding immediately prior to the Effective Time will be treated in the same manner as all other Shares and will be automatically converted into the right to receive the Merger Consideration (consisting of the Cash Amount plus one CVR per Share), without interest thereon and subject to any applicable withholding taxes.

Treatment of Apellis Equity Awards. Pursuant to the terms of the Merger Agreement, at the Effective Time, subject to all required withholding taxes and with each CVR payable in accordance with the CVR Agreement:

•

each Vested Apellis Option will be cancelled and converted into the right to receive from the Surviving Corporation: (A) if the exercise price of such Vested Apellis Option is less than the Cash Amount, (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such Vested Apellis Option multiplied by (y) the excess of the Cash Amount over the exercise price per Share of such Vested Apellis Option, and (ii) one (1) CVR for each Share underlying such Vested Apellis Option; or (B) if the exercise price of such Vested Apellis Option is equal to or greater than the Cash Amount but less than the Aggregate Amount, one (1) CVR for each Share underlying such Vested Apellis Option (with any payable Milestone Payment reduced by the excess, if any, of the applicable exercise price per Share over the Cash Amount, as set forth in the CVR Agreement); provided that each Vested Apellis Option with an exercise price per Share equal to or greater than the Aggregate Amount will be cancelled for no consideration;

•

each Converted Apellis Option will be cancelled and converted into the contingent right to receive from the Surviving Corporation: (A) if the exercise price of such Converted Apellis Option is less than the Cash Amount, (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such Converted Apellis Option multiplied by (y) the excess, if any, of the Cash Amount over the exercise price per Share of such Converted Apellis Option and (ii) one (1) CVR for each Share underlying such Converted Apellis Option; or (B) if the exercise price of such Converted Apellis Option is equal to or greater than the Cash Amount but less than the Aggregate Amount, one (1) CVR for each Share underlying such Converted Apellis Option (with any payable Milestone Payment reduced by the excess, if any, of the applicable exercise price per Share over the Cash Amount, as set forth in the CVR Agreement); provided that each Converted Apellis Option with an exercise price per Share equal to or greater than the Aggregate Amount will be cancelled for no consideration; in each case, subject to the holder’s continued service through the applicable vesting dates and vesting at the same time as the underlying Converted Apellis Option would have vested and become exercisable pursuant to its terms, and otherwise subject to the same terms and conditions (including any double-trigger vesting provisions) as were applicable to the corresponding Converted Apellis Option immediately prior to the Effective Time;

•

each Vested Apellis RSU will be cancelled and converted into the right to receive from the Surviving Corporation (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such Vested Apellis RSU multiplied by (y) the Cash Amount and (ii) one (1) CVR for each Share underlying such Vested Apellis RSU;

•

each Converted Apellis RSU will be cancelled and converted into the contingent right to receive from the Surviving Corporation (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such Converted Apellis RSU multiplied by (y) the Cash Amount and (ii) one (1) CVR for each Share underlying such Converted Apellis RSU, in each case, subject to the holder’s continued service through the applicable vesting dates and vesting at the same time as the underlying Converted Apellis RSU would have vested pursuant to its terms, and otherwise subject to the same terms and conditions (including any double-trigger vesting provisions) as were applicable to the corresponding Converted Apellis RSU immediately prior to the Effective Time;

•

each Vested Apellis PSU will be cancelled and converted into the right to receive from the Surviving Corporation (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such Vested Apellis PSU multiplied by (y) the Cash Amount and (ii) one (1) CVR for each Share underlying such Vested Apellis PSU; and

•

each Converted Apellis PSU will be cancelled and converted into the contingent right to receive from the Surviving Corporation (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such Converted Apellis PSU multiplied by (y) the Cash Amount and (ii) one (1) CVR for each Share underlying such Converted Apellis PSU, in each case, subject to the holder’s continued service through the end of the applicable performance period under the terms of such Converted Apellis PSU as in effect immediately prior to the Effective Time and vesting at the same time as the underlying Converted Apellis PSU would have vested pursuant to its terms, and otherwise subject to the same terms and conditions (including any double-trigger vesting provisions, but no longer subject to performance-based vesting conditions) as were applicable to the corresponding Converted Apellis PSU immediately prior to the Effective Time; with the number of Shares underlying each such Apellis PSU determined based on (A) actual performance as determined by the Compensation Committee of the Apellis Board as of the latest practicable date prior to the Effective Time with respect to TSR-based Apellis PSUs granted in January 2026 and (B) the target performance levels for all other Apellis PSUs.

Treatment of Apellis ESPP.

Following the date of the Merger Agreement: (i) no new Offering or Plan Period (each as defined in the Apellis ESPP) under the Apellis ESPP will commence on or after the date of the Merger Agreement, (ii) no new participants may join the Apellis ESPP during the current Plan Period, and (iii) no participant may increase his or her payroll deduction elections with respect to the current Plan Period; and (iv) if the Closing Date occurs prior to the end of a Plan Period, all accumulated participant contributions under the Apellis ESPP will be used to purchase Shares from Apellis as close as reasonably practicable to (but in any event prior to) the Closing Date in accordance with the terms of the Apellis ESPP as if such date was the last day of such Plan Period. Apellis will terminate the Apellis ESPP effective as of immediately prior to the Effective Time.

Treatment of Convertible Senior Notes.

The Convertible Senior Notes were issued pursuant to the Convertible Senior Notes Indenture and are not being acquired in the Offer. As of March 27, 2026, there was $93,897,000 in aggregate principal amount of Convertible Senior Notes outstanding, with an initial conversion rate of 25.3405 Shares per $1,000 of outstanding principal amount of Convertible Senior Notes. The consummation of the Offer and the Merger may each constitute a “Fundamental Change” or a “Make-Whole Fundamental Change” (each as defined in the Convertible Senior Notes Indenture) under the Convertible Senior Notes Indenture, which may give holders of the Convertible Senior Notes the right to require Apellis to repurchase such notes for cash at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, or the right to convert such Convertible Senior Notes at an increased conversion rate, in each case, in accordance with the terms of the Convertible Senior Notes Indenture. Pursuant to the Merger Agreement, prior to the Effective Time, Apellis has agreed to use reasonable best efforts to take all actions required under the Convertible Senior Notes Indenture and the documentation governing the associated capped call transactions (the “Capped Call Transactions”) in connection with the transactions contemplated by the Merger Agreement (including any actions with respect to repurchases or conversions of the Convertible Senior Notes occurring as a result of or in connection with the transactions contemplated by the Merger Agreement constituting a Fundamental Change or a Make-Whole Fundamental Change), and to provide all notices required to the trustee and holders of the Convertible Senior Notes and, at Biogen’s written request, preparing any supplemental indenture contemplated by the Convertible Senior Notes Indenture. Apellis has also agreed not to amend, modify, supplement or terminate the Convertible Senior Notes Indenture or make any election with respect to any settlement method in connection with any conversions of the Convertible Senior Notes, in each case without Biogen’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

For a description of the covenants of Apellis and Biogen with respect to the Convertible Senior Notes and the related Capped Call Transactions under the Merger Agreement, see “— Convertible Senior Notes” and “— Capped Call Transactions” below.

Representations and Warranties.

In the Merger Agreement, Apellis has made representations and warranties to Biogen and Purchaser with respect to, among other things:

•	corporate matters, such as due organization, good standing and compliance with its organizational documents;

•	capitalization;

•	subsidiaries;

•	authority, required consents and approvals and the absence of conflicts with and violations of organizational documents, contracts, laws and governmental authorizations;

•	financial statements and SEC filings; accuracy of information supplied for the Offer and the Schedule TO;

•	no undisclosed liabilities other than those reflected in Apellis’ balance sheet, incurred in the ordinary course of business or incurred in connection with the Merger Agreement;

•	absence of a “Company Material Adverse Effect” (as defined below) and conduct of business in the ordinary course;

•	tax matters;

•	real property and leases;

•	intellectual property;

•	material contracts;

•	absence of pending or threatened material legal proceedings and orders;

•	environmental matters;

•	employee benefit plans;

•	compliance with applicable laws (including anti-bribery and anti-corruption laws, and applicable economic sanctions and export and import control laws);

•	regulatory matters, permits, licenses and governmental authorizations (including health care regulatory matters);

•	labor matters;

•	the opinion of Apellis’ financial advisor;

•	Section 203 of the DGCL;

•	brokers and other advisors;

•	insurance; and

•	certain acknowledgments regarding Biogen and Purchaser’s representations and warranties.

Some of the representations and warranties in the Merger Agreement made by Apellis are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, occurrence, effect, event, circumstance or development (each, an “Effect”) that is materially adverse to the business, financial condition or results of operations of Apellis and its subsidiaries, taken as a whole; provided that no Effect to the extent resulting from, arising out of or attributable to any of the following will be taken into account when determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur:

•

general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally, including the actual or threatened imposition of, or adjustments to, tariffs or other trade restrictions;

•

conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

•	conditions (or changes in such conditions) in the pharmaceutical and biotechnology industries;

•

political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

•	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, weather conditions or other natural disasters in the United States or any other country or region in the world;

•

other than for purposes of any representation or warranty related to the announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated thereby or any Offer Condition to the extent related to any such representation or warranty, the announcement of the Merger Agreement (including the identity of Biogen) or the pendency or consummation of the transactions contemplated thereby, including the loss or departure of directors, consultants, officers or other employees of Apellis or any of its subsidiaries and the termination of any contracts with customers or other business partners, in each case resulting from the announcement of the Merger Agreement (including the identity of Biogen) or the pendency or consummation of the transactions contemplated thereby;

•

any action taken or omitted by Apellis (i) upon the prior written request of Biogen or (ii) as expressly required by the terms of the Merger Agreement (other than the covenants of Apellis regarding the conduct of its business during the period from the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement);

•	changes in law (or authoritative interpretations thereof), or changes in GAAP or other accounting standards (or authoritative interpretations thereof);

•

changes in Apellis’ stock price or the trading volume of Apellis’ stock, or any failure by Apellis to meet any public estimates or expectations of its revenue, earnings or other financial performance or results of operations for any period, or any failure by Apellis or any of its subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such cause would otherwise be excepted from this definition);

•

pandemics, epidemics or disease outbreaks or any escalation or worsening of any of the foregoing or any law, regulation, statute, directive, pronouncement or guideline issued by a Governmental Entity, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions relating thereto or any change in such law, regulation, statute, directive, pronouncement or guideline or authoritative interpretation thereof; or

•

(i) any results of, or data derived from, preclinical or clinical studies relating to any Business Product or product candidate of Apellis or any of its subsidiaries or any product or product candidate of any competitor of Apellis or any of its subsidiaries, (ii) the determination by the FDA or any other Governmental Entity, or any panel or advisory body empowered or appointed thereby, with respect to the acceptance, filing, designation, approval, clearance, non-acceptance, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any product candidate of Apellis or any of its subsidiaries or any product candidate of any competitor of Apellis or any of its subsidiaries, (iii) FDA approval (or other clinical or regulatory developments of any Governmental Entity) or market entry or threatened market entry of any product of any competitor of Apellis or any of its subsidiaries, or any guidance, announcement or publication by the FDA or other Governmental Entity with respect to any product candidate of any competitor of Apellis or any of its subsidiaries, or (iv) any recommendations, statements or other pronouncements made or published by professional medical organizations or any Governmental Entity, or any panel or advisory body empowered or appointed thereby, with respect to any Business Product or product candidate of Apellis or any of its subsidiaries or any product or product candidate of any competitor of Apellis or any of its subsidiaries, other than, in the case of this clause, for any of the foregoing arising from fraud or willful misconduct by Apellis or any of its subsidiaries;

except to the extent any such Effect resulting from, arising out of or attributable to the matters described in the foregoing with respect to general economic conditions, financial market conditions, pharmaceutical/biotechnology industry conditions, geopolitical conditions, natural disasters, changes in law or GAAP and pandemics disproportionately adversely affect Apellis and its subsidiaries, taken as a whole, as compared to other companies operating in the pharmaceutical and biotechnology industries (in which case, only such disproportionate adverse effects (if any) shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur).

In the Merger Agreement, Biogen and Purchaser have made representations and warranties to Apellis with respect to, among other things:

•	corporate matters, such as due organization, good standing and compliance with its organizational documents;

•	authority, required consents and approvals and the absence of conflicts with and violations of organizational documents, contracts, laws and governmental authorizations;

•	accuracy of information supplied for the Solicitation/Recommendation Statement on Schedule 14D-9 of Apellis;

•	operations of Purchaser;

•	lack of ownership of Apellis securities by Biogen and Purchaser;

•	sufficiency of funds available to consummate the transactions contemplated by the Merger Agreement;

•	absence of legal proceedings and orders;

•	absence of certain arrangements with Apellis management, stockholders or directors (other than the Tender and Support Agreement);

•	brokers and other advisors;

•	independent investigation of Apellis by Biogen and Purchaser; and

•	certain acknowledgements regarding Apellis’ representations and warranties.

Some of the representations and warranties in the Merger Agreement made by Biogen and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any Effect that would prevent, materially delay or materially impair the ability of Biogen or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

None of the representations, warranties, covenants and agreements of the parties contained in the Merger Agreement or in any certificate, schedule, or other document delivered pursuant to the Merger Agreement will survive the Effective Time, except for those covenants and agreements that by their terms expressly apply or are to be performed after the Effective Time.

Conduct of Business Pending the Merger. Apellis has agreed that, during the period from the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement, except (i) as expressly required by the Merger Agreement, (ii) as required by applicable law, (iii) as set forth in the confidential disclosure schedules or (iv) with Biogen’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Apellis will, and will cause its subsidiaries to, use reasonable best efforts to carry on its business and operations in the ordinary course of business and use its reasonable best efforts to preserve intact its business organization, including its relationships with persons having material business relationships with Apellis or its subsidiaries; provided that the failure by Apellis and its subsidiaries to take any action prohibited by the negative covenants described in the paragraph below will not be a breach of such obligation.

Without limiting the generality of the foregoing, Apellis has further agreed that, during the period from the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement, except (A) as expressly required by the Merger Agreement, (B) as required by applicable law, (C) as set forth in the confidential disclosure schedules or (D) with Biogen’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Apellis will not, and will cause its subsidiaries not to, directly or indirectly, do any of the following:

•

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary to its parent), (ii) split, combine, subdivide or reclassify any of its capital stock or other equity interests, or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii) for (A) the acquisition or redemption of shares of capital stock of wholly owned subsidiaries, (B) the acquisition of Shares (1) from holders of Apellis Options or Apellis Warrants in full or partial payment of the exercise price therefor, (2) from holders of Apellis Options or Apellis RSUs in full or partial payment of any applicable taxes payable by such holder upon exercise, vesting or settlement thereof, as applicable, to the extent required or permitted under the terms thereof existing as of the date of the Merger Agreement, or (3) from current or former employees, directors and consultants in accordance with agreements existing as of the date of the Merger Agreement providing for the repurchase of shares or forfeiture of shares, in each case under this clause (3) in connection with any termination of services to Apellis or its subsidiaries, or (C) in settlement or conversion of any of the Convertible Senior Notes;

•

except as permitted by the Employee Plan Restrictions (as defined below), issue, deliver, sell, grant, pledge or otherwise dispose of or subject to any lien (other than any liens permitted under the Merger Agreement) any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, in each case, other than (i) the issuance of shares of capital stock of wholly owned subsidiaries in connection with capital contributions, (ii) the issuance of Shares upon (w) the exercise of Apellis Options or Apellis Warrants outstanding on the date of the Merger Agreement, (x) the vesting or settlement of Apellis RSUs outstanding on the date of the Merger Agreement, (y) pursuant to purchase rights existing on the date of the Merger Agreement under the Apellis ESPP, or (z) the vesting, exercise or settlement of any equity awards granted after the date of the Merger Agreement in accordance with the Employee Plan Restrictions, or (iii) to satisfy obligations under the Convertible Senior Notes;

•	adopt any amendments to its certificate of incorporation or bylaws (or similar governing documents) or those of any of its subsidiaries;

•

(i) acquire (A) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof, or (B) any assets that are material, in the aggregate, to Apellis and its subsidiaries, taken as a whole, except purchases of inventory and raw materials in the ordinary course of business, (ii) form any subsidiary or enter into any joint venture, partnership or similar arrangement, or (iii) adopt a plan or agreement of complete or partial liquidation, dissolution, recapitalization, reorganization or restructuring;

•

sell, lease, sublease, license, sublicense, transfer, assign, pledge, or otherwise dispose of or subject to any lien (other than any permitted lien), or grant any royalty, milestone or similar payments with respect to, any material properties or material assets of Apellis or its subsidiaries (including material Apellis intellectual property), other than sales of inventory or abandonments of obsolete or worn-out equipment in the ordinary course of business, and, other than with respect to real property, non-exclusive licenses or non-exclusive sublicenses entered into in the ordinary course of business;

•

(i) abandon, let lapse, fail to renew or fail to diligently pursue applications for any material Apellis-owned or registered intellectual property, other than intellectual property expiring at the end of its statutory term, or (ii) disclose any material Apellis trade secret to any person other than pursuant to a confidentiality agreement;

•	adopt any stockholder rights plan;

•

(i) incur, assume, guarantee or otherwise become liable or responsible for any indebtedness for borrowed money or guarantee any such indebtedness of another person (other than (A) obligations to Apellis or one of its wholly owned subsidiaries, (B) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities, corporate credit card spending or cash management programs, in each case issued, made or entered into in the ordinary course of business, and (C) indebtedness in an aggregate principal amount not to exceed $1,000,000), (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Apellis and its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person, or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine employee advances made in the ordinary course of business and director/officer expense advances) or capital contributions to, or investments in, any other person other than Apellis or any of its wholly owned subsidiaries (provided that Apellis may continue to make investments in accordance with its investment policy as in effect on the date of the Merger Agreement), or (iv) sell, transfer, assign or otherwise dispose of any accounts receivable pursuant to the Factoring Agreement (as defined below);

•	make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $1,000,000 in the aggregate for Apellis and its subsidiaries, taken as a whole;

•

(i) except in the ordinary course of business, enter into any material contract, (ii) materially amend or terminate (other than expirations in accordance with its terms) any material contract or waive, release or assign any material rights or claims thereunder, (iii) materially amend any collaboration agreement (including joint development, manufacturing, commercialization or other plans or similar arrangements contemplated thereunder) or enter into any material joint plans or similar arrangements with respect to any collaboration agreement, in each case with the effect of making materially more burdensome any obligations of Apellis or its subsidiaries thereunder, or (iv) exercise any options under any collaboration agreement relating to material development rights, co-funding, co-commercialization or similar material cost-and-profit participation rights (whether an exercise to opt in or opt out of such rights) with respect to any product to which such collaboration agreement relates;

•	make any material changes in accounting methods, principles or practices, except insofar as may be required by a change in GAAP;

•

settle, release, waive or compromise any legal proceeding, other than a settlement, release, waiver or compromise solely for monetary damages (net of insurance proceeds received) not in excess of $500,000 individually or $2,000,000 in the aggregate, provided that any such settlement, release, waiver or compromise does not contain any admission of wrongdoing or impose any continuing non-monetary obligations on Apellis or its subsidiaries (other than customary confidentiality obligations); provided that the settlement of any legal proceeding brought by Apellis stockholders relating to the transactions contemplated by the Merger Agreement will be governed by the provisions of the Merger Agreement governing securityholder litigation;

•	terminate, allow to lapse, suspend or modify any material permit;

•

except as required by law (i) adopt, change or request to change any tax accounting period or method, (ii) make, change or revoke any material tax election or change any material historical tax position, (iii) settle or compromise any audit, examination or other proceeding or action in respect of any material tax, (iv) consent to the extension or waiver of the statutory period of limitations applicable to any material tax (other than pursuant to an automatic extension of the due date for filing a tax return), (v) file any material amended tax return, (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) with respect to any material tax, (vii) surrender any right to claim a material tax refund, (viii) enter into any tax indemnification, sharing, allocation, reimbursement or similar agreement, arrangement or understanding other than in connection with an agreement or arrangement that is not entered into primarily for tax purposes, (ix) request any material tax ruling or relief, (x) fail to pay any material taxes that are due and payable, other than taxes contested in good faith by appropriate proceedings and for which appropriate reserves have been established in the consolidated financial statements of Apellis, (xi) prepare or file any material tax return in a manner that is inconsistent with past practice or (xii) seek or enter into any voluntary disclosure agreement in respect of any material tax;

•

except pursuant to the terms of an Apellis employee plan in effect as of the date of the Merger Agreement, (i) adopt, enter into, terminate or materially amend any material Apellis Employee Plan, other than the entry into at-will offer letters that do not provide for change-of-control, severance, retention or termination compensation or equity-based awards (other than severance benefits available to newly hired employees under the applicable Apellis employee plan, consistent with past practice); (ii) increase the compensation or benefits of, or pay any bonus to, any employee of Apellis or its subsidiaries, other than increases in the ordinary course of business for employees with annualized base salary or wages of less than $250,000; (iii)

accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding Apellis Options or Apellis RSUs, other than as contemplated by the Merger Agreement; (iv) grant any stock options, restricted stock units, stock appreciation rights, performance units, restricted stock or other stock-based awards; (v) grant any current or former employees any change-of-control, severance, retention or termination compensation or benefits, or provide for any increase thereto; (vi) terminate or furlough any employee with an annualized base salary or wages of more than $250,000, other than for cause; or (vii) hire or engage any employee or other service provider with an annualized base salary or wages in excess of $250,000 (the restrictions set forth in this paragraph, collectively, the “Employee Plan Restrictions”);

•	enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable law); or

•	authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

No Solicitation. Apellis agreed that it will, and will cause its subsidiaries to, and will direct its and their representatives to, immediately cease and cause to be terminated any solicitation and any and all existing discussions or negotiations with any person that may have been ongoing with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal (as defined below) at the time of the execution of the Merger Agreement or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal.

Except as otherwise described below, until the earlier of the termination of the Merger Agreement and the Acceptance Time, Apellis also agreed that it will not, and will cause its subsidiaries not to, and will not authorize or permit its or their representatives to, directly or indirectly:

•

solicit, initiate or knowingly encourage, assist or facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

•

enter into, continue or otherwise participate or engage in any discussions or negotiations with any person (other than Biogen, Purchaser or any of their respective designees or representatives), or furnish to any person (other than Biogen, Purchaser or any of their respective designees or representatives) any non-public information relating to Apellis or any of its subsidiaries, or afford to any person (other than Biogen, Purchaser or any of their respective designees or representatives) access to the business, properties, assets, books, records or other information or to any personnel, of Apellis or any of its subsidiaries, in any such case in connection with, in response to or with the intent to solicit, initiate, encourage, assist or facilitate the making, submission or announcement of any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal; provided that Apellis or its subsidiaries or representatives may inform persons of the existence of such restrictions; or

•	subject to the fiduciary obligations of the Apellis Board under applicable law, waive or release any person from or amend any standstill agreement or any standstill provisions of any other contract.

Apellis also agreed that, within twenty-four (24) hours following the execution and delivery of the Merger Agreement, (i) Apellis would terminate access by any person (other than Biogen, Purchaser and their respective representatives) to any physical or electronic data room relating to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal or discussions or negotiations in respect thereof, and (ii) Apellis would request that each person that has executed a confidentiality agreement relating to any such inquiry, proposal or offer promptly return to Apellis or destroy all documents and materials containing non-public information that has been furnished or made available by Apellis or its subsidiaries or any of their respective representatives to such person or its representatives pursuant to the terms of such confidentiality agreement.

For purposes of the Merger Agreement, the term “Acquisition Proposal” means any proposal or offer relating to, in a single transaction or series of related transactions, any of the following:

•

any proposal or offer for a merger, consolidation, dissolution, recapitalization, share exchange, tender offer or other business combination involving Apellis and its subsidiaries (i) that, if consummated, would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the equity securities or voting power of Apellis, or any successor to Apellis, immediately thereafter, or (ii) as a result of which the holders of Shares immediately prior to the consummation of such transaction would not hold (as a group and in substantially the same proportions relative to each other as such holders held Shares), equity interests in the surviving or resulting entity representing more than 80% of the equity securities or voting power of the surviving or resulting entity;

•

any proposal or offer for the issuance by Apellis of 20% or more of its equity securities or voting power, or any proposal or offer to acquire, directly or indirectly, 20% or more of the equity securities or voting power of Apellis; or

•

any proposal or offer for any direct or indirect sale, lease, license or other disposition of 20% or more of the assets of Apellis and its subsidiaries on a consolidated basis (determined on a fair market value basis) or to which 20% or more of the revenues or earnings of Apellis and its subsidiaries on a consolidated basis are attributable.

For purposes of the Merger Agreement, the term “Superior Proposal” means any bona fide, written Acquisition Proposal received after the date of the Merger Agreement that did not result from a breach of the non-solicitation provisions of the Merger Agreement in any material respect on terms which the Apellis Board determines in its good faith judgment to be more favorable (after consultation with outside counsel and its financial advisor) to the holders of Shares than the transactions contemplated by the Merger Agreement and reasonably likely to be consummated in accordance with its terms, taking into account the person making such Acquisition Proposal, any requisite governmental or other approvals in connection with the transaction contemplated by such Acquisition Proposal and any related regulatory considerations (including the likelihood of obtaining such approvals and the likelihood and extent of any divestitures, commitments or limitations required in connection therewith), the financing of such Acquisition Proposal (including the existence and reliability of any debt or equity financing commitments, any conditions with respect to the availability thereof and the likelihood of such financing being obtained and funded on the terms proposed) and the financial, regulatory, legal, timing and other aspects and terms and conditions of such Acquisition Proposal and the Merger Agreement (including any commitments made by Biogen in writing to amend the terms of the Merger Agreement or the CVR Agreement), in each case, as the Apellis Board determines in good faith (after consultation with outside counsel and its financial advisor) to be relevant in satisfying its fiduciary obligations under applicable law; provided that for purposes of the definition of “Superior Proposal,” the references to “20%” and “80%” in the definition of Acquisition Proposal are deemed to be references to “50%.”

Notwithstanding the restrictions described above (see “—No Solicitation”), if at any time prior to the Acceptance Time, Apellis receives a written, bona fide Acquisition Proposal from any person making an Acquisition Proposal that the Apellis Board determines in good faith (after consultation with outside counsel and its financial advisor) is, or would reasonably be expected to lead to, a Superior Proposal (a “Qualified Person”), which Acquisition Proposal was received on or after the date of the Merger Agreement and did not result from a breach of the Merger Agreement’s no-solicitation provisions in any material respect, and the Apellis Board determines in good faith (after consultation with outside counsel and its financial advisor) that the failure to take the actions described below would be reasonably likely to be inconsistent with its fiduciary obligations under applicable law, then Apellis may, as applicable, (x) furnish, pursuant to an Acceptable Confidentiality Agreement (as defined below), non-public information with respect to Apellis and its subsidiaries to such Qualified Person (provided that any non-public information so furnished that has not been previously provided or made available to Biogen is provided or made available to Biogen promptly, and in any event within twenty-four (24) hours, after it is provided or made available to such Qualified Person) and (y) engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with such Qualified Person regarding such Acquisition Proposal.

For purposes of the Merger Agreement, “Acceptable Confidentiality Agreement” means a confidentiality agreement that is not materially less favorable to Apellis with respect to the confidentiality obligations of the counterparty than the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not include standstill or similar provisions that would restrict the making of, or amendment to, any Acquisition Proposal) and that does not include any provision or other term that would restrict, in any manner, Apellis’ ability to satisfy its obligations under the Merger Agreement.

In addition, Apellis must:

•

promptly (and in any event within forty-eight (48) hours) following receipt of any Acquisition Proposal, or any requests for non-public information or inquiries, proposals or offers that would reasonably be expected to lead to any Acquisition Proposal, provide Biogen with (i) written notice thereof, (ii) a summary of the material terms and conditions of any such Acquisition Proposal and the material documentation submitted, received or shared (including by means of “screen share” or other similar means) by the person(s) (or any of its or their representatives) making such Acquisition Proposal, request, inquiry, proposal or offer in respect thereof, and (iii) the identity of the person making any such Acquisition Proposal (unless, in the case of clause (iii), (A) such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such person that is in effect on the date of the Merger Agreement and (B) such person has not yet entered into an Acceptable Confidentiality Agreement, provided that, promptly upon such person entering into an Acceptable Confidentiality Agreement, Apellis will disclose the identity of such person to Biogen);

•	keep Biogen reasonably informed, on a reasonably prompt basis, of the status and material terms of such Acquisition Proposal (including any amendments thereto);

•

promptly (and in any event within forty-eight (48) hours following receipt or delivery thereof) provide Biogen with copies of all written Acquisition Proposals, and all draft agreements, draft financing documents and other material documentation relating to any Acquisition Proposal or that would reasonably be expected to lead to any Acquisition Proposal that, in each case, are either received (including by means of “screen share” or other similar means) by Apellis or any of its representatives from the person(s) (or any of its or their representatives) making any such Acquisition Proposal or delivered (including by means of “screen share” or other similar means) by Apellis or any of its representatives to such person(s) (or any of its or their representatives).

Change of the Apellis Board Recommendation. As described above, and subject to the provisions described below, the Apellis Board has resolved to recommend that Apellis stockholders tender their Shares to Purchaser pursuant to the Offer. The foregoing recommendation is referred to herein as the “Apellis Board Recommendation.” Unless the Apellis Board has made an Apellis Board Recommendation Change (as defined below), the Apellis Board has also agreed to include the Apellis Board Recommendation in the Schedule 14D-9 and to permit Biogen to include a description of the Apellis Board Recommendation in this Offer to Purchase and other documents related to the Offer.

Except as described below, during the period from the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement, neither the Apellis Board nor any committee of the Apellis Board may:

•	withdraw or amend in a manner adverse to Biogen or Purchaser, or publicly propose to withdraw or amend in a manner adverse to Biogen or Purchaser, the Apellis Board Recommendation;

•	adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal;

•	fail to include the Apellis Board Recommendation in the Schedule 14D-9; or

•

following the commencement of a tender or exchange offer for Shares (other than the Offer), fail to recommend against acceptance of such tender offer or exchange offer within ten (10) Business Days after commencement thereof.

Any action described in the foregoing four bullet points is referred to as an “Apellis Board Recommendation Change.”

The Merger Agreement further provides that Apellis may not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than an Acceptable Confidentiality Agreement as described above).

However, notwithstanding the foregoing, at any time prior to the Acceptance Time, the Apellis Board may (x) effect an Apellis Board Recommendation Change in response to a Superior Proposal or an Intervening Event (as defined below) or (y) enter into a definitive agreement with respect to a Superior Proposal and terminate the Merger Agreement, if and only if:

•

the Apellis Board has determined in good faith (after consultation with outside counsel and its financial advisor) that the failure to take such action would be reasonably likely to be inconsistent with the Apellis Board’s fiduciary obligations under applicable law;

•

Apellis has provided Biogen at least four (4) Business Days’ prior written notice of its intent to take such action, describing in reasonable detail the reasons therefor (a “Determination Notice”) (it being understood that the Determination Notice, in and of itself, will not constitute an Apellis Board Recommendation Change for purposes of the Merger Agreement), including if such Determination Notice is in response to a Superior Proposal;

•

if requested by Biogen, Apellis has negotiated, and has caused its representatives to negotiate, in good faith with Biogen during the four (4) Business Day period following delivery of the Determination Notice, to the extent Biogen desires to negotiate, with respect to any potential modifications to the terms and conditions of the Merger Agreement that would obviate the basis for taking such action; and

•

no earlier than the end of such four (4) Business Day period, the Apellis Board has determined in good faith (after consultation with outside counsel and its financial advisor), after considering the terms of any commitments made by Biogen in writing to amend the terms of the Merger Agreement or the CVR Agreement during such four (4) Business Day period, that the failure to take such action would still be reasonably likely to be inconsistent with its fiduciary obligations under applicable law and that such Superior Proposal continues to constitute a Superior Proposal.

The bulleted clauses above will also apply to any material amendment to the terms of any Superior Proposal (whether or not in response to any changes proposed by Biogen), including any change in the type or amount of per share consideration or purchase price, after which the conditions set forth in the first bullet point above remain satisfied, each of which will require a new Determination Notice and an additional two (2) Business Day period from the date of such Determination Notice during which the terms of the preceding two bulleted clauses will apply.

An “Intervening Event” means an Effect that (a) was not known by the Apellis Board as of the date of the Merger Agreement (or, if known by the Apellis Board as of the date of the Merger Agreement, the consequences of which were not reasonably foreseeable by the Apellis Board as of the date of the Merger Agreement) and (b) does not relate to (i) an Acquisition Proposal, (ii) the announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated thereby, including the identity of Biogen, or (iii) changes in Apellis’ stock price or the trading volume of the Shares, or the fact that Apellis meets or exceeds any public estimates or expectations of its revenue, earnings or other financial performance or results of operations, or the fact that Apellis or any of its subsidiaries meets or exceeds any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or facts, unless such cause would otherwise be excepted from this definition).

None of the provisions in the Merger Agreement prohibit Apellis from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder (none of which, in and of itself, will be deemed to constitute an Apellis Board Recommendation Change), or (ii) making any disclosure to Apellis’ stockholders if, in the good faith judgment of the Apellis Board, after consultation with outside counsel, failure to so disclose would be reasonably likely to be inconsistent with its fiduciary obligations under applicable law. However, the foregoing will not permit the Apellis Board to make an Apellis Board Recommendation Change or to terminate the Merger Agreement to accept a Superior Proposal except to the extent permitted by the Merger Agreement.

Access to Information. During the period from the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement, Apellis has agreed to afford Biogen and its representatives, reasonable access, upon reasonable prior written notice, during normal business hours and in a manner that does not disrupt or interfere with business operations, to all of Apellis’ properties, books, contracts, records and representatives as Biogen will reasonably request, and to furnish to Biogen such financial and operating data and other information as Biogen may reasonably request, in each case, subject to customary exceptions and limitations.

Reasonable Best Efforts. The Merger Agreement provides that the parties must use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable, including (i) as promptly as practicable, obtaining any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by such party or its subsidiaries from any governmental entity in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby; (ii) as promptly as practicable, making all necessary filings, and thereafter making any other required submissions, with respect to the Merger Agreement, the Offer and the Merger required under (A) the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act, any other applicable antitrust laws, and any related governmental request thereunder and (C) any other applicable law; (iii) contesting and resisting any action, including any administrative or judicial action, and seeking to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent), which has the effect of making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement; (iv) obtaining from third parties all necessary consents under any material contracts to which Apellis or any of its subsidiaries is a party in connection with the consummation of the transactions contemplated by the Merger Agreement, with customary exceptions; and (v) executing or delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

The parties agreed to make the required filing of all Notification and Report forms under the HSR Act with respect to the transactions contemplated by the Merger Agreement as soon as reasonably practicable following the date of the Merger Agreement, and in any event within fifteen (15) Business Days thereafter.

Biogen and the Purchaser will, after reasonable consultation with Apellis and consideration in good faith of the views and comments of Apellis, control the strategy for obtaining any government clearances or approvals required for the closing under any applicable antitrust law (including the expiration or termination of all statutory waiting periods in respect thereof), including, in connection with such clearances or approvals, any meetings, submissions and communications (including any negotiations) with any governmental entity and any legal proceeding by or before any governmental entity. Subject to the foregoing, each of Apellis and Biogen (on behalf of itself and the Purchaser) will, and will cause each of their respective subsidiaries to, cooperate and use their respective reasonable best efforts to (i) obtain any government clearances or approvals required for the closing under any applicable antitrust law, (ii) promptly respond to any government requests for information under any applicable antitrust law, (iii) cause any waiting periods under any applicable antitrust laws to expire or be terminated, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any order that restricts the consummation of the Offer or the Merger and (iv) consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted in connection with proceedings under or relating to any applicable antitrust law, and provide each other the opportunity to participate in meetings and other substantive conversations with any such governmental entities, in each case except to the extent prohibited by applicable law or governmental entities reviewing the transactions contemplated by the Merger Agreement.

Notwithstanding anything to the contrary contained in the Merger Agreement, Biogen will propose, negotiate, commit to and effect by contract, consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of, effective as of the Effective Time, the Surviving Corporation or its subsidiaries, or otherwise take or commit to take any action which it is capable of taking that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Surviving Corporation or its subsidiaries, in order to avoid the entry of, or to effect the dissolution of, any restrictive order, which would have the effect of preventing or delaying the Acceptance Time beyond the Outside Date; provided that Biogen and its affiliates will not be required to (A) propose, negotiate, commit to, agree to, effect or take any action, or agree to any condition or restriction, relating to the business, assets, liabilities, rights, obligations, relationships, results of operations, financial condition or operations of, or otherwise limit in any way or to any extent the full exercise of any rights of ownership of, (1) any of Biogen, Purchaser or any of their respective affiliates (other than, after the Effective Time, the Surviving Corporation and its subsidiaries, but subject to clauses (A)(2) and (B)) or (2) any Apellis products set forth in the confidential disclosure schedules, (B) propose, negotiate, commit to, agree to, effect or take any action, or agree to any condition or restriction, relating to the business, assets, liabilities, rights, obligations, relationships, results of operations, financial condition or operations of, or otherwise limit in any way or to any extent the full exercise of any rights of ownership of, Apellis or any of its subsidiaries, in the case of this clause (B), that, individually or in the aggregate, would or would reasonably be expected to be material to Apellis and its Subsidiaries, taken as a whole, or (C) enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental entity to do any of the foregoing (each of the items described in the foregoing clauses (A) through (C), a “Burdensome Condition”). Apellis will not, and will cause each of its subsidiaries not to, propose, negotiate, commit to, agree to, effect or take any action imposing a Burdensome Condition without the prior written consent of Biogen; provided that, if so requested by Biogen, Apellis will agree to take any such action that is conditioned upon the consummation of the Offer.

Employee Matters. The Merger Agreement provides that for a period of one year following the Effective Time (or, if earlier, the date such employee’s employment terminates), Biogen will provide to each employee of

Apellis as of immediately prior to the Effective Time who continues to be employed by the Surviving Corporation or any of its affiliates (each, a “Continuing Employee”): (i) a base salary or wage rate not less than the base salary or wage rate provided to such Continuing Employee immediately before the Effective Time; (ii) target short-term cash incentive opportunities no less favorable than those provided to such Continuing Employee immediately before the Effective Time; (iii) severance benefits determined in accordance with Apellis’ severance plans in effect as of immediately prior to the Effective Time; and (iv) other employee benefits (excluding any equity-based compensation, defined benefit pensions, post-employment health or welfare benefits, and retention, change in control or other one-off or special payments or benefits) that are substantially comparable, in the aggregate, to the employee benefits provided to such Continuing Employee immediately prior to the Effective Time.

Indemnification and Insurance. The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing as of the date of the Merger Agreement in favor of any person who is or was, prior to the Effective Time, a director, manager or officer of Apellis or any of its subsidiaries, or who served as a director, officer, manager, member, trustee or fiduciary of another person at the request or for the benefit of Apellis or any of its subsidiaries (each, an “Indemnified Party”), whether under applicable law, the certificate of incorporation or bylaws (or comparable organizational documents) of Apellis or any of its subsidiaries or pursuant to any indemnification agreement between such Indemnified Party and Apellis or any of its subsidiaries, will survive the Merger and continue in full force and effect, and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such Indemnified Party. In addition, from the Effective Time through the sixth anniversary of the Effective Time, the certificate of incorporation and bylaws (or comparable organizational documents) of the Surviving Corporation and its subsidiaries will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each Indemnified Party than are set forth in the certificate of incorporation and bylaws of Apellis as in effect on the date of the Merger Agreement.

From and after the Acceptance Time, the Surviving Corporation will, and Biogen will cause the Surviving Corporation to, indemnify, defend and hold harmless each Indemnified Party against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to such Indemnified Party’s service as an officer, director or manager of Apellis or any of its subsidiaries prior to the Effective Time, or service at the request of Apellis or one of its subsidiaries as an officer, director, manager, member, trustee or fiduciary of another person prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by law.

Each Indemnified Party will be entitled to advancement of expenses (including attorneys’ fees) from the Surviving Corporation, and Biogen will cause the Surviving Corporation to advance such expenses within ten (10) Business Days of receipt of a request therefor, to the extent such Indemnified Party is entitled to indemnification under the terms of the Merger Agreement; provided that any Indemnified Party to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advances if it is ultimately determined by a final, non-appealable determination of a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification.

With respect to directors’ and officers’ liability insurance, prior to the Effective Time, Apellis is required to purchase a six (6)-year D&O tail policy with respect to its current directors’ and officers’ liability insurance policies; provided that, unless Biogen elects otherwise in writing, Apellis will not pay more than the Maximum Premium (as defined in the Merger Agreement) for such endorsement. If such D&O tail policy is not available at or below the Maximum Premium, then (i) Apellis will notify Biogen of the aggregate cost and (ii) Biogen will elect that (A) Apellis obtain the endorsement at such higher cost or (B) Apellis obtain as much comparable insurance as can be obtained at or below the Maximum Premium. The Surviving Corporation will maintain, and Biogen will cause the Surviving Corporation to maintain and honor all obligations under, such D&O tail policy (or comparable insurance) at no expense to the beneficiaries, for six (6) years from the Effective Time with respect to matters existing or occurring at or prior to the Effective Time.

Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the transactions contemplated by the Merger Agreement, Biogen and Apellis have agreed to use their respective reasonable best efforts to (i) take such actions as are reasonably necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and (ii) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transactions.

Section 16 Matters. Prior to the Acceptance Time, Apellis will take all actions reasonably necessary to cause any dispositions of Apellis equity securities (including “derivative securities” as defined in Rule 16a-1(c) under the Exchange Act) in connection with the transactions contemplated by the Merger Agreement by each individual who is a director or executive officer of Apellis and who is a covered Person of Apellis for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters. Prior to the Acceptance Time and to the extent permitted by applicable law, the compensation committee of the Apellis Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Purchaser, Biogen, Apellis or their respective affiliates and any of the officers, directors or employees of Apellis or its subsidiaries that are effective as of the date of the Merger Agreement or are entered into, in accordance with the Merger Agreement, after the date of the Merger Agreement and prior to the Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Securityholder Litigation. Apellis has agreed to promptly notify Biogen of any litigation commenced after the date of the Merger Agreement against Apellis or any of its directors or officers (in their capacity as such) by any stockholder of Apellis (on their own behalf or on behalf of Apellis) or any holder of Apellis’ other securities relating to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement, and to keep Biogen reasonably informed on a reasonably prompt basis regarding the status of and any developments with respect to any such litigation. Apellis has the right to control the defense and settlement of any such litigation; provided that (i) Apellis will give Biogen the opportunity to participate, at Biogen’s expense, in the defense and settlement of any such litigation, (ii) Apellis will consider in good faith Biogen’s advice with respect to such litigation and (iii) Apellis will not settle any such litigation without Biogen’s prior written consent (not to be unreasonably withheld, conditioned or delayed). In the event of, and to the extent of, any conflict or overlap between the provisions relating to Securityholder Litigation and those governing Apellis’ conduct of business pending the Merger, the Securityholder Litigation provisions will control.

Convertible Senior Notes; Capped Call Transactions; Apellis Credit Agreement; Factoring Agreement.

Prior to the Effective Time, Apellis has agreed to use reasonable best efforts to take all actions required under the Convertible Senior Notes Indenture and the documentation governing the Capped Call Transactions in connection with the transactions contemplated by the Merger Agreement, including providing all required notices to the trustee and holders of the Convertible Senior Notes and, at Biogen’s written request, preparing any supplemental indenture contemplated by the indenture. Apellis has also agreed to use reasonable best efforts to provide Biogen and its counsel with copies of any notices or communications received from the trustee or holders of the Convertible Senior Notes, updates on any notes surrendered for conversion prior to the Effective Time, and a reasonable opportunity to review and comment on any notices, supplemental indentures, officers’

certificates, or other documents required to be delivered in connection with the Convertible Senior Notes prior to delivery. Prior to the Effective Time, Apellis has agreed not to amend, modify, supplement, or terminate the indenture or make any election with respect to any settlement method in connection with any conversions of the Convertible Senior Notes, in each case without Biogen’s prior written consent (not to be unreasonably withheld, conditioned, or delayed). The Merger Agreement does not require Apellis to pay any fees or make any payment in connection with the Convertible Senior Notes prior to the Effective Time.

Prior to the Effective Time, Apellis has agreed to use reasonable best efforts to cooperate with Biogen, at Biogen’s written request, to enter into arrangements with the counterparties to the Capped Call Transactions to cause such transactions to be exercised, settled, terminated, or cancelled as of the Effective Time, with the calculation and settlement of any amounts payable thereunder to be payable only in cash and subject to the mutual agreement of Biogen, Apellis, and the respective counterparties to each of the Capped Call Transactions. The Merger Agreement does not require Apellis to (i) pay any fees or make any payment in connection with the Capped Call Transactions prior to the Effective Time, (ii) enter into any settlement, termination or amendment with respect to the Capped Call Transactions that is effective prior to the Effective Time or (iii) refrain from delivering any notice required by the terms of the Capped Call Transactions. Prior to the Effective Time, Apellis has also agreed not to amend, modify or terminate the documentation in respect of the Capped Call Transactions or exercise any right it may have, or enter into any agreement, to terminate, or to trigger an early settlement of, any of the Capped Call Transactions without the prior written consent of Biogen, which consent shall not be unreasonably withheld, conditioned or delayed (other than modifications or adjustments made unilaterally by the counterparty to a Capped Call Transaction). In addition, Apellis has agreed to promptly share with Biogen any notices or communications received from counterparties to the Capped Call Transactions, keep Biogen informed of and allow Biogen (or its counsel) to participate in any related discussions or negotiations and provide Biogen and its counsel a reasonable opportunity to review and comment on any written response to any such counterparty before it is sent.

Apellis has agreed to use reasonable best efforts to facilitate, substantially concurrently with or prior to the Effective Time, the termination of all commitments under its existing credit agreement (the “Apellis Credit Agreement”), the repayment in full of all obligations outstanding thereunder, and the release of all liens and guarantees in connection therewith (the “Apellis Credit Agreement Termination”). In furtherance thereof, Apellis has agreed to (i) use reasonable best efforts to deliver to Biogen a draft payoff letter and related release documentation at least five (5) Business Days prior to the Effective Time, and (ii) deliver to Biogen an executed payoff letter and related release documentation on or prior to the Effective Time, which payoff letter will include the payoff amount and provide for the release and termination of all guarantees and liens upon receipt of such amount. The Apellis Credit Agreement Termination is not required to be effective unless and until the Effective Time has occurred and Biogen has provided funds (or directed Apellis to use funds on its balance sheet) to pay in full the then-outstanding amounts under the Apellis Credit Agreement.

Prior to the Effective Time, Apellis has agreed to use reasonable best efforts to terminate its factoring agreement (the “Factoring Agreement”) in accordance with its terms, including, if necessary, by obtaining consents to amend the agreement to permit early termination on terms reasonably acceptable to Biogen. Apellis has agreed to keep Biogen reasonably informed of the status of such efforts. The Merger Agreement does not require Apellis to (i) pay any fees, incur or reimburse any costs or expenses or make any payment in connection with the termination of the Factoring Agreement prior to the Effective Time or (ii) cause the termination to be effective unless and until the Effective Time has occurred.

Biogen and Purchaser have also agreed to indemnify and hold harmless Apellis, its subsidiaries and the respective representatives of Apellis or any of its subsidiaries from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with Apellis’ cooperation with respect to the Convertible Senior Notes, the Capped Call Transactions, the Apellis Credit Agreement and the Factoring Agreement, except to the extent any of the foregoing was suffered or incurred prior to the Effective Time as a result of the bad faith, gross negligence or willful misconduct of Apellis, any of its subsidiaries or any of their respective representatives, or that is (x) expressly provided under the Convertible Senior Notes Indenture or Capped Call Documentation (including as a result of any conversions required to be settled prior to the consummation of the Merger (the “Closing”) and interest payments required to be paid prior to the Closing) or (y) for the payment of principal, fees or interest under the Apellis Credit Agreement.

Termination. The Merger Agreement may be terminated, and the transactions contemplated by the Merger Agreement abandoned, at any time prior to the Acceptance Time, under any of the following circumstances:

•	by mutual written consent of Biogen and Apellis;

•

by either Biogen or Apellis if the Acceptance Time has not occurred on or before 11:59 p.m., Eastern Time, on the Outside Date; provided that such right will not be available to any party whose failure (or whose affiliate’s failure) to fulfill any obligation under the Merger Agreement in any material respect has been a principal cause of or resulted in the failure of the Acceptance Time to occur by the Outside Date (an “Outside Date Termination”);

•

by either Biogen or Apellis if a governmental entity of competent jurisdiction in any jurisdiction in which Biogen and its subsidiaries or Apellis and its subsidiaries have business operations or assets, in each case, that are material to Biogen and its subsidiaries, taken as a whole, or Apellis and its subsidiaries, taken as a whole, has issued a nonappealable final order, decree, ruling or law, or taken any other nonappealable final action, permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, and payment for, Shares pursuant to the Offer or consummation of the Merger; provided that such right will not be available to any party whose failure (or whose affiliate’s failure) to fulfill any obligation under the Merger Agreement in any material respect has been a principal cause of or resulted in such action;

•

by either Biogen or Apellis if the Offer expires as a result of the non-satisfaction of the Minimum Condition and is not extended pursuant to the Merger Agreement, without Purchaser having irrevocably accepted for purchase any shares validly tendered (and not validly withdrawn) pursuant to the Offer; provided that (i) such right will not be available to any party whose failure (or whose affiliate’s failure) to fulfill any obligation under the Merger Agreement in any material respect has been a principal cause of or resulted in the non-satisfaction of the Minimum Condition and (ii) Biogen may not terminate pursuant to this clause if Purchaser is required to extend the Offer pursuant to the terms of the Merger Agreement (an “Expired Offer Termination”);

•	by Biogen, at any time prior to the Acceptance Time, if an Apellis Board Recommendation Change has occurred;

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by Biogen, prior to the Acceptance Time, if there has been a breach of, inaccuracy in or failure to perform or comply with any representation, warranty, covenant or agreement on the part of Apellis contained in the Merger Agreement that would cause the Representations Condition or the Covenants Condition not to be satisfied, and such breach, inaccuracy or failure is incapable of being cured by the Outside Date, or if curable, has not been cured within 20 Business Days following Apellis’ receipt of written notice thereof from Biogen; provided that Biogen may not terminate pursuant to this clause if Biogen or Purchaser is then in breach of the Merger Agreement such that Apellis could terminate pursuant to the Biogen Breach Termination right described below (an “Apellis Breach Termination”);

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by Apellis, prior to the Acceptance Time, if the Apellis Board determines to accept a Superior Proposal, but only if Apellis has complied in all material respects with its non-solicitation obligations under the Merger Agreement with respect to such Superior Proposal, pays to Biogen the Termination Fee by wire transfer of same-day funds on or before the date of, and as a condition to the effectiveness of, termination of the Merger

Agreement and substantially concurrently with such termination enters into a definitive agreement to consummate the transaction contemplated by such Superior Proposal;

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by Apellis, prior to the Acceptance Time, if there has been a breach of, inaccuracy in or failure to perform or comply with any representation, warranty, covenant or agreement on the part of Biogen or Purchaser contained in the Merger Agreement, which breach, inaccuracy or failure (i) has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) is incapable of being cured by the Outside Date, or if curable, has not been cured within 20 Business Days following Biogen’s receipt of written notice thereof from Apellis; provided that Apellis may not terminate pursuant to this clause if Apellis is then in breach of the Merger Agreement such that Biogen could terminate pursuant to the Apellis Breach Termination right described above (a “Biogen Breach Termination”); or

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by Apellis in the event that (i) Purchaser has failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within ten (10) Business Days after the date of the Merger Agreement (other than due to the failure of Apellis or any of its affiliates to fulfill any obligation under the Merger Agreement in any material respect required to enable Purchaser to commence the Offer by such date), or (ii) upon two (2) Business Days’ notice to Biogen, Purchaser has failed to irrevocably accept for purchase all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as it may be extended in accordance with the Merger Agreement) and all Offer Conditions have been satisfied or waived (other than those that by their nature are to be satisfied at the Acceptance Time, provided such conditions are capable of being satisfied at such time).

Effect of Termination. If the Merger Agreement is terminated as described above under “—Termination”, the Merger Agreement will immediately become void and there will be no liability or obligation on the part of Biogen, Purchaser or Apellis or their respective Representatives, stockholders or Affiliates; provided that, except as provided in the late payment provisions described under “—Apellis Termination Fee” below, (a) any such termination will not relieve any party from liability for any fraud or willful breach of the Merger Agreement and (b) certain specified provisions of the Merger Agreement will survive such termination and remain in full force and effect, including the confidentiality provisions and the Confidentiality Agreement, as amended by the Confidentiality Agreement Amendment.

Apellis Termination Fee. Apellis has agreed to pay Biogen a termination fee of $205,000,000 in cash (the “Termination Fee”) in any of the following circumstances:

•	the Merger Agreement is terminated by Biogen due to an Apellis Board Recommendation Change;

•	the Merger Agreement is terminated by Apellis in order to accept a Superior Proposal; or

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the Merger Agreement is terminated by either Biogen or Apellis due to an Outside Date Termination or an Expired Offer Termination if (i) before the date of such termination, a bona fide Acquisition Proposal has been publicly disclosed or publicly announced and not publicly withdrawn and (ii) within twelve (12) months after the date of termination of the Merger Agreement, Apellis has entered into a definitive agreement to consummate an Acquisition Proposal or a transaction contemplated by an Acquisition Proposal has been consummated (provided that, for purposes of determining whether the Termination Fee is payable, all references to “20%” and “80%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%”).

In no event will Apellis be required to pay the Termination Fee more than once. Except in the event of fraud or willful breach, (i) payment of the Termination Fee (and any applicable reimbursement and interest amounts) will constitute the sole and exclusive remedy of Biogen, the Purchaser, and their respective affiliates and representatives against Apellis and its subsidiaries, or any of its current or former Representatives, stockholders, and affiliates (collectively, “Apellis Related Parties”) in circumstances in which the Termination

Fee becomes due and payable, and (ii) upon payment of the Termination Fee (and any applicable reimbursement and interest amounts) none of the Apellis Related Parties will have any further liability in connection with the Merger Agreement or its termination, and neither Biogen, the Purchaser nor any of their respective affiliates or representatives may bring or maintain any other claim or proceeding against any Apellis Related Party in connection therewith.

Specific Performance. Biogen, Purchaser and Apellis have agreed that irreparable damage, for which monetary damages or other legal remedies (even if available) would not be an adequate remedy, would occur in the event that any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, each party will be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Merger Agreement, and to specifically enforce the terms and provisions of the Merger Agreement, without proof of damages or otherwise, without posting a bond or other security, and in addition to any other remedy to which they are entitled. The parties have also agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, or not an appropriate remedy for any reason at law or equity, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.

Expenses. Except in limited circumstances expressly specified in the Merger Agreement (including the Termination Fee provisions), all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated; provided, that Biogen will pay all filing fees for filings under antitrust laws. In addition, the Merger Agreement does not require Apellis or any of its subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment prior to the Effective Time in connection with its cooperation obligations with respect to the Convertible Senior Notes, the Capped Call Transactions, the Apellis Credit Agreement or the Factoring Agreement (other than (x) fees, costs, expenses or liabilities expressly provided under the Convertible Senior Notes Indenture or Capped Call Documentation, including as a result of any conversions required to be settled prior to the Closing and interest payments required to be paid prior to the Closing, and (y) fees, costs or expenses to be reimbursed by Biogen and Purchaser as described below). Biogen and Purchaser are required to promptly reimburse Apellis and its subsidiaries for all reasonable and documented out-of-pocket fees, costs and expenses (including attorneys’ fees) incurred by Apellis or any of its subsidiaries in connection with Apellis’ cooperation with respect to the Convertible Senior Notes, the Capped Call Transactions, the Apellis Credit Agreement and the Factoring Agreement; provided that such reimbursement obligation does not, prior to the Effective Time, apply to (i) fees, costs, expenses or liabilities expressly provided under the Convertible Senior Notes Indenture or Capped Call Documentation (including as a result of any conversions required to be settled prior to the Closing and interest payments required to be paid prior to the Closing) or (ii) fees, costs, expenses or liabilities (other than to the extent arising as a result of the transactions contemplated by the Merger Agreement) or the payment of principal, fees or interest under the Apellis Credit Agreement. Additionally, the Merger Agreement does not require Apellis to pay any fees, incur or reimburse any costs or expenses or make any payment in connection with the termination of the Factoring Agreement prior to the Effective Time.

Governing Law. The Merger Agreement is governed by and will be construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

Support Agreement

In connection with entering into the Merger Agreement, Biogen and Purchaser entered into a Tender and Support Agreement (the “Support Agreement”), dated as of March 31, 2026, with certain executive officers and directors of Apellis, specifically Dr. Cedric Francois, Dr. Gerald Chan, Alec Machiels and Dr. Pascal Deschatelets, and Morningside Venture Investments Ltd., a current stockholder of Apellis, in each case in their respective capacity as stockholders of Apellis. Morningside Venture Investments Ltd., Cedric Francois, Gerald Chan, Alec Machiels and Pascal Deschatelets (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”). The Supporting Stockholders together beneficially owned (as defined in Rule 13d-3 under the Exchange Act) an aggregate of approximately 18,703,886 Shares, representing approximately 14% of the outstanding Shares, as of March 27, 2026.

Pursuant to and subject to the terms and conditions of the Support Agreement, each Supporting Stockholder has agreed to tender (or use reasonable best efforts to instruct such Supporting Stockholder’s broker or such other person that is the holder of record of any Subject Shares beneficially owned by such Supporting Stockholder to tender), promptly following (and in any event no later than ten (10) Business Days after) the commencement of the Offer, all of such Supporting Stockholder’s Subject Shares (as defined in the Support Agreement) in the Offer, free and clear of all liens, except for Stockholder Permitted Liens (as defined in the Support Agreement). If such Supporting Stockholder has not received the Offer documents by such tenth (10th) Business Day deadline, such Supporting Stockholder will tender its Subject Shares within five (5) Business Days following receipt of the Offer documents. Each Supporting Stockholder has further agreed that, once any of its Subject Shares are tendered in the Offer, it will not withdraw such Subject Shares from the Offer unless and until the Support Agreement has been terminated in accordance with its terms. In addition, each Supporting Stockholder has agreed that, during the time the Support Agreement is in effect:

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at any annual or special meeting of Apellis stockholders, or any adjournment or postponement thereof, or in connection with any action proposed to be taken by written consent of the Apellis stockholders or circumstances where a vote, consent or other approval of such Supporting Stockholder with respect to the transactions contemplated by the Merger Agreement is sought, such Supporting Stockholder will, or will cause the applicable holder of record to, be present (in person or by proxy) for purposes of constituting a quorum and vote, or cause to be voted, or exercise its right to consent (including by executing a written consent if requested by Apellis) with respect to, all of such Supporting Stockholder’s Subject Shares in favor of any matter presented to Apellis stockholders that are necessary to consummate the Merger or any of the other transactions contemplated by the Merger Agreement, including in favor of any proposal to adjourn or postpone to a later date any meeting of the stockholders of Apellis at which any of the foregoing matters are submitted for consideration and a vote of the stockholders of Apellis;

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at any annual or special meeting of the stockholders of Apellis, and at any adjournment or postponement thereof, or in any other circumstances where a vote, consent or other approval of the stockholders of Apellis is sought, such Supporting Stockholder will vote (or cause to be voted) all of its Shares (i) against any agreement, transaction or proposal that relates to an Acquisition Proposal and (ii) against any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Offer, the Merger or other matters contemplated by the Merger Agreement.

Each Supporting Stockholder has also agreed to certain restrictions with respect to its Shares. Prior to termination of the Support Agreement, subject to certain exceptions, each Supporting Stockholder may not, directly or indirectly, transfer, assign, sell, gift-over, hedge, pledge, tender, exchange or otherwise dispose of, or enter into any derivative arrangement with respect to, create any liens (other than Stockholder Permitted Liens) on, or consent to any of the foregoing with respect to, any of its Subject Shares, or grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust or enter into a voting agreement with respect to any Subject Shares, or take any action that would restrict, limit or interfere with the performance of such Supporting Stockholder’s obligations under the Support Agreement or the transactions contemplated thereby, except for: (i) transfers by will or for estate planning purposes, or transfers for charitable purposes or as charitable gifts of up to 1% of such Supporting Stockholder’s Subject Shares, in each case where the transferee enters into a written agreement (subject to Biogen’s written approval, which will not be unreasonably withheld, conditioned or delayed) to be bound by the Support Agreement, such written agreement to be executed prior to the consummation of any such transfer; (ii) transfers as Biogen may otherwise agree in writing in its sole discretion;

and (iii) other than with respect to Morningside Venture Investments Ltd., transfers pursuant to a Rule 10b5-1 trading plan in existence as of the date of the Support Agreement. Each Supporting Stockholder has also irrevocably and unconditionally waived, and agreed not to exercise, any appraisal rights it may have with respect to its Subject Shares in connection with the Merger. In addition, each Supporting Stockholder has agreed to comply with the non-solicitation obligations of the Merger Agreement as if it were Apellis thereunder, except that (x) a Supporting Stockholder who is a director or officer of Apellis is not restricted from exercising his or her fiduciary obligations under applicable law in that capacity and (y) if Apellis participates in discussions with a person regarding an Acquisition Proposal in accordance with the Merger Agreement, such Supporting Stockholder or any of its Representatives may engage in discussions or negotiations with such Person, provided that Apellis remains at all times in compliance with its obligations under the no-solicitation provisions of the Merger Agreement.

The Support Agreement will terminate automatically upon the first to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) any amendment to the Merger Agreement effected without each Supporting Stockholder’s consent that (i) changes the form of consideration payable in the Offer, decreases the Offer Price or decreases the maximum number of Shares sought to be purchased in the Offer, (ii) terminates the Offer, (iii) amends, modifies or supplements the terms of the Offer in any manner adverse to such Supporting Stockholder, or (iv) imposes any condition to the Offer other than the Offer Conditions; (d) an Apellis Board Recommendation Change made in compliance with the terms of the Merger Agreement; and (e) the mutual written consent of Biogen and each Supporting Stockholder.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit (d)(3) of the Schedule TO of which this Offer to Purchase forms a part.

Contingent Value Rights Agreement

At or prior to the Acceptance Time, Biogen, Apellis and the Rights Agent will execute the CVR Agreement, which CVR Agreement will govern the terms of the CVRs.

Each CVR represents the contractual, non-transferable contingent right to receive cash payments (each, a “Milestone Payment”) of up to an aggregate of $4.00 per CVR, without interest and subject to reduction for any applicable withholding taxes, upon the achievement of the following milestones (each, a “Milestone”): (i) $2.00 per CVR, upon the first achievement of Annual Net Sales (as defined in the CVR Agreement) of at least $1,500,000,000 attributable to SYFOVRE® (pegcetacoplan) and related products in the aggregate during any calendar year ending December 31, 2027, 2028, 2029 or 2030 (the “Net Sales Milestone 1”); and (ii) $2.00 per CVR, upon the first achievement of Annual Net Sales of at least $2,000,000,000 attributable to SYFOVRE® and related products in the aggregate during any calendar year ending December 31, 2027, 2028, 2029, 2030 or 2031 (the “Net Sales Milestone 2”); provided that if Net Sales Milestone 1 is not achieved prior to December 31, 2030 but Net Sales Milestone 2 is achieved during the 2031 calendar year, then the Net Sales Milestone 2 payment will instead be $4.00 per CVR. Each Milestone may be achieved and paid only once. It is therefore possible to receive up to $4.00 per CVR if both Milestones are achieved, $4.00 per CVR if only Net Sales Milestone 2 is achieved during the 2031 calendar year without prior achievement of Net Sales Milestone 1, $2.00 per CVR if only one Milestone is achieved, or nothing if neither Milestone is achieved. The applicable Milestone Payment for each CVR issued in respect of a Converted Apellis Option, Converted Apellis RSU and Converted Apellis PSU will become payable on the later of the date that the applicable Milestone is achieved and the vesting date(s) applicable to such Converted Apellis Option, Converted Apellis RSU and Converted Apellis PSU. In addition, the applicable Milestone Payment for each CVR issued in respect of an Apellis Option with an exercise price per Share that is equal to or greater than the Cash Amount but less than the Aggregate Amount as of immediately prior to the Effective Time will be reduced by the excess, if any, of the applicable price over the Cash Amount.

It is possible that the Milestones described above will not be achieved in the applicable measurement periods, in which case Apellis stockholders will receive only the Cash Amount for any Shares they tender in the

Offer and no payments with respect to the CVRs. Each Milestone may only be achieved, and any corresponding payment made, one time. It is not possible to predict whether any payment will become payable with respect to the CVRs.

The right to the payments described above is solely a contractual right governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Biogen, Apellis or us. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may be payable on CVRs. Holders of CVRs will have no greater rights against Biogen than those accorded to general, unsecured creditors under applicable law. The CVRs will not be transferable except through a “Permitted Transfer,” which includes: (i) upon death of a holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVR is to be passed to beneficiaries of the holder upon the death of the holder; (iii) pursuant to a court order (including in connection with bankruptcy or liquidation); (iv) by operation of law (including by consolidation or merger of the holder) or without consideration in connection with the dissolution, liquidation or termination of any holder that is a corporation, limited liability company, partnership or other entity; (v) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary; (vi) if the holder is a corporation, partnership or limited liability company, a distribution by the transferring entity to its stockholders, partners or members, as applicable; (vii) abandonment of such CVR by the applicable holder to Biogen or its designee, without consideration; or (viii) an acquisition of CVRs by Biogen or any of its affiliates for consideration in private transactions or otherwise.

Without the consent of any CVR holders or the Rights Agent, Biogen may enter into certain limited amendments to the CVR Agreement, such as to evidence a succession of parties. Biogen may enter into other amendments with the consent of the Acting Holders (holders of at least 32.5% of the outstanding CVRs acting collectively); provided, however, that certain amendments require the consent of holders of at least 75% of the outstanding CVRs, including any amendment that would: (i) modify in a manner adverse to holders any provision relating to termination of the CVR Agreement; (ii) modify in a manner materially adverse to holders the timing or amount of any Milestone Payment or the definition of any Milestone; (iii) reduce the number of CVRs outstanding (except as otherwise permitted by the CVR Agreement); or (iv) modify the amendment consent threshold itself. The CVR Agreement is governed by the laws of the State of Delaware, and any action or proceeding arising out of or relating to the CVR Agreement is subject to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware.

The summary above of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the CVR Agreement, a form of which has been filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8—“Certain Information Concerning Biogen and Purchaser.” For a complete understanding of the CVR Agreement, holders of Shares are encouraged to read the full text of the CVR Agreement. We have filed a copy of the form of the CVR Agreement as Exhibit (d)(2) to the Schedule TO of which this Offer to Purchase forms a part.

The Confidentiality Agreement

On November 1, 2024, Biogen and Apellis entered into a confidentiality agreement (the “Confidentiality Agreement”) to facilitate discussions regarding a potential business combination or similar transaction. Pursuant to the Confidentiality Agreement, each party agreed, among other things, to keep certain non-public information concerning the other party confidential and to use such information solely for the purpose of evaluating, negotiating and consummating a potential transaction, subject to certain customary exceptions. On October 24, 2025, Biogen and Apellis entered into Amendment No. 1 to the Confidentiality Agreement (the “Confidentiality

Agreement Amendment”), which extended the term of certain provisions of the Confidentiality Agreement. The Confidentiality Agreement, as amended by the Confidentiality Agreement Amendment, includes: (i) a one year standstill provision that expires on October 24, 2026, with customary fall-away provisions upon the entry into a definitive agreement providing for certain acquisition transactions involving Apellis, and (ii) a one year customary employee non-solicitation and non-hire provision that expires on October 24, 2026, with respect to (a) Apellis employees with the title of senior vice president or higher, who participated in discussions or negotiations with Biogen or any of its representatives regarding a potential transaction between Apellis and Biogen or of whom Biogen had first contact or was otherwise first made aware in connection with a potential transaction between Apellis and Biogen, and (b) Biogen employees who participated in discussions or negotiations with Apellis or any of its representatives regarding a potential transaction between Apellis and Biogen or of whom Apellis had first contact or was otherwise first made aware in connection with a potential transaction between Apellis and Biogen, in each case subject to customary exceptions. The other confidentiality obligations have a term of three (3) years from the date of the execution of the Confidentiality Agreement Amendment and accordingly remain in effect until October 24, 2028. Pursuant to the Merger Agreement, the Confidentiality Agreement, as amended by the Confidentiality Agreement Amendment, continues in full force and effect in accordance with its terms, including surviving any termination of the Merger Agreement.

The summary above of the Confidentiality Agreement, as amended by the Confidentiality Agreement Amendment, does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement and the Confidentiality Agreement Amendment, which have been filed as exhibits to the Tender Offer Statement on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8—“Certain Information Concerning Biogen and Purchaser.” For a complete understanding of the Confidentiality Agreement, as amended by the Confidentiality Agreement Amendment, holders of Shares are encouraged to read the full text of the Confidentiality Agreement and the Confidentiality Agreement Amendment. We have filed a copy of the Confidentiality Agreement and the Confidentiality Agreement Amendment as Exhibit (d)(4) and Exhibit (d)(5), respectively, to the Schedule TO of which this Offer to Purchase form a part.

12.	Purpose of the Offer; Plans for Apellis.

Purpose of the Offer. The purpose of the Offer is for Biogen, through Purchaser, to acquire control of, and the entire equity interest in, Apellis. The Offer, as the first step in the acquisition of Apellis, is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the conditions to the obligations of Biogen and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger as soon as practicable following the Acceptance Time (and, if the Acceptance Time occurs on a Business Day, on the same day as the Acceptance Time, and if the Acceptance Time does not occur on a Business Day, on the first Business Day after the Acceptance Time), without a vote of Apellis stockholders.

Former holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in Apellis and will no longer participate in the future growth of Apellis, other than the opportunity to participate in the potential upside related to the performance of SYFOVRE® after the Effective Time as a result of the CVRs. If the Merger is consummated, all current holders of Shares will no longer have an equity interest in Apellis, regardless of whether they tender their Shares in connection with the Offer, and instead will only have the right to receive the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Section 262 of the DGCL.

Merger Without a Vote of the Apellis Stockholders. If the Offer is consummated, we are not required to and will not seek the approval of Apellis’ remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is completed, it will mean that the Minimum Condition has been satisfied, and if the Minimum Condition has been satisfied, it will mean that the Merger will be subject to Section 251(h) of the DGCL. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the stockholders of Apellis in accordance with Section 251(h) of the DGCL.

Plans for Apellis. Except as otherwise set forth in this Offer to Purchase, it is currently expected that, following the Merger, the business and operations of Apellis will be continued substantially as they are currently being conducted. Biogen currently intends to continue to evaluate the business and operations of Apellis after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

The respective individuals who served as the directors of Purchaser as of immediately prior to the Effective Time will become the initial directors of the Surviving Corporation at the Effective Time and the individuals who served as the officers of Apellis as of immediately prior to the Effective Time will continue as the officers of the Surviving Corporation at the Effective Time.

Except as described above or elsewhere in this Offer to Purchase (including Section 11—“The Transaction Agreements”, this Section 12 and Section 13—“Certain Effects of the Offer”), neither Purchaser nor Biogen has any present plans or proposals that would result in (i) any extraordinary transaction involving Apellis (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Apellis, (iii) any material change in Apellis’ capitalization or dividend rate or policy or indebtedness, (iv) any change in the present board of directors or management of Apellis, (v) any other material change in Apellis’ corporate structure or business, (vi) any class of equity securities of Apellis being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of Apellis becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (viii) the suspension of Apellis’ obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of Apellis, or the disposition of securities of Apellis, or (x) any changes in Apellis’ charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

13.	Certain Effects of the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Biogen, Purchaser and Apellis, will consummate the Merger as soon as practicable following the Acceptance Time (and, if the Acceptance Time occurs on a Business Day, on the same day as the Acceptance Time, and if the Acceptance Time does not occur on a Business Day, on the first Business Day after the Acceptance Time). We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable (but in any event on the same date as, or the first Business Day after, the Acceptance Time), thereafter subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. The Shares are currently quoted on the Nasdaq Global Select Market. However, the rules of the Nasdaq Global Select Market establish certain criteria that, if not met, could lead to the discontinuance of quotation of Shares from the Nasdaq Global Select Market. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, Shares no longer meet the requirements of the Nasdaq Global Select Market for continued quotation and the quotation of Shares is discontinued, the market for Shares would be adversely affected. Biogen and Purchaser currently intend to cause the delisting of the Shares from the Nasdaq Global Select Market, as promptly as practicable after the Effective Time, as permitted by applicable law and the rules of the Nasdaq Global Select Market. We also expect to consummate the Merger as soon as practicable following the Acceptance Time (and, if the Acceptance Time occurs on a Business Day, on the same day as the Acceptance Time, and if the Acceptance Time does not occur on a Business Day, on the first Business Day after the Acceptance Time), without a vote of Apellis stockholders. If the Merger takes place, Apellis will no longer be publicly traded.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Apellis to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by Apellis to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Apellis, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Apellis and persons holding “restricted securities” of Apellis to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of Shares under the Exchange Act were terminated, Shares would no longer be “margin securities” or be eligible for quotation on the Nasdaq Global Select Market as described above. Biogen and Purchaser currently intend to cause Apellis to terminate the registration of Shares under the Exchange Act (and as permitted by applicable law, the requirement to make filings under the Exchange Act), as promptly as practicable after the Effective Time and as soon as the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement until the earlier of (a) the time at which the Merger Agreement is terminated in accordance with the terms thereof and (b) the Acceptance Time, Apellis will not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of Apellis to such entity’s parent), except as expressly required by the Merger Agreement, as required by applicable law, as set forth in the confidential disclosure schedules or with Biogen’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed).

15.	Conditions to the Offer.

The Purchaser is required to accept for purchase and, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the Expiration Time if each of the following are satisfied:

(a)

immediately prior to the Expiration Time, the number of Shares validly tendered and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as such term is defined by Section 251(h)(6)(f) of the DGCL), together with any Shares beneficially owned by Biogen or its subsidiaries, equals at least one Share more than fifty percent (50%) of all Shares then outstanding (the “Minimum Condition”);

(b)

immediately prior to the Expiration Time, the waiting period (and any extension thereof) applicable to the Offer or the consummation of the Merger under the HSR Act has expired or has been terminated (the “Regulatory Condition”);

(c)

no governmental entity of competent jurisdiction in any jurisdiction in which Biogen and its subsidiaries or Apellis and its subsidiaries have business operations or assets, in each case, that are material to Biogen and its subsidiaries, taken as a whole, or Apellis and its subsidiaries, taken as a whole, has issued, enacted, promulgated, enforced or entered any order, executive order, stay, decree, judgment, injunction (preliminary or permanent) or law that is in effect as of immediately prior to the Expiration Time which has the effect of prohibiting the consummation of the Offer or making the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger (the “Non-Prohibition Condition”);

(d)

(i) the representation and warranty of Apellis contained in the Merger Agreement with respect to there not having been a Company Material Adverse Effect since December 31, 2025 is true and correct in all respects as of immediately prior to the Expiration Time, as though made at and as of such time;

(ii) certain representations and warranties of Apellis contained in the Merger Agreement with respect to its capitalization are true and correct in all but de minimis respects as of immediately prior to the Expiration Time, as though made at and as of such time (except to the extent such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iii) the representations and warranties of Apellis contained in the Merger Agreement with respect to valid corporate existence, authority to enter into and perform the Merger Agreement, absence of conflicts with its organizational documents and absence of undisclosed broker or advisor fees are true and correct in all material respects as of immediately prior to the Expiration Time, as though made at and as of such time (except to the extent such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iv) all other representations and warranties of Apellis contained in the Merger Agreement (other than those referred to in clauses (d)(i), (d)(ii) and (d)(iii) above) are true and correct as of immediately prior to the Expiration Time, as though made at and as of such time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except, in the case of this clause (iv), where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties) would not reasonably be expected to have a Company Material Adverse Effect (as described in Section 11—“The Transaction Agreements”) (collectively, clauses (d)(i), (d)(ii), (d)(iii) and (d)(iv), the “Representations Condition”);

(e)

Apellis has performed in all material respects its covenants and obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Time (the “Covenants Condition”);

(f)

Biogen has received a certificate, dated as of the date on which the Acceptance Time occurs, signed by an executive officer of Apellis certifying that the conditions set forth in the Representations Condition and Covenants Condition have been satisfied as of immediately prior to the Expiration Time; and

(g)	the Merger Agreement has not been validly terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions, which we refer to collectively as the “Offer Conditions”, are in addition to, and not a limitation of, the rights and obligations of Biogen and Purchaser to extend, terminate or modify the Offer in accordance with the terms of the Merger Agreement and applicable law.

At any time prior to the Effective Time, Biogen, Purchaser and Apellis may, to the extent legally permitted, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions contained therein, except that the Minimum Condition, the Regulatory Condition, the Non-Prohibition Condition and the Termination Condition may only be waived by Biogen or Purchaser with the prior written consent of Apellis in its discretion. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party; provided that any extension or waiver by Biogen will also be an effective extension or waiver by Purchaser. The failure of any party to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of such rights.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on its examination of publicly available information filed by Apellis with the SEC, other publicly available information concerning Apellis and other information made available to Purchaser by Apellis, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Apellis’ business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Biogen as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. Except for observance of the waiting periods and the obtaining of the required approvals summarized under “United States Antitrust Compliance” below in this Section 16, we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter. However, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Apellis’ business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Conditions to the Offer.”

State Takeover Statutes.

A number of states (including Delaware, where Apellis is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. Apellis, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

As a Delaware corporation, Apellis has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents certain “business combinations” (defined to include mergers and certain other actions) with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such.

Apellis has represented to Purchaser and Biogen that its Board of Directors has taken all actions necessary so that the restrictions applicable to business combinations contained in Section 203 of the DGCL will not apply to the execution, delivery and performance of the Merger Agreement, the CVR Agreement, the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or the CVR Agreement. Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Apellis, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Conditions to the Offer.”

United States Antitrust Compliance. Under the HSR Act, certain transactions may not be consummated until certain information and documents have been furnished to the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to Purchaser’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 30-calendar-day waiting period, unless the waiting period is terminated earlier, extended for an additional 30 days due to Biogen voluntarily withdrawing and refiling or extended by a request for additional information or documentary material (a “Second Request”). If the FTC or Antitrust Division issues a Second Request prior to the expiration of the initial waiting period, the parties must observe a 30-day waiting period, which would begin to run only after Biogen and Apellis have complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree not to consummate the Offer for a certain period of time. The purchase of Shares in the Offer is subject to the provisions of the HSR Act and therefore cannot be completed until Apellis and Biogen each file a notification and report form with the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated. Apellis and Biogen made the necessary filings with the FTC and the Antitrust Division on April 10, 2026. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger (which Purchaser expects to be the case if the Offer is consummated, given the Minimum Condition) or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after the purchase of Shares by Purchaser, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the Antitrust Division could take any action under the antitrust laws, including seeking to enjoin the purchase of Shares in the Offer and the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or modify or terminate existing relationships and contractual rights, or impose a restriction, requirement or limitation on the operation of the business. At any time before or after the completion of the purchase of Shares in the Offer, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Private parties may also seek to take legal actions under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the purchase of Shares in the Offer will not be made or that, if a challenge is made, we will prevail. See Section 11—“The Transaction Agreements—Reasonable Best Efforts” and Section 15—“Conditions to the Offer.”

Foreign Laws. Based on a review of the information currently available relating to the countries and businesses in which Apellis and Biogen are engaged, Biogen and Purchaser are not aware of any material filing or approval in any foreign country that is required in order to consummate the Offer and the Merger.

Appraisal Rights. No appraisal rights are available to the holders of Shares who tender such Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL, stockholders or beneficial owners of Apellis who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; (iv) you comply with the applicable legal requirements under the DGCL; and (v) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (C) provides an address at which such beneficial owner consents to receive notices given by Apellis and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. This value may be the same, more or less than the price that Purchaser is offering to pay you in the Offer and the Merger. Moreover, Purchaser or Apellis may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a holder or beneficial owner of Shares to exercise appraisal rights in connection with the Merger, does not constitute any legal or other advice and does not constitute a recommendation that holders of Shares exercise their appraisal rights under Section 262 of the DGCL.

Pursuant to Section 262 of the DGCL, where a merger is approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice by Apellis to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

Any stockholder or beneficial owner wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

As described more fully in the Schedule 14D-9, if an Apellis stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder or beneficial owner must do all of the following:

•

within the later of the consummation of the Offer, which will occur on the date on which acceptance and payment for Shares occurs, and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is April 14, 2026), properly deliver to Apellis at the address indicated below, an effective demand in writing for appraisal of such Shares, which demand must reasonably inform Apellis of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender such Shares in the Offer;

•	continuously hold of record or beneficially own such Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter;

•

unless Apellis or another holder or beneficial owner of Shares (or any other person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights has done so, file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares entitled to appraisal within 120 days after the Effective Time. Apellis is under no obligation to file any petition and has no intention of doing so; and

•

in the case of a beneficial owner, the demand must (A) reasonably identify the holder of record of the shares for which the demand is made, (B) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (C) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

The foregoing summary of the appraisal rights of Apellis stockholders and beneficial owners under the DGCL does not purport to be a complete statement of the procedures to be followed by Apellis stockholders or beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. If any holder or beneficial owner of Shares has failed to perfect or has effectively withdrawn or lost such holder’s or beneficial owner’s right to appraisal and payment under the DGCL, such holder’s or beneficial owner’s Shares will be deemed to have been converted as of the Effective Time into the right to receive the Offer Price. The preservation and proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights. The full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, upon the terms and subject to the Offer Conditions, you will receive the Offer Price for your Shares.

“Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not then held by us. Purchaser believes that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) Purchaser was not, at the time the Merger Agreement was executed, and is not, an affiliate of Apellis for purposes of the Exchange Act, (ii) Purchaser anticipates that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer) and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Litigation. To the knowledge of Biogen and Purchaser, as of April 13, 2026, there is no pending litigation against Biogen, Purchaser or Apellis in connection with the Merger or the Offer.

Stockholder Approval Not Required. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Apellis stockholders. Following the Acceptance Time, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Biogen, Purchaser and Apellis will take all necessary and appropriate action to cause the Merger to be effective as soon as practicable without a meeting of Apellis stockholders in accordance with Section 251(h) of the DGCL.

17.	Fees and Expenses.

Biogen and Purchaser have retained Innisfree M&A Incorporated to act as the Information Agent and Equiniti Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither Biogen nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Biogen or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Biogen, Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Biogen and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Apellis has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the Apellis Board Recommendation and the reasons for such Apellis Board Recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—“Certain Information Concerning Biogen and Purchaser.”

Aspen Purchaser Sub, Inc.

April 14, 2026

SCHEDULE I—INFORMATION RELATING TO BIOGEN AND PURCHASER

Biogen

The following table sets forth information about Biogen’s directors and executive officers as of April 9, 2026. The current business address of each person is c/o Biogen Inc., 225 Binney Street, Cambridge, MA 02142, and the business telephone number is (781) 464-2000.

Name	Citizenship	Position at Biogen
Caroline Dorsa	United States	Director; Chair of the Board; Chair, Corporate Governance Committee
Maria C. Freire, Ph.D.	United States	Director; Member, Corporate Governance Committee; Member, Compensation and Management Development Committee
William A. Hawkins	United States	Director; Member, Audit Committee; Member, Corporate Governance Committee
Susan Langer	United States	Director; Member, Compensation and Management Development Committee
Jesus B. Mantas Perez	United States	Director; Chair, Compensation and Management Development Committee
Lloyd B. Minor, M.D.	United States	Director; Member, Audit Committee
Sir Menelas Pangalos, Ph.D.	United Kingdom	Director; Member, Compensation and Management Development Committee
Monish Patolawala	United States	Director; Chair, Audit Committee
Eric K. Rowinsky, M.D.	United States	Director; Member, Corporate Governance Committee; Member, Compensation and Management Development Committee
Stephen A. Sherwin, M.D.	United States	Director; Member, Audit Committee
Christopher A. Viehbacher	United States	President; Director; Chief Executive Officer
Susan H. Alexander	United States	Executive Vice President; Chief Legal Officer; Member, Executive Committee
Ginger Gregory, Ph.D.	United States	Executive Vice President; Chief Human Resources Officer; Member, Executive Committee
Jane Grogan, Ph.D.	United States	Executive Vice President; Head of Research
Rachid Izzar	Morocco	Executive Vice President; Head of Global Product Strategy and Commercialization; Member, Executive Committee
Adam Keeney, Ph.D.	United States; United Kingdom; Northern Ireland	Executive Vice President; Head of Corporate Development; Member, Executive Committee
Robin Kramer	United States	Executive Vice President; Chief Financial Officer; Member, Executive Committee
Nicole Murphy	United States	Executive Vice President; Head of Pharmaceutical Operations and Technology; Member, Executive Committee
Priya Singhal, M.D., M.P.H.	United States	Executive Vice President; Head of Development
Sean Godbout	United States	Vice President; Chief Accounting Officer; Global Corporate Controller

Executive Officers and Directors of Biogen

CAROLINE DORSA

Caroline Dorsa joined Biogen’s Board of Directors in 2010 and was appointed as Chair in June 2023. Ms. Dorsa serves as Chair of Biogen’s Corporate Governance Committee. Ms. Dorsa served as Executive Vice President and Chief Financial Officer of Public Service Enterprise Group, Inc., a diversified energy company, from April 2009 until her retirement in October 2015, and served on its Board of Directors from February 2003 to April 2009. From February 2008 to April 2009 she served as Senior Vice President, Global Human Health, Strategy and Integration at Merck & Co., Inc., a pharmaceutical company. From November 2007 to January 2008 Ms. Dorsa served as Senior Vice President and Chief Financial Officer of Gilead Sciences, Inc., a life sciences company. From February 2007 to November 2007 she served as Senior Vice President and Chief Financial Officer of Avaya, Inc., a telecommunications company. From 1987 to January 2007 Ms. Dorsa held various financial and operational positions at Merck & Co., Inc., including Vice President and Treasurer, Executive Director of U.S. Customer Marketing and Executive Director of U.S. Pricing and Strategic Planning. Since 2010, Ms. Dorsa has served on the Board of Directors of Illumina, Inc., a life sciences company, and has served on the Board of Directors of Duke Energy Corporation, an energy holding company since 2021. Ms. Dorsa was elected at Biogen’s 2025 Annual Meeting of Stockholders on June 17, 2025, to serve a one-year term extending until Biogen’s 2026 Annual Meeting of Stockholders, scheduled for June 9, 2026. Ms. Dorsa has announced that she will retire from the Biogen Board and will not stand for reelection at the 2026 Annual Meeting.

MARIA C. FREIRE, PH.D.

Maria C. Freire, Ph.D., has served as a director of Biogen Inc. since 2021. She is a member of Biogen’s Compensation and Management Development Committee and Corporate Governance Committee. Dr. Freire brings to the Biogen Board extensive experience in biomedical innovation, drug development, public–private partnerships, and science policy, with a career spanning biotechnology, global health, and life sciences infrastructure. She has a distinguished record of overseeing complex, mission-critical organizations with a focus on long-term value creation and patient-centric outcomes. Dr. Freire is Principal of The Freire Group, a strategic advisory firm serving life sciences organizations that she founded in 2021. She has served on the boards of Alexandria Real Estate Equities, Inc. since 2012, Exelixis, Inc. since 2018, and Keystone Symposia on Molecular and Cell Biology since 2021. Dr. Freire is a member of the National Academy of Medicine and the Council on Foreign Relations. From 2012 to 2021, Dr. Freire served as President and Executive Director of the Foundation for the National Institutes of Health (FNIH), where she led large-scale public–private partnerships advancing research and clinical development across oncology, neurodegenerative diseases, autoimmune disorders, and infectious diseases, and managed complex multi-stakeholder collaborations involving government, industry, and philanthropy. Earlier, Dr. Freire was President and Chief Executive Officer of the Global Alliance for TB Drug Development (TB Alliance) from 2001 to 2008, where she built and led a sustainable drug development organization that advanced a range of compounds through the drug development pathway, including pretomanid from preclinical research into clinical trials (demonstrating capital-efficient development and strategic portfolio management). She previously served as President of the Albert and Mary Lasker Foundation from 2008 to 2012, which administers the internationally recognized Lasker Awards, and as Director of the Office of Technology Transfer at the National Institutes of Health from 1995 to 2001, where she oversaw intellectual property strategy, licensing, and industry partnerships. Dr. Freire has served on and chaired the Science Board of the U.S. Food and Drug Administration, was a member of the World Health Organization Commission on Intellectual Property Rights, Innovation and Public Health, and was appointed to the United Nations Secretary-General’s High-Level Panel on Access to Medicines. Her honors include the U.S. Department of Health and Human Services Secretary’s Award for Distinguished Service, the Arthur S. Flemming Award, and the Bayh-Dole Award. Dr. Freire holds a B.S. from Universidad Peruana Cayetano Heredia in Lima, Peru, and a Ph.D. in Biophysics from the University of Virginia. Dr. Freire was elected at Biogen’s 2025 Annual Meeting of Stockholders on June 17, 2025, to serve a one-year term extending until Biogen’s 2026 Annual Meeting of Stockholders, scheduled for June 9, 2026. Following the 2026 Annual Meeting, Dr. Freire will succeed Ms. Dorsa as Chair of the Biogen Board.

WILLIAM A. HAWKINS

William A. Hawkins joined Biogen’s Board of Directors in 2019. Mr. Hawkins is a member of Biogen’s Audit Committee and Corporate Governance Committee. Mr. Hawkins has served as a Senior Advisor to EW Healthcare Partners, a life sciences private equity firm, since 2017. Mr. Hawkins is the former Chairman and CEO of Medtronic, Inc., a global leader in medical technology. He was at Medtronic from 2002 until 2011. After retiring from Medtronic, he served as President and Chief Executive Officer of Immucor, a private equity backed global leader in transfusion and transplant medicine from October 2011 to July 2015. From 1998 to 2001 Mr. Hawkins served as President and Chief Executive Officer of Novoste Corporation, an interventional cardiology company. Prior to that, Mr. Hawkins served in a variety of senior roles at American Home Products, a consumer, pharma and medical device company, Johnson & Johnson, a healthcare company, Guidant Corporation, a medical products company, and Eli Lilly and Company, a global pharmaceutical company. Mr. Hawkins has also served on the boards of directors of Virtue Labs since 2015, Baebies since 2016, Cirtec Medical since 2021, Enterra Medical since 2021 and Lacuna Medical since 2023, all of which are medical products companies. Mr. Hawkins is Vice Chair of the Duke University Board of Trustees and is Chair of the Duke University Health System. Mr. Hawkins was elected as a member of the AIMBE College of Fellows and the National Academy of Engineering. He has a dual degree in Electrical and Biomedical Engineering from Duke University and a M.B.A. from the University of Virginia’s Darden School of Business. Mr. Hawkins is also a member of the Board of Directors at Bioventus Inc., a global medical device company, where he has served since 2016, and MiMedx Group, Inc., a biopharmaceutical company, where he has served since 2020. Mr. Hawkins was elected at Biogen’s 2025 Annual Meeting of Stockholders on June 17, 2025, to serve a one-year term extending until Biogen’s 2026 Annual Meeting of Stockholders, scheduled for June 9, 2026.

SUSAN LANGER

Susan Langer joined Biogen’s Board of Directors in 2023 and is a member of Biogen’s Compensation and Management Development Committee. Ms. Langer has served as the President & Chief Business Officer of Souffle Therapeutics since 2021. Previously, Ms. Langer was founding President of Kojin Therapeutics from 2020 to 2021 as well as founding Chief Business Officer of Paratus Sciences from 2021 to 2023. Prior to that, Ms. Langer worked for Biogen in various roles including as the Head of Corporate Strategy from 2013 to 2019. Ms. Langer has also previously served as Venture Partner at Old Silver VC from 2020 to 2023 and as Managing Partner at Guava Partners since 2021. Ms. Langer obtained her Bachelor of Arts degree from Cornell University. Ms. Langer was elected at Biogen’s 2025 Annual Meeting of Stockholders on June 17, 2025, to serve a one-year term extending until Biogen’s 2026 Annual Meeting of Stockholders, scheduled for June 9, 2026.

JESUS B. MANTAS PEREZ

Jesus B. Mantas Perez joined Biogen’s Board of Directors in 2019 and serves as the Chair of Biogen’s Compensation and Management Development Committee. Mr. Mantas served at IBM from 2002 until his retirement in 2025. Most recently, from 2022 to 2025, he served as the Global Managing Partner leading Business Transformation Services in a $9 billion business of IBM Consulting. At IBM he led the global team of professionals helping clients design, transform and operate their mission critical processes as they accelerate their digital transformations. He additionally led IBM Consulting acquisition portfolio and served in the IBM Executive Performance Team, IBM Executive Technology Team, IBM Chairman Acceleration Team and was the emeritus chairman of the IBM Hispanic Diversity Council. He is a member of the World Economic Forum AI Global Council and a member of the board of directors of HITEC, a non-profit with the mission to increase Hispanic representation in technology. Prior to his most recent IBM role, from 2002 to 2022, he held a series of senior roles at IBM, including leading IBM Consulting global portfolio of offerings, acquisitions, strategic alliances, ventures, and IBM Institute of Business Value, the thought leadership arm of IBM, as well as P&L leadership roles including IBM Global BPO business, IBM Consulting in Latin America, and North America Enterprise market. Before IBM, he was a Partner in the High Technology practice of PricewaterhouseCoopers Consulting from 1997 to 2002, an adjunct professor at University of California Irvine Graduate School of Management from 1997 to 2001, and an officer in the Air Force of Spain. Mr. Mantas was elected at Biogen’s 2025 Annual Meeting of Stockholders on June 17, 2025, to serve a one-year term extending until Biogen’s 2026 Annual Meeting of Stockholders, scheduled for June 9, 2026.

LLOYD B. MINOR, M.D.

Lloyd B. Minor, M.D. joined Biogen’s Board of Directors in October 2024 and is a member of Biogen’s Audit Committee. Dr. Minor has served as the Dean of the Stanford University School of Medicine since 2012 and as Vice President for Medical Affairs at Stanford University since 2023. As dean, he has played an integral role in establishing strategy across the Stanford Medicine enterprise, leading health and medicine matters at Stanford in research, clinical care and education. Prior to Stanford, he served as Provost and Senior Vice President for Academic Affairs at Johns Hopkins University from 2009 to 2012, where he also previously served as the Andelot Professor and Chair of the Department of Otolaryngology at the School of Medicine and as otolaryngologist-in-chief of the Johns Hopkins Hospital from 2003 to 2009. In 2012, Dr. Minor was elected to the National Academy of Medicine. Dr. Minor obtained his Bachelor of Science degree from Brown University and his M.D. from the Warren Alpert Medical School of Brown University. He is also the chair of the Board of Directors of the Alice L. Walton School of Medicine, a new medical school being established in Bentonville, Arkansas. Dr. Minor was elected at Biogen’s 2025 Annual Meeting of Stockholders on June 17, 2025, to serve a one-year term extending until Biogen’s 2026 Annual Meeting of Stockholders, scheduled for June 9, 2026.

SIR MENELAS PANGALOS, PH.D.

Sir Menelas (Mene) Pangalos, Ph.D. joined Biogen’s Board of Directors in January 2025 and is a member of Biogen’s Compensation and Management Development Committee. Prof Sir Pangalos most recently served as Executive Vice President of Biopharmaceuticals R&D at AstraZeneca from 2019 up until his retirement in 2024. In this role, he was responsible for biopharmaceutical R&D from discovery through late-stage development, covering areas including cardiovascular, autoimmune and neurology. He first joined AstraZeneca in 2010 as Executive Vice President of Early R&D, serving in that role until 2018, and led the transformation of the company’s R&D productivity, as well as overseeing the creation of AstraZeneca’s new Global R&D Center in Cambridge, UK. Prior to his time at AstraZeneca, he held senior R&D roles at Pfizer, Wyeth and GSK. Prof Sir Pangalos obtained his Bachelor of Science in Biochemistry and Molecular Biology from Imperial College London and received his Ph.D. in Neuropharmacology from University College London. He is an elected Fellow of the Royal Society, the Academy of Medical Sciences, the Royal Society of Biology and Clare Hall, University of Cambridge. Sir Pangalos has also served on the board of Absci Corporation since 2024. Sir Pangalos was elected at Biogen’s 2025 Annual Meeting of Stockholders on June 17, 2025, to serve a one-year term extending until Biogen’s 2026 Annual Meeting of Stockholders, scheduled for June 9, 2026.

MONISH PATOLAWALA

Monish Patolawala joined Biogen’s Board of Directors in 2024 and serves as the Chair of Biogen’s Audit Committee. Mr. Patolawala brings more than 25 years of experience leading the financial operations and business of global industrial and healthcare businesses. He has served as Executive Vice President and Chief Financial Officer at ADM since 2024. Prior to joining ADM, Mr. Patolawala served as the President and CFO of 3M from 2020 to 2024, where he led the company’s financial operations in addition to information technology, enterprise strategy, 3M’s global service centers, country prioritization and governance. Before 3M, he served at General Electric Company (“GE”) from 1994 to 2020, serving in various roles of increasing responsibility across GE’s businesses, including vice president of operational transformation, where he led transformation initiatives driving operating rigor and lean management across the company. Prior to his move to 3M, he served as the Chief Financial Officer of GE Healthcare from 2015 to 2020. Mr. Patolawala has experience leading complex businesses and financial operations through changing business cycles and interest rate environments. Mr. Patolawala also has worked at A.F. Ferguson & Co., a former KPMG affiliate providing audit, tax, and business advisory services. Mr. Patolawala is a certified chartered accountant and a certified cost accountant from the Institute of Cost and Works Accountants of India. He earned his bachelor’s degree from St. Joseph’s College of Commerce in Bangalore, India. Mr. Patolawala was elected at Biogen’s 2025 Annual Meeting of Stockholders on June 17, 2025, to serve a one-year term extending until Biogen’s 2026 Annual Meeting of Stockholders, scheduled for June 9, 2026.

ERIC K. ROWINSKY, M.D.

Eric K. Rowinsky, M.D., joined Biogen’s Board of Directors in 2010. Dr. Rowinsky is a member of Biogen’s Corporate Governance Committee and Biogen’s Compensation and Management Development Committee. Dr. Rowinsky serves as an independent advisor to a wide range of biopharmaceutical companies, providing expertise in developing and registering novel cancer therapeutics. Since 2025, Dr. Rowinsky has served as the Chief Medical Officer for Uniphar US (formerly known as RRD International). Among his recent positions in therapeutic development, Dr. Rowinsky served as consulting Chief Medical Officer of Hummingbird Biotherapeutics, a life-science company developing novel biological therapies, from 2021 to 2023, and has served at BioCity, a life-science company focusing on antibody drug conjugates, since 2022, and Innovative Cellular Therapeutics, a life-science company developing CART therapeutics to treat colon cancer and other solid malignancies, since 2022. Dr. Rowinsky has served as President and Director of Inspirna since 2015, and additionally served as its Executive Chairman from 2016 to 2021. From 2016 to 2021 Dr. Rowinsky served as Chief Scientific Officer of Clearpath Development, Inc. From January 2012 to November 2015 Dr. Rowinsky was the Head of Research and Development and Chief Medical Officer of Stemline Therapeutics, Inc., a biotechnology company focusing on the discovery and development of therapeutics targeting cancer stem cells.

Dr. Rowinsky is an Adjunct Professor of Medicine at New York University and has been an independent consultant since January 2010. Prior to that, he was the Chief Medical Officer of Primrose Therapeutics, Inc., a start-up biotechnology company focusing on the development of therapeutics for polycystic kidney disease, from August 2010 until its acquisition in September 2011. From 2005 to December 2009 he served as the Chief Medical Officer and Executive Vice President of ImClone Systems Incorporated, a life sciences company. From 1996 to 2004 Dr. Rowinsky held several positions at the Cancer Therapy & Research Center’s Institute for Drug Development, including Director of the Institute and Director of Clinical Research. During that time, he held the SBC Endowed Chair for Early Drug Development and was Clinical Professor of Medicine at the University of Texas Health Science Center at San Antonio. From 1988 to 1996 Dr. Rowinsky was an associate professor of oncology at the Johns Hopkins School of Medicine and on the staff of the Johns Hopkins Hospital. Dr. Rowinsky is also a member of the Boards of Directors of Purple Biotech Ltd. (formerly Kitov Pharma Ltd.), where he has served since 2019, and Verastem, Inc., where he has served since 2017, both of which are biopharmaceutical companies. Dr. Rowinsky was elected at Biogen’s 2025 Annual Meeting of Stockholders on June 17, 2025, to serve a one-year term extending until Biogen’s 2026 Annual Meeting of Stockholders, scheduled for June 9, 2026.

STEPHEN A. SHERWIN, M.D.

Stephen A. Sherwin, M.D., joined Biogen’s Board of Directors in 2010. Dr. Sherwin is a member of Biogen’s Audit Committee. Dr. Sherwin currently divides his time between advisory work in the life science industry and patient care and teaching in his specialty of medical oncology. He has served as a Clinical Professor of Medicine at the University of California, San Francisco, since 2010, and as a volunteer Attending Physician in Hematology-Oncology at the Zuckerberg San Francisco General Hospital since 2010. Since 2016, Dr. Sherwin has served as a venture partner with Third Rock Ventures, LLC. Dr. Sherwin previously served as the Chairman of Ceregene, Inc., a life sciences company that he co-founded, from 2001 until its acquisition by Sangamo BioSciences, Inc. in 2013. He was also co-founder and Chairman of Abgenix, Inc., an antibody company that was acquired by Amgen Inc. in 2006, serving in that role from 1996 to 2006. From 1990 to October 2009 he served as the Chief Executive Officer of Cell Genesys, Inc., a life sciences company, and was its Chairman from 1994 until the company’s merger with BioSante Pharmaceuticals, Inc. (now ANI Pharmaceuticals, Inc.) in October 2009. Prior to that, he held various positions at Genentech, Inc., a life sciences company, most recently as Vice President, Clinical Research. Dr. Sherwin is board certified in internal medicine and medical oncology. Dr. Sherwin is also a member of the Board of Directors of Neurocrine Biosciences, Inc. a life sciences company, where he has served since 1999. Dr. Sherwin was elected at Biogen’s 2025 Annual Meeting of Stockholders on June 17, 2025, to serve a one-year term extending until Biogen’s 2026 Annual Meeting of Stockholders, scheduled for June 9, 2026.

CHRISTOPHER A. VIEHBACHER

Mr. Viehbacher has served as Biogen’s President and Chief Executive Officer and member of Biogen’s Board of Directors since November 2022. Prior to joining Biogen, Mr. Viehbacher served as Managing Partner of Gurnet Point Capital, a Boston based investment fund from 2015 to 2022. Prior to that, Mr. Viehbacher served as Global CEO of Sanofi, from 2008 to 2014. Prior to joining Sanofi, Mr. Viehbacher spent over 20 years with GlaxoSmithKline in Germany, Canada, France and, latterly, the U.S. as president of its North American pharmaceutical division. Mr. Viehbacher began his career with PricewaterhouseCoopers LLP and qualified as a chartered accountant. From 2015 until 2022, Mr. Viehbacher served as the chair of the board of directors of PureTech. Mr. Viehbacher also previously served on the board of directors of Vedanta Biosciences, Inc. as chair, BEFORE Brands, Inc., Crossover Health, Sanofi and GlaxoSmithKline. He is also the chair of the board of directors at Braveheart Bio, Inc., a trustee of Northeastern University and a member of the board of fellows at Stanford Medical School. He graduated from Queen’s University in Kingston, Ontario, Canada. Mr. Viehbacher was elected at Biogen’s 2025 Annual Meeting of Stockholders on June 17, 2025, to serve a one-year term extending until Biogen’s 2026 Annual Meeting of Stockholders, scheduled for June 9, 2026.

SUSAN H. ALEXANDER

Ms. Alexander has served as Biogen’s Executive Vice President, Chief Legal Officer since April 2018. Prior to that, Ms. Alexander served as Biogen’s Executive Vice President, Chief Legal and Corporate Services from March 2017 to March 2018, as Biogen’s Executive Vice President, Chief Legal Officer and Secretary from December 2011 to March 2017 and as Biogen’s Executive Vice President, General Counsel and Corporate Secretary from 2006 to December 2011. Prior to joining Biogen, Ms. Alexander served as the Senior Vice President, General Counsel and Corporate Secretary of PAREXEL International Corporation, a biopharmaceutical services company, from 2003 to January 2006. From 2001 to 2003 Ms. Alexander served as General Counsel of IONA Technologies, a software company. From 1995 to 2001 Ms. Alexander served as Counsel at Cabot Corporation, a specialty chemicals and performance materials company. Prior to that, Ms. Alexander was a partner at the law firms of Hinckley, Allen & Snyder and Fine & Ambrogne. Ms. Alexander received her B.A. from Wellesley College and her J.D. from Boston University School of Law.

GINGER GREGORY, PH.D.

Dr. Gregory has served as Biogen’s Executive Vice President and Chief Human Resources Officer since July 2017. Prior to joining Biogen, Dr. Gregory served as Executive Vice President and Chief Human Resources Officer at Shire PLC, a global specialty biopharmaceutical company, from February 2014 to April 2017. Prior to that, Dr. Gregory held executive-level human resources positions for several multinational companies across a variety of industries, including Dunkin’ Brands Group Inc., a restaurant holding company, where she served as Chief Human Resource Officer, Novartis AG, a pharmaceutical company, where she was the division head of Human Resources for Novartis Vaccines and Diagnostics, Novartis Consumer Health and Novartis Institutes of BioMedical Research and Novo Nordisk A/S, a pharmaceutical company, where she served as Senior Vice President, Corporate People & Organization at the company’s headquarters in Copenhagen, Denmark. Earlier in her career, Dr. Gregory held a variety of human resources generalist and specialist positions at BMS, a pharmaceutical company, and served as a consultant with Booz Allen & Hamilton, an information technology consulting company, in the area of organization change and effectiveness. Dr. Gregory is a graduate of the University of Massachusetts and The George Washington University with a Bachelor of Arts, Master of Philosophy and a doctoral degree in psychology.

JANE GROGAN, PH.D.

Dr. Grogan has served as Biogen’s Executive Vice President and Head of Research since October 2023. Dr. Grogan most recently served as the Chief Scientific Officer at Graphite Bio from 2021 to 2023 and ArsenalBio from 2019 to 2021, both cell and gene therapy companies. From 2004 to 2019 Dr. Grogan held several roles in increasing seniority at Genentech across Immunology and Immuno-oncology, covering research strategies and drug development across Rheumatoid Arthritis, Lupus, MS, Inflammatory Bowel Disease and Cancer. Preceding her career in the Biotechnology Industry, Dr. Grogan completed her Ph.D. in immunology at Leiden University and her B.Sc in Biochemistry and Pharmacology from the University of Melbourne.

RACHID IZZAR

Rachid Izzar has served as Biogen’s Executive Vice President, Global Product Strategy & Commercialization since 2023, and has served on the Executive Committee since July 2021. Mr. Izzar joined Biogen in October 2019 as President of the Intercontinental Region, including Latin America, Australia, Asia, Japan, the Middle East, Africa, Turkey, and Russia, and the Biosimilars business unit, serving in that role until 2021. From 2012 until 2022, Mr. Izzar served as the Head of Biogen’s Alzheimer’s business unit. Before joining Biogen, he was a Country President for AstraZeneca in France. He held several leadership roles at AstraZeneca, including responsibility for all business and commercial operations, as well as the build-out and management of the global cardiovascular franchise. Before that, he was based in Shanghai and served as Vice President of Strategic Transformation, led the China portfolio, and served as Vice President of Commercial International covering China, Australia, Brazil, Russia, Latin America, Asia, Turkey, the Middle East, and Africa. Mr. Izzar holds an M.B.A. from the University of Sherbrooke in Canada and a graduate diploma in Business Transformation from Harvard University.

ADAM KEENEY, PH.D.

Dr. Keeney has served as Biogen’s Executive Vice President and Head of Corporate Development since April 2023. Dr. Keeney brings more than 20 years of experience leading R&D, business development and strategy organizations at industry-leading companies within biotech and large pharma, Dr. Keeney most recently served as the Chief Executive Officer of NodThera, a clinical stage biotech company focused on chronic inflammation from 2018 to 2022. Prior to NodThera, Dr. Keeney was at Sanofi from 2014 to 2018 where he had responsibility for all of Sanofi Genzyme’s business development activities, including early- and late-stage deals across therapeutic areas and modalities, successfully completing several significant transactions. From 2004 to 2013 Dr. Keeney worked at Johnson & Johnson where he held a number of business development roles with increasing responsibility and started his career at Lundbeck as a discovery scientist. Dr. Keeney holds a Ph.D. in Neuropharmacology from the University of Nottingham, UK and a BSc (Hons) from the University of Leeds, UK.

ROBIN KRAMER

Robin Kramer is Executive Vice President and Chief Financial Officer at Biogen and has served on the Executive Committee since March 2025. Ms. Kramer joined Biogen in 2018 as Biogen’s Vice President, Chief Accounting Officer and most recently served as Biogen’s Senior Vice President, Chief Accounting Officer. Prior to joining Biogen, Ms. Kramer served as the Senior Vice President and Chief Accounting Officer at Hertz Global Holdings from 2014 to 2018. Prior to that, she was an audit partner at Deloitte & Touche from 2007 to 2014, including serving in Deloitte’s National Office Accounting Standards and Communications Group for several years. Earlier in her career, Ms. Kramer served as Chief Accounting Officer of Fisher Scientific International and as Director, External Reporting, Accounting and Control for the Gillette Company. Ms. Kramer also held partner positions in the public accounting firms of Ernst & Young LLP and Arthur Andersen LLP. Ms. Kramer currently chairs the board and audit committee of Armata Pharmaceuticals. She is also a member of the Massachusetts Society of CPAs and the American Institute of CPAs. Previously, Ms. Kramer served as a Board Member for Samsung Bioepis, the Center for Women and Enterprise, the Massachusetts State Board of Accountancy, and Probus Insurance Company Europe DAC. Ms. Kramer holds a Bachelor of Science in Business Administration in Accounting from Salem State University and is a licensed Certified Public Accountant in Massachusetts.

NICOLE MURPHY

Ms. Murphy has served as Biogen’s Executive Vice President, Pharmaceutical Operations and Technology since February 2022. Prior to that, Ms. Murphy has held senior executive positions at Biogen, including most recently as Biogen’s Senior Vice President, Head of Global Manufacturing & Technical Operations, from 2019 to 2022. In 2017, Ms. Murphy played a critical role during the successful spin-off of Biogen’s hemophilia franchise, as the Vice President and Head of Technical Operations of Bioverativ responsible for clinical and commercial development, quality, regulatory, manufacturing and procurement. Prior to the spin-off Ms. Murphy was the General Manager and Head of Cambridge Site Operations at Biogen from May 2015 to December 2016. Prior to joining Biogen, Ms. Murphy was Executive Director, Head of Supply Chain at Amgen, a biopharmaceutical company, where her responsibilities included leadership of commercial manufacturing and technical operations. Ms. Murphy also held numerous technical and operational roles during her time at Amgen from 2001 to 2015 where she contributed significantly to various facility start-ups, business development integrations, strategic transformations and new product introductions. Prior to Amgen, Ms. Murphy held a variety of process development and engineering positions at Immunex Pharmaceuticals and the Monsanto Company. Ms. Murphy holds a B.S. in Engineering from the University of Massachusetts and an M.S. in Engineering and an M.B.A from Rensselaer University.

PRIYA SINGHAL, M.D., M.P.H.

Dr. Singhal has served as Biogen’s Executive Vice President and Head of Development since January 2023. Prior to that Dr. Singhal served as Biogen’s Interim Head of Research and Development from 2021 until 2023, in addition to serving as Head of Global Safety and Regulatory Sciences, including China and Japan Research and Development, from 2020 until 2023. Dr. Singhal was initially at Biogen from 2012 to 2018 and served in positions of increasing seniority as Vice President Clinical Trials Benefit-Risk Management, Global Head of Safety and Benefit Risk Management and as the Interim Co-lead and Senior Vice President of Global Development. Prior to her 2020 return to Biogen, Dr. Singhal served as Head of Research and Development and Manufacturing at Zafgen Inc. from 2019 to 2020. From 2008 to 2012 Dr. Singhal held roles at Vertex Pharmaceuticals, including Vice President, Medical Affairs. Dr. Singhal began her drug-development career at Millennium Pharmaceuticals, Inc. in 2005 and led benefit-risk management for Velcade and other compounds. Preceding her career in the Biotechnology Industry, Dr. Singhal completed her M.P.H. in International Health at Harvard School of Public Health and obtained her training in Internal Medicine in Mumbai, India.

SEAN GODBOUT

Mr. Godbout has served as Biogen’s Vice President, Chief Accounting Officer and Global Corporate Controller since March 2025. Mr. Godbout has served as Biogen’s Global Corporate Controller since October 2023 and previously served as Corporate Controller from September 2019 to October 2023. Mr. Godbout has held roles of increasing seniority at the Company since 2007. Prior to joining Biogen, Mr. Godbout spent 10 years at PricewaterhouseCoopers LLP and is a licensed CPA. Mr. Godbout holds a B.S. in Industrial and Labor Relations from Cornell University and obtained his M.S. in Accounting and M.B.A. from Northeastern University.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of April 9, 2026. The current business address of each person is c/o Biogen Inc., 225 Binney Street, Cambridge, MA 02142 and the telephone number of Purchaser is (781) 464-2000.

Name	Citizenship	Position at Purchaser
Robin Kramer	United States	President; Chief Executive Officer

Wendell Taylor	United States	Secretary

Michael Dambach	United States	Director; Treasurer

Executive Officers and Directors of Purchaser

ROBIN KRAMER

Robin Kramer has served as Executive Vice President and Chief Financial Officer at Biogen since March 2025. Ms. Kramer joined Biogen in 2018 as Biogen’s Vice President and Chief Accounting Officer and most recently has served as Biogen’s Senior Vice President and Chief Accounting Officer. Since March 2026, Robin Kramer has served as a director and as Chief Executive Officer of Purchaser.

WENDELL TAYLOR

Wendell Taylor has served as Biogen’s Chief Corporation Counsel since October 2020. Since March 2026, Mr. Taylor has served as the Secretary of Purchaser.

MICHAEL DAMBACH

Michael Dambach has served as Vice President and Treasurer at Biogen since 2010. Since March 2026, Mr. Dambach has served as director and treasurer of Purchaser.

The Letter of Transmittal, any certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by hand, express mail, courier or other expedited service:	If delivering by mail:

Equiniti Trust Company, LLC 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120 Attn: Onbase - Reorganization Department	Equiniti Trust Company, LLC Operations Center Attn: Onbase - Reorganization Department 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call:

(866) 239-1762 (toll-free from the U.S. and Canada) or

+1 (412) 232-3651 (from other countries)

Banks and Brokers may call collect: (212) 750-5833